

SMARTRENT
ANNUAL REPORT

2025

SMARTRENT, INC.
6811 E. Mayo Blvd, Fourth Floor
Phoenix, AZ 85054

The March to a Million

Dear Stockholders,

Over the past year, SmartRent moved through an important period of transition while continuing to deliver value for customers. I joined the company as President and CEO mid-year energized by the opportunities ahead and the potential SmartRent has to create shareholder value by deploying technology across the rental housing industry. At its core, our focus is on helping customers operate more efficiently and improve property performance in ways that increase net operating income. Even amid change, the team remained committed to serving customers, reinforcing the business and preparing SmartRent for sustained growth. The company enters this next phase supported by its scale, close relationships with leading operators and industry partners and ongoing investment in innovation.

In many respects, 2025 was a year of two halves. During the second half, we worked to stabilize the business, reinforce operating discipline and realign the cost structure. Those efforts produced tangible results. During the fourth quarter, we returned to year-over-year revenue growth, achieved positive Adjusted EBITDA and reached cash flow neutrality on a run-rate basis while maintaining more than $100 million in cash. We also completed an internal cost-reduction program, delivering more than $30 million in annualized savings. By year end, SmartRent was operating with greater consistency, improved financial rigor and a clearer path forward.

That momentum is evident in the breadth, adoption and confidence we see across our platform. SmartRent is the scaled industry leader in smart IoT and operations technology for rental housing, with a presence that stands apart in the market. Today, our IoT technology is deployed across more than 890,000 units in approximately 3,700 communities and supporting well over 3 million connected devices. Additionally, our maintenance and leasing operations solutions support more than 1.2 million units. As we approach one million installed units, this footprint provides a meaningful advantage, enabling continued product investment, platform innovation and a more durable operating model.

We also made targeted investments to enhance leadership depth, generate sales momentum and prepare the organization for growth in 2026. This included strengthening our go-to-market organization through expanded resources and improved tools, along with increasing direct engagement with customers through top-to-top meetings and deeper collaboration. The formation of our Product Advisory Council established an ongoing forum for customer input that helps inform and validate our innovation priorities.

Alongside these efforts, we worked to improve the operational backbone of the business. We advanced key processes across installations, quote-to-cash, vendor management and procurement, and refined our product portfolio by confirming core platform offerings and exiting lower-value solution sets. These actions simplified the organization, improved execution quality and enhanced our ability to scale efficiently.

The progress made over the past year was essential to reinforcing SmartRent's foundation and preparing the company for its next phase of growth. While the organization is operating from a stronger position today, important work remains. As we move into 2026, our focus is on revenue expansion, improving operational performance and advancing sustainable profitability, informed by the actions taken over the past year.

In the first quarter of 2026, we introduced Vision 2028, a focused three-year strategy that outlines how we will extend our market leadership and create long-term value for our stakeholders. Our vision is clear: delivering AI-enabled smart home and property solutions that elevate resident living, optimize operations and boost property performance. We are focused on two priorities: accelerating growth by reinforcing our competitive moat and expanding profitability through a more leverageable operating model. These priorities are anchored by five pillars that will guide our efforts:

- Grow our installed footprint at a compounded annual growth rate
- Scale a world-class go-to-market organization
- Unify our platform with deeper use of data, analytics and AI
- Simplify hardware architecture while expanding software offerings
- Strengthen operating rigor through scalable internal processes

I am confident in SmartRent's position as the leading platform for smart rental housing operations and in our ability to generate durable value for stakeholders. The company is uniquely positioned to power smarter living and working across the multifamily industry through our scale, innovative mindset and growing emphasis on execution. We have a clear strategy that we believe will extend our leadership, support continued growth and improve profitability as we serve existing and new customers and help them achieve their goals. On behalf of our leadership team and Board of Directors, I want to thank our stockholders, customers and employees for their continued support and confidence as we continue our march toward one million units and beyond.

Sincerely,
Frank Martell, President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 001-39991

SMARTRENT, INC.

(Exact name of Registrant as specified in its charter)

Delaware *(State or Other Jurisdiction of Incorporation or Organization)*	**85-4218526** *(I.R.S. Employer Identification No.)*
6811 E. Mayo Blvd., 4th Floor **Phoenix, Arizona** *(Address of Principal Executive Offices)*	**85054** *(Zip Code)*

(844) 479-1555
(Registrant's Telephone Number)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value	**SMRT**	**The New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes ☐ No ☒

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant on June 30, 2025, the last business day of its most recently completed second fiscal quarter was $116.1 million based on the closing price of the registrant's Class A Common Stock as reported by the New York Stock Exchange on that date.

As of March 2, 2026, there were 192,223,771 shares of the registrant's Class A Common Stock outstanding, par value $0.0001 per share.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates by reference certain information from the registrant's definitive proxy statement (the "Proxy Statement") for the 2026 Annual Meeting of Stockholders. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2025.

TABLE OF CONTENTS

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K ("Report") contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended ("Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act") that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, "forward-looking statements." Words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "could," "would," "project," "plan," "potentially," "preliminary," "likely," "aim" and similar expressions, and the negatives of these expressions, are intended to identify forward-looking statements. Forward-looking statements appear in a number of places throughout this Report and include statements regarding our intentions, beliefs, or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, and the markets in which we operate. Forward-looking statements contained in this Report include statements about:

- our future financial performance, including our expectations regarding revenue, cost of revenue, operating expenses, capital expenditures, cash flows, and ability to achieve profitability;

- our future operational performance, including our expectations regarding our metrics, including, among others, Annual Recurring Revenue, Average Revenue per Unit, Customer Churn, Property Net Revenue Retention, Customer Net Revenue Retention, Bookings, the number of Units Deployed, New Units Deployed, Units Shipped, and Units Booked;

- the impact of macroeconomic conditions and geopolitical events on our business;

- our anticipated investments in sales and marketing and research and development;

- our ability to attract new customers, sell into new and existing markets, upsell customers, and develop new products;

- our ability to successfully expand in our existing markets and into new markets;

- our recent leadership changes;

- our ability to maintain our brand;

- our ability to successfully defend litigation brought against us;

- our ability to manage our supply chain;

- the sufficiency of our cash, cash equivalents and investments to meet our liquidity needs;

- our ability to achieve or maintain profitability;

- our ability to effectively manage our growth and future expenses;

- our investment strategy, business strategy and growth strategy, including the use of acquisitions to grow our business;

- management's plans, beliefs and objectives for future operations;

- our expectations about competition and our ability to compete effectively with new and existing competitors in new and existing markets and offerings;

- the impact of our acquisitions and our ability to successfully integrate acquired businesses;

- the impact of international trade restrictions, such as tariffs and other controls on imports or exports of goods, technology, or data;

- our ability to maintain the security and availability of our platform and products;

- potential harm caused by significant disruptions of service, or the actual or perceived failure of our products to prevent security incidents;

- our ability to prevent serious errors or defects across, and to otherwise maintain the uninterrupted operation of our network;

- our ability to maintain, protect and enhance our intellectual property;

- our expectations regarding our share repurchase program;

- our ability to satisfy certain New York Stock Exchange ("NYSE") listing requirements;

- the impact of seasonal factors on our business;

- our expectations of the impact of, and our ability to comply with existing, modified or new laws and regulations applicable to our business; and

- our ability to correctly estimate our tax obligations.

The foregoing list may not contain all of the forward-looking statements made in this Report.

You should not rely on forward-looking statements as predictions of future events. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations and business strategy. We cannot assure you that the events and circumstances reflected in the forward-looking statements will occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in Part I, Item 1A "Risk Factors" and elsewhere in this Report. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this Report may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

The forward-looking statements made in this Report relate only to events as of the date on which the statements were made. Except as required by law, we undertake no obligation to update any forward-looking statements for any reason after the date of this Report or to conform these statements to actual results or to changes in our expectations. You should read this Report and the documents that we reference in this Report and have filed as exhibits to this Report with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Investors and others should note that we may announce material business and financial information to our investors using our investor relations website (investors.smartrent.com), SEC filings, webcasts, press releases, and conference calls. We use these mediums to communicate with investors and the general public about our company, our products and services, and other issues. It is possible that the information that we make available may be deemed to be material information. We therefore encourage investors, the media and others interested in our company to review the information that we post on our investor relations website.

SmartRent, the SmartRent logo and other trade names, trademarks or service marks of SmartRent appearing in this Report are the property of SmartRent. Trade names, trademarks and service marks of other companies appearing in this Report are the property of their respective holders.

Unless the context indicates otherwise, the terms "SmartRent," the "Company," "we," "us," and "our" as used in this Report refer to SmartRent, Inc., a Delaware corporation, and its subsidiaries taken as a whole.


PART I


Item 1: Business

Our Company

We are an enterprise real estate technology company that provides a comprehensive management platform designed for property owners, managers and residents. Our suite of products and services, which includes cloud-based software-as-a-service ("SaaS") solutions many of which are enabled by smart building hardware, provide seamless visibility and control over real estate assets. Our platform can lower operating costs, increase revenues, mitigate operational friction and protect assets for owners and operators, while providing a differentiated, elevated living experience for residents.

Through centrally connected devices ("Hub Devices"), which integrate our enterprise software with third party smart devices, we enable the integration of our platform with third-party smart devices, our own hardware devices and other technology interfaces. We use an open-architecture, brand-agnostic approach that allows owners, operators, and residents to manage their smart home systems through a single connected interface. Our Smart Community solutions include software and devices that power (i) smart apartments and homes, (ii) access control for buildings, common areas, and rental units, (iii) community and resident WiFi, and other solutions such as asset protection and monitoring and self-guided tours. Our Smart Operations solutions include work order management, the automation of leasing and resident call handling, audit management, and the automation of the inspection process. We also have a professional services team that provides customers with training, installation, and support services.

We have designed our smart home operating platform to enable our customers to more efficiently and effectively manage their properties and interface with their residents. Importantly, our enterprise software integrates into most existing property management systems used by residential property owners and operators. We believe that our customers realize several benefits from implementing our solutions, including:

- *Operating Efficiency.* We believe that our customers can recognize cost savings on utilities through the utilization of our solutions, including our connected smart thermostats, smart lights, and leak sensors, as well as through more efficient management of vacant rental units.

- *Incremental Revenue Generation.* We believe that rental owners may be able to increase, or maintain higher, rental rates due to the differentiated resident experience and strong demand for smart communities. Additionally, we believe our solutions can increase resident retention, accelerate leasing and re-leasing activities, and provide ancillary monetization opportunities.

- *Cost Reduction.* We believe that owners and operators can decrease their leasing and re-leasing costs by streamlining the processes associated with touring, resident onboarding and offboarding, and customer servicing. For example, our self-guided-tour solution allows prospective residents to tour a property 24 hours a day, seven days a week, without assistance from property management staff. In addition, we expect our solutions will help to eliminate or reduce rekeying and lockout expenses and other property management redundancies.

- *Asset Protection.* We believe that customers utilizing our asset protection solutions, including our connected leak sensors and thermostats, may be able to realize a decrease of approximately 70% to 90% in water damage expenses and lower insurance costs over a three year period.

We believe SmartRent is a category leader in the enterprise smart home solutions industry. As of December 31, 2025, we had 890,870 Units Deployed and approximately 600 customers, including many of the largest multifamily residential owners in the United States (the "U.S."). For more information about our "Units Deployed" and other metrics, refer to the section of this Report titled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

As of December 31, 2025, we believe our customers own or operate an aggregate of approximately 6.6 million rental units. This represents approximately 13% of the U.S. market for institutionally owned multifamily rental units and single-family rental homes. In addition to multifamily residential owners and management companies, our customers include some of the largest single-family rental homeowners, homebuilders and iBuyers in the United States.

We generate revenue primarily from sales of smart home systems that enable property owners and property managers to have visibility and control over assets, while providing all-in-one home control offerings for residents. Our revenue is generated from: (1) the direct sale to our customers of hosted services from subscription fees collected from customers to provide access to services including access controls, asset monitoring, WiFi, and related services ("Hosted Services"); (2) the sale and delivery of smart home devices, which generally consist of a Hub Device, door-locks, thermostats, sensors, and light switches; and (3) installation and implementation of smart home devices that enable our Hosted Services.

Our Industry, Competition and Market Opportunity

Demand for Smart Home Technology

We believe that network effects are driving demand for smart home technology and increasing the penetration of smart home technology in both the multifamily residential and single-family rental home sectors. Many residents now view smart home technology as a necessity, although relatively few communities currently offer it to residents. We expect this dynamic will drive demand for smart home technology as additional owners and operators evolve to meet this growing demand for integrated smart home solutions.

Fragmented Technology Offerings

The residential technology market remains fragmented, with offerings generally consisting of isolated point solutions and closed-architecture devices that do not integrate with one another. To assemble a complete building solution, owners and operators often need to source smart home technology from multiple vendors and point solution providers and patch their products together to create a modern building experience. Under this fragmented structure, the process to evaluate, procure, install, and service smart home technology can be expensive and time-consuming for owners and operators. With our holistic smart home operating system and in-house installation, training, and support services, we believe we offer a smart home solution that provides a full-service, end-to-end experience.

Competitive Market

Given the emerging nature of smart home technology in residential real estate, the industry is highly fragmented and there are a number of companies developing solutions that may be similar to parts of our smart home operating system. We believe our primary competitors are software companies that have historically provided singular, point solutions to new development properties and used third-party installation services, and hardware companies, many of which have closed architectures. We believe these companies fail to provide a comprehensive solution that meets the enterprise management and security requirements of owners, operators, and residents. We expect competition to intensify in the future as the market for smart home technology in the residential real estate industry continues to mature.

Our Competitive Strengths

We have developed a scalable and operator-friendly smart home operating system that provides a comprehensive solution for the industry:

> • *Integrated Solution.* We offer a holistic integrated solution that includes enterprise software, hardware, and resident applications.

> • *Hardware Agnostic.* Our solutions are compatible with a wide variety of other smart devices including, among others, Google Home, Amazon Alexa, Honeywell thermostats, and Yale smart locks.

> • *Open Architecture.* We have an open architecture that can integrate with many property management systems, including, among others, Yardi, Entrata, RealPage, and Engrain.

> • *Professional Services.* We provide in-house professional services with employees in our implementation, installation, and support departments which allows us to maintain consistent quality and service across markets.

While several of the largest multifamily residential owners are current SmartRent customers, we believe that we have only begun to take advantage of the full market opportunity in residential and commercial real estate sectors and in domestic and international markets. We have adapted our software and applications to target opportunities in other residential real estate sectors, including single-family rental homes, student housing, senior housing, and new construction homes. In addition, we believe there could be significant potential for growth beyond residential real estate to other commercial real estate asset classes, including, among others, offices, hotels, retail, industrial, and self-storage. Furthermore, we believe there could be an attractive opportunity to expand our smart home solutions into other markets globally.

Seasonality

Our business and related operating results have been, and we believe that they will continue to be, impacted by seasonal factors throughout the year. We typically experience greater demand for deployments in the Spring and Summer and lower demand in late Fall and Winter primarily due to inclement weather conditions in the Fall and Winter months.

SmartRent Solutions and Products

A SmartRent connected community is a "curb to couch" concept where an entire property utilizes a variety of our solutions and products, along with third-party smart devices and features that can be remotely managed to provide efficiency, automation, asset protection, and ancillary revenue opportunities.

SmartRent Solutions

SmartRent continually evolves its solutions to meet the dynamic needs of the rental housing industry, positioning itself as a leader with a comprehensive suite of integrated offerings. Our solutions seamlessly integrate within a unified software ecosystem, optimizing community workflows and enhancing operational efficiency. This comprehensive approach can enhance the resident experience, streamline daily operations, and facilitate smart home device management across entire portfolios. By integrating these solutions into a single ecosystem, SmartRent creates connected communities that drive value for owners, operators, site teams, and residents. Our fully integrated, hardware-agnostic offerings, organized as Smart Communities Solutions and Smart Operations Solutions, include the following:

Smart Communities Solutions. Smart Communities Solutions is a collection of integrated software and hardware designed to enhance community functionality and integration. Through advanced technology, these solutions facilitate seamless connections among residents, site teams, and owners. The components work together to streamline community management for owners and operators, increase convenience for residents, and provide operational flexibility for site teams and owners. This unified platform raises the standard of living and working by optimizing daily operations for greater efficiency and responsiveness to user needs. Offerings under the Smart Communities Solutions umbrella include Smart Apartments, Access Control, Self-Guided Tours, and Package Management.

- *Smart Apartment*s. Smart Apartments is a solution that connects all the smart devices in a community to a single dashboard, enabling property managers to remotely provide unit access, set guardrails for climate settings, and monitor and control building access while providing residents with a seamless, user-friendly experience that enhances convenience and efficiency. It encompasses physical hardware components such as smart locks, thermostats, hub devices, and sensors, that enhance the convenience and efficiency of community living. The platform utilizes a hardware-agnostic approach, allowing for seamless integration with leading third-party hardware providers such as Yale, Honeywell, and Salto, operating primarily on Z-Wave technology for reliable remote management and to enable centralization efforts. Additionally, hardware solutions such as smart locks, Hub Devices, and sensors are manufactured in-house under the Alloy brand. These devices serve as the backbone for our ongoing software innovations, helping accelerate growth and advance initiatives focused on optimizing site team and resident experiences. They also contribute to improved automation and enhanced energy efficiency. The seamless integration of our hardware solutions with our evolving software platform facilitates new capabilities and improved processes that will provide greater value to users. These devices are managed and controlled through two primary software platforms: SmartRent Manager for owners, operators, and site teams, and the Resident App for residents.

  o *SmartRent Manager*. SmartRent Manager is a web-based software enabling owners and operators to manage and configure SmartRent Solutions. It integrates with major property management, customer relationship management, and third-party proptech platforms, enabling centralized management of residents, prospects, access control, and automation. When a resident moves out, the automated move-out feature immediately locks the apartment door, resets interior thermostats to the "Vacant Mode" temperature, and revokes resident access to their unit, common areas, parking, and the SmartRent Resident App — all with the click of a button. Communities can create "Vacant Mode" automations to increase efficiencies, such as work orders for unit turns and activating energy-saving mode. SmartRent Manager Mobile, a native mobile application, allows owners and operators to remotely manage work orders and control access, including resident move-ins and outs.

  o *Resident App.* Resident App is designed to put comfort, control, and convenience in residents' hands by giving them the ability to control their smart devices via a mobile application. With just a tap, residents can lock and unlock their front door, adjust the thermostat to their liking, and automate daily tasks through Schedules and Automations. Residents can also create service requests within the app, which automatically generates a work order, allowing maintenance to fix the issue quickly. Residents can control who enters their home by creating and sharing access codes with visitors. Powered by the Resident App, the best-in-class smart home experience streamlines daily interactions with staff and delivers the modern living experience residents expect.

- *Access Control.* Access Control is a community-wide, cloud-based access control system that protects building entry, common areas, and amenity spaces for multifamily residential properties using control panels, access readers, and intercoms. Integrated with major property management systems and SmartRent's extensive product suite, Access Control automates labor-intensive manual processes to enhance operational efficiencies of common area access and community security. This solution allows residents to create temporary access codes for deliveries, services, or guest access while also offering remote access for residents and site teams at various entry points (e.g., amenity doors, gates, pools, and elevators) without the need for fobs or separate keys. The system features monitoring systems for visitor logs and real-time door lock activity alerts, providing transparency and a safer community. Access Control can be implemented in new construction or retrofitted in existing properties.

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- *Self-Guided Tours.* Self-Guided Tours allows prospective renters and buyers to search available rental units, homes, or model inventory, and tour at a time most convenient for them without the need for site teams or management to be present. With no app download required, prospects can search for their next home through a web-based platform, which is accessible through a web browser on a mobile device or computer. Self-Guided Tours include various features to ensure each self-guided tour is safe, productive, and convenient, including ID Verification for each prospective renter/buyer and an Interactive Site Map to help prospects navigate to tourable homes. The technology enables owners and operators to expand showing hours outside of traditional hours, permit showings promptly upon request through our "Tour Now" functionality, and conduct multiple tours at the same time without hiring additional staff. Self-Guided Tours integrates with many popular property management and customer relationship management systems, and other third-party software products, which enables owners and operators to manage all prospect and other actionable data from one platform.

- *Package Management*. We've entered into a preferred reseller partnership with Position Imaging to offer Smart Package Room which transforms package visibility, reduces labor demands, optimizes storage space and enhances resident satisfaction. Using advanced package tracking technologies, the comprehensive Smart Package Room solution guides couriers through the package log-in process and automatically directs residents to their packages, relieving the package burden from on-site associates. It identifies, tracks and manages every package delivered to a property and helps residents easily retrieve their packages with laser and audio prompts. Smart Package Room offers 2 to 3 times the capacity of lockers all while providing an agnostic solution that can accept any type of package and allows couriers and residents to always access the package room. Smart Package Room complements SmartRent's smart home line, expands the Company's product offerings and solves a long-standing pain point for rental housing operators.

Smart Operations Solutions. Smart Operations Solutions encompasses integrated software solutions focused on centralizing community operations to improve efficiency and collaboration. This software suite is tailored to streamline management processes by consolidating various operational tasks onto a single platform. It aims to enhance productivity among site teams by providing tools that facilitate better communication, coordination, and management of community tasks. Smart Operations Solutions is designed to modernize and simplify the operational aspects of community management, making it easier for teams to deliver high-quality service and support to residents. Offerings organized under the Smart Operations Solutions umbrella include Work Management, Answer Automation, Audit Management and Inspection Management.

- *Work Management.* Work Management enables on-site teams to manage tasks, respond quickly to inquiries, and engage in preventative maintenance all from a mobile device. Through work order and service request automations, the platform provides a simplified overview of on-site tasks and allows for easy scheduling of team members. In addition, the application offers a mobile interface, allowing owners and operators to accomplish more on the go with access to the application available both online and offline. Walk & Talk is an AI voice assistant for the mobile Work Management app and when creating a task, users will be able to dictate a description of the problem, and AI will use cues in the description to prefill the task category, subcategory, and place. Work Management provides real-time tracking of assets, enabling owners to effectively manage the state of their assets and make informed decisions by giving on-site teams an easy way to scan assets and make updates from anywhere in the community. Advanced reporting visualizations through dashboards directly in the platform enable informed decision-making and simplified portfolio management. Teams can also choose to export data into third party tools for deeper analysis. The application integrates with major property management systems to provide an up-to-date and personalized experience.

- *Answer Automation*. Answer Automation reduces costs and improves on-site team efficiency through the automation of leasing and resident call handling. The platform automatically routes calls to the right team members with up to ten levels of escalation based on a predetermined set of business rules. It uses natural language processing ("NLP") to understand and answer customer queries and can escalate calls to appropriate team members as needed. Answer Automation also allows residents to easily create work orders that are automatically assigned, improving response times and increasing satisfaction. Answer Automation's integrations with major property management systems enable our platform to immediately recognize resident calls via Caller ID so site teams can deliver a personalized experience. In addition, Call Masking, which masks the team member's phone number so that it appears to the call recipient as the community's phone number, allows team members to easily communicate with residents and prospective residents without exposing their personal information. Answer Automation integrates with SmartRent's Self-Guided Tours to provide an easier way for prospective renters to schedule tours and enhance on-site efficiency. Advanced reporting capabilities help site teams make informed decisions and bring attention to the most frequent call areas.

- *Audit Management.* Audit Management allows for the quick and reliable determination of a community's financial accuracy through a consolidated review of the rent roll, deposits, resident lease files, and more. The platform captures community demographics to minimize risks and evaluate whether residents can meet pro forma rents and satisfy lender requirements by comparing the current rent roll to resident lease files. Users can build and edit templates on the fly to include custom forms and fields, streamlining the audit process and increasing efficiency for teams. Real-time variance tracking and reporting helps teams easily identify and correct common data entry errors, as well as analyze and share results. With an intuitive design and customization options, Audit Management replaces outdated, manual processes with a modern, user-friendly platform.

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- *Inspection Management.* Inspection Management automates the property inspection process so that teams can quickly access property and unit conditions, plan for capital improvement expenses, and monitor the performance of a portfolio. The mobile platform is available on iOS and Android and is accessible both online and offline. Inspection Management streamlines inspections with customizable fields and forms and simplifies documentation with team coordination, allowing for easy scheduling and assigning of tasks to team members, vendors, and contractors. The application enables teams to build accurate budgets with real-time cost-tracking capabilities based on pre-established standard costs. Insightful reporting provides data using customized filters, allowing teams to easily analyze, export, and share findings to make informed decisions.

SmartRent Hardware

We offer a variety of in-rental unit devices and common area devices that elevate the resident experience and provide multiple benefits to owners and operators. A typical SmartRent rental unit or single-family rental home is equipped with a Hub Device, smart locks, thermostat, and leak sensors. In addition, several other devices can be integrated into our smart home operating system, including smart plugs and lighting (including light bulbs, switches, and dimmers), shades, garage door controllers, video doorbells, peephole cameras, video intercoms, contact and motion sensors, and voice assistants. With our smart home operating system, residents can remotely control and manage their smart home devices and home settings through a single application. In addition, because our software is hardware agnostic, customers can choose from a wide variety of device manufacturers and use their favorite devices together in one fully integrated smart home operating system.

The Hub Devices are a vital aspect of our smart home operating system that elevates the living experience for residents. Our Hub Devices use reliable and secure Z-Wave communication for remote control of connected devices and allow users to remotely manage multiple device settings from one application. Certain Hub Devices combine a thermostat and touchscreen panel that allows users to control all of their devices from one location. Using the touchscreen device, users can, among other things, review settings, change the temperature, and lock or unlock doors. In addition, users can download the companion mobile application to remotely control their devices, such as manage their home temperature and grant access for guests and deliveries.

We also partner with several manufacturers to offer a range of compatible hardware options for any property, including:

- *Video Doorbells.* We partner with Ring to offer a selection of compatible video-enabled doorbells. Our integration with Ring allows users to add devices to their SmartRent application for a more robust control system, including live view and notifications.

- *Indoor and Outdoor Cameras.* We also partner with Ring to offer a selection of indoor and outdoor cameras that can be added to any property. With battery-operated and plug-in options available, customers have flexibility to select the cameras that are appropriate for each property.

- *Smart Locks and Lock Boxes.* We partner with third-parties to offer a selection of Z-Wave or Bluetooth-enabled smart locks and lock boxes offer customers options for keyless entry and simplified guest access. With various keyless entry options, including deadbolts, interconnected locks, lever locks, and patio locks, these products can be customized to meet most property's needs.

- *Smart Thermostats, Sensors, Plugs, Switches, Dimmers, and Readers.* We partner with third-parties to offer (i) thermostats for all types of HVAC systems with programmable options, including forced air, radiant and heat pump, (ii) leak, parking, contact and motion sensors used to proactively monitor and protect properties, (iii) smart plugs to add automation to lights, fans, or other small appliances, (iv) smart switches and dimmers to upgrade lighting in apartments and homes, and (v) a selection of readers, panels, and boards, including as part of our Access Control solution.

Sales and Marketing

We promote our solutions and brand through multiple integrated marketing channels. Our marketing strategy includes industry events such as conferences and tradeshows, digital marketing platforms and targeted communications. Our website serves as a comprehensive resource featuring our product documentation, blog articles, white papers, case studies and regular product releases.

Our digital marketing strategy encompasses several channels, including search engine optimization (SEO), Google Ads campaigns, programmatic display advertising and an active presence across professional social media platforms. We engage our audience through organic content, targeted advertising and content marketing efforts that include product updates and educational materials.

We primarily sell our solutions through our internal sales organization to diverse customers, predominately in multifamily but also including single-family rental homeowners, homebuilders and iBuyers, across our operating markets. Our sales team engages prospects through telephone and email communication, while our visibility is further enhanced through publications in recognized industry magazines and online media outlets.

Environmental and Sustainability Benefits

We are facilitating a more sustainable future by helping owners, operators, and residents reduce energy consumption, meet de-carbonization goals and achieve sustainability objectives. Our solutions are designed to reduce overall energy consumption by setting limitations on vacant units, controlling ventilation, and providing automated work orders based on temperature and humidity thresholds. Our platform drives these benefits through a variety of connected devices, including smart thermostats, leak sensors, smart appliances and smart lighting. We also reduce waste through predictive maintenance tools and building software integrations. In this way, our solutions are a key tool in reducing water usage and energy consumption across entire portfolios of real estate assets.

Human Capital Management

Our employees are fundamental to our success. As of December 31, 2025, we had 418 total employees worldwide. We also utilize consultants and contractors to supplement our workforce as necessary. The majority of our employees are engaged in engineering, software and product development, sales, and related functions. As of December 31, 2025, we have maintained strong employee relations with no work stoppages. None of our domestic or international employees are represented by a labor union or subject to a collective bargaining agreement.

We strive to cultivate a welcoming and inclusive work environment where employees are empowered to be authentic and contribute to meaningful work that positively impacts our customers and communities. Our culture is supportive, engaging, and fast-paced, fostering strong partnerships among coworkers with diverse backgrounds and experiences. We promote employee involvement through resource groups and community give-back opportunities. We gather regular insights, feedback, and data about workplace experiences and manager effectiveness through our annual employee engagement survey. This data directly informs our action plans, with the goal of enhancing workplace satisfaction, overall employee well-being, and effectiveness.

We attract and retain talent through a comprehensive strategy that includes market-based compensation, targeted employer brand initiatives, employee referral programs, and internal career growth paths. Our commitment to employee development is supported by real-time, informal feedback, a formal annual performance review process, career path transparency, and ongoing, role-specific training.

Our total rewards program is designed to retain talent, reward high performance, and incentivize exceptional results across all levels. In addition to competitive base pay, our compensation structure includes an annual bonus program for all employees, stock-based compensation for certain roles, and a comprehensive variable compensation plan for our revenue organization. All bonus and variable compensation plans are directly linked to both individual and company performance. Our highly competitive benefits program provides a 100% employer-paid medical option for employees and dependents, as well as dental, vision, life insurance, flexible time off, paid parental leave, an employee stock purchase plan, and a 401(k) plan with a company match.

Research and Development

Our research and development efforts are focused on advancing our platform and enhancing the capabilities of our Smart Communities and Smart Operations solutions. We prioritize investments that support platform integration, expanded functionality across leasing and maintenance workflows, strengthened home and building IoT connectivity and improvements to operational tools and data visibility for owners and operators. Our development strategy emphasizes interoperability across hardware and software components, scalability across large portfolios, continued refinement of automation and reporting capabilities, and the responsible use of artificial intelligence to enhance our solutions and improve internal development efficiency.

Supply Chain

Our hardware device suppliers generally maintain inventories of finished goods and key components intended to mitigate minor supply chain disruptions. Where practicable, we utilize multiple sourcing strategies to reduce the risk of disruption associated with reliance on a single supplier. However, we continue to depend on a limited number of single-source and limited-source suppliers for certain components used in our solutions. The loss of, or disruption at, any such supplier could require significant time and expense to identify, qualify, and transition to alternative sources, and may result in delays or increased costs. In addition, a significant portion of the hardware devices we sell, including both proprietary and third-party products, are manufactured outside the United States, which subjects our supply chain to additional risks, including geopolitical, regulatory, and logistics-related disruptions.

Intellectual Property

We regard our intellectual property rights as critical to our success generally, with our trademarks, service marks, and domain names being especially critical to the continued development and awareness of our brands and marketing efforts. We protect our intellectual property rights through a combination of trademarks, trade dress, domain name registrations, trade secrets, and patents, as well as through contractual restrictions and reliance on federal, state, and common law. We enter into confidentiality and proprietary rights agreements with employees, consultants, contractors, and business partners, which include invention assignment provisions for our employees and contractors. We have several registered trademarks in the U.S., as well as other trademarks globally. We have also registered a variety of domestic and international domain names, the most significant of which relate to our SmartRent brand.

Government Regulation

We and our partners are subject to various federal, state, and local regulations related to access control products, such as state and local building and fire codes, the Americans with Disabilities Act of 1990, as amended, and requirements for certifications by Underwriters Laboratories, a global independent safety science company, and the Federal Communications Commission.

We, our customers, and our partners may be subject to numerous federal and state laws and regulations, including data breach notification laws, data privacy and security laws, and consumer protection laws and regulations (including Section 5 of the Federal Trade Commission Act (the "FTC Act") that govern the collection, use, disclosure, protection, and other processing of personal information). Privacy and security laws, self-regulatory schemes, regulations, standards, and other obligations are constantly evolving, and may conflict with each other, which complicates compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing. For example, California has enacted the California Consumer Privacy Act of 2018 (the "CCPA") that became effective on January 1, 2020. The CCPA, among other things, created new data privacy obligations for covered companies and provided new privacy rights to California residents, including rights to access and delete personal information, opt out of certain personal information sharing, and receive detailed information about how personal information is used. The CCPA also creates a private right of action with statutory damages for certain data breaches, potentially increasing risks associated with a data breach. Further, the California Privacy Rights Act (the "CPRA") amended and supplemented the CCPA, imposing additional data protection obligations on covered companies doing business in California, including additional consumer rights processes and opt outs for certain uses of sensitive data. The CPRA also created a new California data protection agency tasked to enforce the law, which is likely to result in increased regulatory scrutiny of California businesses in the areas of data protection and security. The substantive requirements for businesses subject to the CPRA went into effect on January 1, 2023. Further, according to the Federal Trade Commission (the "FTC"), violating consumers' privacy rights or failing to take appropriate steps to keep consumers' personal information secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5 of the FTC Act. The FTC expects a company's data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Other regulations that may apply to us depending upon the circumstances include, for example, the General Data Protection Regulation (GDPR) in the European Union, Canada's Personal Information Protection and Electronic Documents Act (PIPEDA), and the Tenant Data Privacy Act (TPDA) in New York.

Corporate History

We were originally incorporated in Delaware on November 23, 2020 as Fifth Wall Acquisition Corp. I ("FWAA"), a special purpose acquisition company, formed to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or other similar business combination with one or more target businesses. On February 9, 2021, FWAA consummated its initial public offering (the "IPO"), following which its shares began trading on the Nasdaq Capital Market ("Nasdaq").

On August 24, 2021, we consummated the Business Combination (as defined below) contemplated by the Merger Agreement dated April 21, 2021 (as amended, the "Merger Agreement"), among FWAA, Einstein Merger Corp. I, a wholly owned subsidiary of FWAA ("Merger Sub"), and SmartRent.com, Inc. ("Legacy SmartRent"). Upon the closing of the Business Combination, Merger Sub merged with and into Legacy SmartRent, with Legacy SmartRent continuing as the surviving company. "Business Combination" refers to these mergers, together with the other related transactions.

At the closing of the Business Combination, Legacy SmartRent changed its name to "SmartRent Technologies, Inc." and FWAA changed its name to "SmartRent, Inc." Additionally, we changed our trading symbol and listing on a securities exchange from "FWAA" on Nasdaq to "SMRT" on the New York Stock Exchange ("NYSE").

SmartRent, the SmartRent logo and other trade names, trademarks or service marks of SmartRent appearing in this Report are the property of SmartRent. Trade names, trademarks and service marks of other companies appearing in this Report are the property of their respective holders.

Available Information

Our website address is www.smartrent.com. We make available, free of charge through our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to those reports, filed or furnished pursuant to Sections 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after they have been electronically filed with, or furnished to, the Securities Exchange Commission ("SEC"). We may announce material business and financial information using our investor relations website (investors.smartrent.com), SEC filings, webcasts, press releases, and conference calls. We use these channels to communicate with investors and the general public about our business, products and services and other important developments. We encourage you to regularly review these communication channels, including our investor relations website.

The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Information contained on or accessible through the websites listed above is not incorporated by reference nor otherwise included in this report, and any references to these websites are intended to be inactive textual references only.

Item 1A. Risk Factors

Our business involves significant risks, some of which are described below. You should carefully consider the risks and uncertainties described below, together with all the other information in this Report, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes before making a decision to invest in our Class A Common Stock. The risks and uncertainties described below may not be the only ones we face. If any of the following risks actually occur, our business, reputation, financial condition, results of operations, and future prospects could be seriously harmed. In addition, you should consider the interrelationship and compounding effects of two or more risks occurring simultaneously. Unless otherwise indicated, references to our business being harmed in these risk factors will include harm to our business, reputation, financial condition, results of operations, and future prospects. In that event, the market price of our Class A Common Stock could decline, and you could lose part or all of your investment.

Risk Factor Summary

Our business operations are subject to numerous risks and uncertainties, including those outside of our control, that could cause our business to be harmed, including risks regarding the following:

Risks Related to Our Business and Industry

- We have a history of net losses and may not be able to achieve or maintain profitability in the future.

- Our ability to attract and retain new customers, retain and expand sales with existing customers may be impacted by macroeconomic and other factors as described in this Report which could have an adverse effect on our results of operations.

- Any delay, disruption or quality control problems experienced by our third-party suppliers, manufacturers, and partners, could cause us to lose market share and our results of operations may suffer.

- We rely on a limited number of third-party suppliers and manufacturers for our products, and a loss of any one of them could negatively affect our business.

- We may not successfully manage the transition of leadership to our new President and Chief Executive Officer, which could have an adverse impact on us.

Risks Related to Legal and Regulatory Matters

- We are subject to legal obligations and laws and regulations related to privacy and cybersecurity, and any actual or perceived failure to meet those obligations could harm our business.

- If there is any breach of security controls; unauthorized or inadvertent access to customer, residential, or other data; or unauthorized control or view of systems, our products and solutions may be perceived as insecure, our business may be harmed, and we may incur significant liabilities.

- Design and manufacturing defects in our products and services could subject us to personal injury, property damage, product liability, warranty, and other claims, which could adversely affect our business and result in harm to our business.

Risks Related to Ownership of Our Class A Common Stock

- If securities analysts issue unfavorable commentary about us or our industry or downgrade our Class A Common Stock, the price of our Class A Common Stock could decline.

- Our management has limited experience operating a public company.

Risks Related to Our Business and Industry

We have a history of net losses and may not be able to achieve or maintain profitability in the future.

We experienced net losses in each year since inception, including a net loss of $33.6 million for 2024 and $60.6 million for 2025. We believe we will continue to incur operating losses in the near-term as we continue to invest significantly in our business. We expect to continue to devote significant resources to our future growth, including making meaningful investments in our customer acquisition teams, building out our technological capabilities, including internal business systems and tools, and exploring strategic acquisition opportunities.

We may continue to incur losses and will have to generate and sustain increased revenues to achieve future profitability. Achieving profitability will require us to increase revenues, manage our cost structure, and avoid significant liabilities. Revenue growth may slow, revenues may decline or grow at a slower rate relative to increasing costs, or we may incur significant losses in the future for a number of possible reasons, including general macroeconomic conditions, decreased demand for our products, slow down in housing construction, increased competition (including competitive pricing pressures), a decrease in the growth of the markets in which we compete, and our failure to capitalize on growth opportunities. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays, quality problems, and other unknown factors that may result in losses in future periods. If our revenue growth expectations are not met or these losses exceed our expectations in future periods, our business will be harmed and our stock price could decline.

Our limited operating history and the quickly changing markets in which we operate make evaluating our current business and future prospects difficult, which may increase the risk of investing in our Class A Common Stock.

We have encountered and expect to continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly changing markets. If our assumptions regarding these uncertainties are incorrect or change in reaction to changes in our markets, or if we do not manage or address these risks successfully, our results of operations could differ materially from our expectations, and our business could suffer.

We plan to extend our offerings to current customers by introducing new software, services and products. The expansion of our systems and infrastructure will require us to commit substantial financial, operational, and technical resources in advance of an increase in the volume of business, with no assurance that the volume of business will increase.

We may be unable to attract new customers and maintain customer satisfaction, which could have an adverse effect on our business and growth.

As of December 31, 2025, we have approximately 600 customers. Our continued business and revenue growth are dependent on our ability to continuously attract and retain customers, and we cannot be sure that we will be successful in these efforts, or that customer retention levels will not materially decline. There are a number of factors that could lead to a decline in customer levels or that could prevent us from increasing our customer levels, including:

- our failure to introduce new features, software, products, or solutions that customers find engaging or our introduction of new products or solutions, or changes to existing products and solutions that are not favorably received;

- harm to our brand and reputation;

- pricing and perceived value of our offerings;

- our inability to deliver quality products and solutions in a timely manner;

- our customers engaging with competitive software, services, products, and solutions;

- technical or other problems preventing customers or their residents from using our products and solutions in a rapid and reliable manner or otherwise affecting the customer experience;

- deterioration of the apartment or real estate industry, including declining growth in rental rates and levels of new multifamily and single-family rental building development, and reduced spending in the apartment industry;

- our inability to attract and retain professional sales executives and develop a sales organization to economically sell to the small and medium segment of the rental market;

- unsatisfactory experiences with the delivery, installation, or products or solutions; and

- deteriorating general economic conditions or a change in customer or consumer spending preferences or buying trends.

As a result of these factors, we cannot be sure that our customer levels will be adequate to maintain or permit the expansion of our operations. A decline in customer levels and demand for our solutions from existing customers could have an adverse effect on our business, financial condition, and operating results.

Potential customer turnover in the future, or costs we incur to retain and upsell our customers, could materially and adversely affect our financial performance.

Our customers have no obligation to renew their contracts for our software services after the expiration of the initial term. Our recurring revenue contract terms range from one month to ten years and the weighted average length of our recurring revenue contracts is 3.9 years. In the event that these customers do renew their contracts, they may choose to renew for fewer units, shorter contract lengths, or for less expensive subscriptions. We cannot predict the renewal rates for customers that have entered into software contracts with us.

Customer attrition, as well as reductions in the number of units for which a customer subscribes, each could have a significant impact on our results of operations, as does the cost we incur in our efforts to retain our customers and encourage them to upgrade their services and increase the number of their units that use our software, services, and products. Our attrition rate could increase in the future if customers are not satisfied with our products and solutions, the support we provide related to our solutions, the value proposition of our solutions or our ability to otherwise meet their needs and expectations. Customer attrition and reductions in the number of units may also increase due to factors beyond our control, including the failure or unwillingness of customers to pay for our products and solutions due to financial constraints and the impact of a slowing economy or higher interest rates. If a significant number of customers terminate, reduce, or fail to renew their contracts, we may be required to incur significantly higher sales and marketing expenditures than we currently anticipate in order to increase the number of new customers or to upsell existing customers, and such additional sales and marketing expenditures could harm our business.

Our future success also depends in part on our ability to sell additional solutions to our current customers and to sell into our customers' future projects. This may require increasingly sophisticated and more costly sales efforts, technologies, tools and a longer sales cycle. Any increase in the costs necessary to upgrade, expand and retain existing customers could materially and adversely affect our financial performance. If our efforts to sell customers additional units and, in the future, to purchase additional solutions are not successful, our business may suffer. In addition, such increased costs could cause us to increase our rates, which could increase our attrition rate.

We make estimates relating to customer demand and errors in our estimates may have negative effects on our inventory levels, revenues, and results of operations.

We have historically entered into agreements to place firm orders for products from our suppliers to ensure that we are able to meet our customers' demands. Our sales process requires us to estimate the expected customer demand and place firm product orders accordingly. If we overestimate customer demand, we may allocate resources to products that we may not be able to sell when we expect or at all. As a result, we may have excess inventory which could increase our net losses. Conversely, if we underestimate customer demand, we may lose revenue opportunities and market share and may damage our customer relationships.

We have limited control over our suppliers, manufacturers, and partners, which may subject us to significant risks, including the potential inability to produce, obtain or provide quality products and services on a timely basis or in sufficient quantity. If these third-party suppliers, manufacturers, and partners experience any delay, disruption or quality control problems in their operations, we could lose market share and our results of operations may suffer.

We have limited control over our suppliers, manufacturers, and partners. These suppliers, manufacturers, and partners may operate in a way which harms our business. In addition, these suppliers, manufacturers, and partners may experience delay, disruption, or lapse in the quality of their operations. Our use of third-party suppliers, manufacturers and partners subject us to risks, including the following:

- inability to satisfy demand for our products;

- reduced control over delivery timing and product reliability;

- reduced ability to monitor the manufacturing process and components used in our products;

- limited ability to develop comprehensive manufacturing specifications that take into account any materials or components shortages or substitutions;

- variance in the manufacturing capability of our third-party manufacturers;

- price increases;

- failure of a significant supplier, manufacturer, or partner to perform its obligations to us for technical, market, or other reasons;

- insolvency, bankruptcy or liquidation of a significant supplier, manufacturer, or partner;

- difficulties in establishing additional supplier, manufacturer, or partner relationships if we experience difficulties with our existing suppliers, manufacturers, or partners;

- shortages of materials or components;

- disagreements with suppliers, manufacturers, or logistics partners as to quality control, leading to a surplus of defective products;

- the imposition of new laws and regulations, including those relating to labor conditions, quality and safety standards, imports, duties, tariffs, taxes, and other charges on imports, as well as trade restrictions and restrictions on currency exchange or the transfer of funds;

- misappropriation of our intellectual property;

- geopolitical uncertainty and instability, such as the ongoing geopolitical tensions related to conflicts in and around Ukraine, Israel and other areas of the world, or potential conflicts in the region surrounding the Taiwan Strait, which may lead to changes in U.S. or foreign trade policies and general economic conditions that impact our business;

- foreign subsidiaries may operate in a way which harms our business including the violation of labor, environmental or other laws, or failure to follow ethical business practices;

- exposure to natural catastrophes, political unrest, terrorism, labor disputes, and economic instability resulting in the disruption of manufacturing operations in or trade from foreign countries in which our products are manufactured or the components thereof are sourced;

- changes in local economic conditions in the jurisdictions where our suppliers, manufacturers, and partners are located; and

- insufficient warranties and indemnities on components supplied to our manufacturers or performance by our partners.

The occurrence of any of these risks, especially during periods of peak demand, could cause us to experience a significant disruption in our ability to produce and deliver our products to our customers. For example, in prior periods, the increased demand for electronics as a result of the COVID-19 pandemic, U.S. trade relations with China and certain other factors led to a global shortage of semiconductors, including Z‑wave chips, which are a central component of our Hub Devices. Due to this shortage in prior periods, in the past we experienced Hub Device production delays, which affected our ability to meet scheduled installations and facilitate customer upgrades to our higher-margin Hub Devices. The semiconductor supply chain is complex, with capacity constraints occurring throughout. We must compete with other industries to satisfy current and near-term requirements for semiconductors, and those allocations are not within our control even though we attempt various mitigating actions. An ongoing shortage of semiconductors or other key components can disrupt our production schedule and have an adverse effect on our business, profitability and results of operations.

Certain of our products are currently subject to tariffs, changes in trade policies or labor shortages, which could make delivery of supplies more expensive. For example, recent changes have resulted in fluctuating tariffs on imports into the United States from certain European countries, Canada, China and Mexico, which could lead to increased expenses and delays in shipments. These potential delays and cost increases could have an adverse effect on our business, financial condition, and operating results.

We depend on third-party suppliers and manufacturers and partners for our products and services. A loss of any of our suppliers, manufacturers, and partners could negatively affect our business.

We rely on a limited number of suppliers to manufacture and transport our products, including in some cases only a single supplier for some of our products and components. Our reliance on a limited number of manufacturers for our products increases our risks, since we do not currently have alternative or replacement manufacturers beyond these key parties. In the event of interruption from any of our manufacturers, we may not be able to increase capacity from other sources or develop alternate or secondary sources without incurring material additional costs and substantial delays. Furthermore, many of these manufacturers' primary facilities are located in Europe or Asia. Thus, our business could be adversely affected if one or more of our suppliers is impacted by a natural disaster, geopolitical instability, such as the ongoing geopolitical tensions related to conflicts in and around Ukraine, Israel and other areas of the world, or other interruptions at a particular location.

In particular, we rely on an exclusive manufacturer of Z-wave chips, which facilitate the Z-wave communication protocol used for communication between our Hub Devices and all other smart devices. The replacement of the Z-wave communication protocol would require the replacement or modification of all of our devices, resulting in production and deployment delays, thus negatively impacting our business. We also rely exclusively on a single source to supply the main central processing unit used in our Hub Devices. A change in the central processing unit would necessitate an extensive printed circuit board redesign, also resulting in production and deployment delays.

If we experience a significant increase in demand for our products, or if we need to replace an existing supplier or partner, we may be unable to supplement or replace them on terms that are acceptable to us, which may undermine our ability to deliver our products to customers in a timely manner. For example, it may take a significant amount of time to identify a manufacturer that has the capability and resources to build our products to our specifications in sufficient volume. Identifying suitable suppliers, manufacturers, and partners is an extensive process that requires us to become satisfied with their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical practices. Accordingly, a loss of any of our significant suppliers, manufacturers, or logistics partners could have an adverse effect on our business, financial condition, and operating results.

The loss of one or more key members of our management team or personnel, or our failure to attract, integrate and retain additional personnel in the future, could harm our business and negatively affect our ability to successfully grow our business.

We are highly dependent upon the continued service and performance of the key members of our management team and other personnel. The loss of any of these individuals, each of whom is "at will" and may terminate his or her employment relationship with us at any time, could disrupt our operations, harm our business, and significantly delay or prevent the achievement of our business objectives. We believe that our future success will also depend in part on our continued ability to identify, hire and integrate, train, and motivate qualified personnel. We may be unable to attract and retain suitably qualified individuals who are capable of meeting our growing operational, managerial and other requirements, or we may be required to pay increased compensation in order to do so. Our failure to attract, hire, integrate, and retain qualified personnel could impair our ability to achieve our business objectives.

We may not successfully manage the transition of leadership to our new President and Chief Executive Officer, which could have an adverse impact on us.

On June 16, 2025, Frank Martell became our new President and Chief Executive Officer. Our new President and Chief Executive Officer is critical to executing on our evolving business strategy. Our success will depend, in part, on the effectiveness of this transition, including the successful integration into his role and the continuity of leadership among the larger workforce. If we do not successfully manage this transition, it could be viewed negatively by our customers, employees, investors, and other third-party partners and could have an adverse impact on our business, results of operations, or our stock price. If Mr. Martell is unsuccessful at leading the management team or is unable to articulate and execute our strategy and vision, we may not be able to achieve our financial and operational goals, which could adversely affect our business and results of operations.

If we are unable to develop new products and solutions, adapt to technological change, sell our products and solutions into new markets, or further penetrate our existing markets, our revenue may not grow as expected.

Our ability to increase sales will depend, in large part, on our ability to enhance and improve our products and solutions, introduce new products, solutions, software, features, or services and in a timely manner, sell into new markets and further penetrate our existing markets. The success of any enhancement or new product or solution depends on several factors, including the timely completion, introduction and market acceptance of enhanced or new products and solutions, the ability to maintain and develop relationships with partners and vendors, the ability to attract, retain and effectively train sales and marketing personnel, the effectiveness of our marketing programs, and the ability of our products and solutions to maintain compatibility with a wide range of connected devices. Because we derive a significant portion of our revenue from Hardware and Hosted Services, any material decline in Hardware sales, such as sales of our Hub Devices, or material decline in customers with subscriptions to our Hosted Services, would have a pronounced impact on our future revenue and operating results. Any new product or solution we develop or acquire may not be introduced in a timely or cost-effective manner and may not achieve the broad market acceptance necessary to generate significant revenue. Any new markets into which we attempt to sell our products and solutions, including new vertical markets (e.g., commercial office) and new countries or regions, may not be receptive. Our ability to further penetrate our existing markets depends on the quality, availability and reliability of our products and solutions and our ability to design our products and solutions to meet customer demand. Similarly, if any of our potential competitors implement new technologies before we are able to implement ours, those competitors may be able to provide more effective products or solutions, possibly at lower prices. Any delay or failure in the introduction of new or enhanced products or solutions could harm our business.

If the smart home technology industry does not grow as we expect, or if we cannot expand our products and solutions to meet the demands of this market, our revenue may decline, fail to grow or fail to grow at an accelerated rate, and we may incur operating losses.

The market for smart home solutions is in an early stage of development, and it is uncertain how rapidly or how consistently this market will develop and the degree to which our products and solutions will be accepted into the single-family and multifamily rental markets in which we operate. Some residents, owners, or operators may be reluctant or unwilling to use our solutions for a number of reasons, including satisfaction with traditional solutions, concerns about additional costs, concerns about data privacy, and lack of awareness of the benefits of our solutions. In addition, macroeconomic conditions may cause delays or reductions in the capital expenditures by our customers. Further, new regulations may cause our customers and potential customers to redirect capital expenditures to meet the requirements of such regulations. Our ability to expand the sales of our products and solutions into this market and new markets depends on several factors, including the reputation and recognition of our products and solutions, the timely completion, introduction and market acceptance of our products and solutions, the ability to attract, retain and effectively train sales and marketing personnel, the effectiveness of our marketing programs, the costs of our products and solutions and the success of our competitors. If we are unsuccessful in developing and marketing our products and solutions into new markets, or if customers do not perceive or value the benefits of our products and solutions, the market for our products and solutions might not continue to develop or might develop more slowly than we expect, either of which would harm our revenue and growth prospects.

Our operating results and financial condition may fluctuate from period to period.

Our operating results and financial condition fluctuate from quarter-to-quarter and year-to-year and are likely to continue to vary due to a number of factors, many of which will not be within our control. Both our business and the smart building technology industry are evolving rapidly, and our historical operating results may not be useful in predicting our future operating results. If our operating results do not meet the guidance that we provide to the market or the expectations of securities analysts or investors, our stock price will likely decline. Fluctuations in our operating results and financial condition may arise due to a number of factors, including:

- the proportion of our revenue attributable to SaaS, versus hardware and other revenues;

- fluctuations in demand for our platform and solutions;

- changes in our business and pricing policies or those of our competitors;

- the ability of our hardware vendors to continue to manufacture high-quality products and to supply sufficient products to meet our demands;

- the timing and success of introductions of new solutions, products or upgrades by us or our competitors;

- our ability to control costs, including our operating expenses, the costs of the hardware we purchase or manufacture, the cost of the labor required to provide our professional services and the costs required to provide subscriptions for use of the Company's software;

- changes in business or macroeconomic conditions, including global supply chain issues, housing affordability, inflation, foreign currency exchange rate fluctuations, changing interest rates, recessionary conditions, political instability, volatility in the credit markets, regulatory requirements or market conditions in our industry;

- the ability to accurately forecast revenue;

- competition, including entry into the industry by new competitors and new offerings by existing competitors;

- our ability to successfully manage any future acquisitions and integrations of businesses;

- issues related to introductions of new or improved products, such as shortages of prior generation products or short-term decreased demand for next generation products;

- the amount and timing of expenditures, including those related to expanding our operations, increasing research and development, introducing new solutions or paying litigation expenses;

- the ability to effectively manage growth within existing and new markets;

- changes in the payment terms for our platform and solutions;

- restrictions on international trade, such as tariffs and other controls on imports or exports of goods, technology or data; and

- the impact of other events or factors, including those resulting from natural disasters, pandemics, political or military conflict, including due to the war in Ukraine and Israel-Hamas conflict, acts of terrorism, or responses to these events.

Due to the foregoing factors, and the other risks discussed in this Report, you should not rely on quarter-over-quarter and year-over-year comparisons of our operating results as an indicator of our future performance.

Product liability, warranty, personal injury, property damage and recall claims may materially affect our financial condition and damage our reputation.

Our business exposes us to claims for product liability and warranty claims in the event our products actually or allegedly fail to perform as expected or the use of our products results, or is alleged to result, in property damage, personal injury or death. For example, in 2020 and 2021 we identified a deficiency with batteries contained in certain hardware sold which we acquired from a supplier. As of December 31, 2023 we accrued $864,000 in hardware cost of goods sold on the Consolidated Statements of Operations related to the battery deficiencies. During the year ended December 31, 2024, we determined the battery replacements were complete and released the remaining warranty accrual of $864,000 related to the battery deficiency. Although we maintain product and general liability insurance of the types and in the amounts that we believe are customary for the industry, we are not fully insured against all such potential claims. Because our products are installed in homes, there is an elevated risk of property damage, personal injury, or death in the event of a product malfunction, such as a smart lock failing, our Hub Device overheating or catching fire, or leak sensor defects. Any judgment or settlement for property damage, personal injury, or wrongful death could prove expensive to contest.

We may experience legal claims in excess of our insurance coverage or claims that are not covered by insurance, either of which could adversely affect our business, financial condition and results of operations. Adverse determination of material product liability and warranty claims made against us could have a material adverse effect on our financial condition and harm our business. In addition, if any of our products or components in our products are, or are alleged to be, defective, we may be required to participate in a recall of that product or component if the defect or alleged defect relates to safety. Any such recall and other claims could be costly to us and require substantial management attention.

Potential customer turnover in the future, or costs we incur to retain and upsell our customers, could materially and adversely affect our financial performance.

Our customers have no obligation to renew their contracts for our software services after the expiration of the initial term. Our recurring revenue contract terms range from one month to ten years and the weighted average length of our recurring revenue contracts is 3.9 years. In the event that these customers do renew their contracts, they may choose to renew for fewer units, shorter contract lengths, or for less expensive subscriptions. We cannot predict the renewal rates for customers that have entered into software contracts with us.

Customer attrition, as well as reductions in the number of units for which a customer subscribes, each could have a significant impact on our results of operations, as does the cost we incur in our efforts to retain our customers and encourage them to upgrade their services and increase the number of their units that use our software, services, and products. Our attrition rate could increase in the future if customers are not satisfied with our products and solutions, the support we provide related to our solutions, the value proposition of our solutions or our ability to otherwise meet their needs and expectations. Customer attrition and reductions in the number of units may also increase due to factors beyond our control, including the failure or unwillingness of customers to pay for our products and solutions due to financial constraints and the impact of a slowing economy or higher interest rates. If a significant number of customers terminate, reduce, or fail to renew their contracts, we may be required to incur significantly higher sales and marketing expenditures than we currently anticipate in order to increase the number of new customers or to upsell existing customers, and such additional sales and marketing expenditures could harm our business.

Our future success also depends in part on our ability to sell additional solutions to our current customers and to sell into our customers' future projects. This may require increasingly sophisticated and more costly sales efforts, technologies, tools and a longer sales cycle. Any increase in the costs necessary to upgrade, expand and retain existing customers could materially and adversely affect our financial performance. If our efforts to sell customers additional units and, in the future, to purchase additional solutions are not successful, our business may suffer. In addition, such increased costs could cause us to increase our rates, which could increase our attrition rate.

The markets in which we participate could become more competitive as many companies, including large technology companies, managed service providers and internet service and security providers, may target the markets in which we do business. If we are unable to compete effectively with these potential competitors and sustain pricing levels for our products and solutions, our revenue and profitability could be adversely affected.

The smart home technology industry in which we participate may become more competitive and competition may intensify in the future. Our ability to compete depends on a number of factors, including:

- our product and solution functionality, performance, ease of use, reliability, availability, and cost effectiveness relative to that of our competitors' products and solutions;

- our success in utilizing new technologies to offer solutions and features previously not available in the marketplace

- our success in identifying new markets, applications and technologies;

- our ability to attract and retain partners;

- our name recognition and reputation;

- our ability to recruit software engineers and sales and marketing personnel; and

- our ability to protect our intellectual property.

Customers may prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features. In the event a customer decides to evaluate a smart home solution, the customer may be more inclined to select one of our competitors if such competitor's product offerings are broader or at a better price point than those that we offer.

We face, and may in the future face, competition from large technology providers and managed service providers, that may have greater capital and resources than we do. Competitors that are larger in scale and have greater resources may benefit from greater economies of scale and other lower costs that permit them to offer more favorable terms to consumers (including lower service costs) than we offer, causing such consumers to choose to enter into contracts with such competitors. For instance, cable and telecommunications companies are expanding into the smart home and security industries and are bundling their existing offerings with automation and monitored security services. In some instances, it appears that certain components of such bundled offerings are significantly underpriced and, in effect, subsidized by the rates charged for the other product or services offered by these companies. These bundled pricing alternatives may influence customers' desire to use our services at rates and fees we consider appropriate. These competitors may also benefit from greater name recognition and superior advertising, marketing, promotional and other resources. To the extent that such competitors utilize any competitive advantages in markets where our business is more highly concentrated, the negative impact on our business may increase over time. In addition to potentially reducing the number of new customers we are able to acquire, increased competition could also result in increased customer acquisition costs and higher attrition rates that would negatively impact us over time. The benefit offered to larger competitors from economies of scale and other lower costs may be magnified by an economic downturn in which customers put a greater emphasis on lower cost products or services. In addition, we face competition from regional competitors that concentrate their capital and other resources in targeting local markets.

Cable and telecommunications companies actively targeting the smart home market and large technology companies expanding into the smart home market could result in pricing pressure, a shift in customer preferences towards the services of these companies and a reduction in our market share. Continued pricing pressure from these competitors or failure to achieve pricing based on the competitive advantages previously identified above could prevent us from maintaining competitive price points for our products and services, resulting in lost subscribers or in our inability to attract new subscribers and have an adverse effect on our business, financial condition, results of operations, and cash flows.

If we are unable to sustain pricing levels for our products and solutions whether due to competitive pressure or otherwise, our gross margins could be significantly reduced. Further, our decisions around the development of new products or solutions are grounded in assumptions about eventual pricing levels. If there is price compression in the market after these decisions are made, it could have a negative effect on our business.

If we fail to continue to develop our brand or our reputation is harmed, our business may suffer.

We believe that continuing to strengthen our current brand will be critical to achieving widespread acceptance of our products and solutions and will require continued focus on active marketing efforts. We have established a reputation and brand as a leader in the smart home technology industry and trusted technology provider. We believe our brand is important to attracting new customers and expanding across our current customer portfolios. The demand for and cost of online and traditional advertising have been increasing and may continue to increase. Accordingly, we may need to increase our investment in, and devote greater resources to, advertising, marketing, and other efforts to create and maintain brand loyalty among our customers. Brand promotion activities may not yield increased revenues, and even if they do, any increased revenues may not offset the expenses incurred in building our brand. In addition, if we do not handle customer or resident complaints effectively, our brand and reputation may suffer, we may lose our customers' confidence, and they may choose to terminate, reduce or not to renew their contracts. Many of our customers and their residents also participate in social media and online blogs about smart home technology solutions, including our products, and our success depends in part on our ability to minimize negative and generate positive feedback through such online channels where existing and potential customers seek and share information. If we fail to promote and maintain our brand, our business could be materially and adversely affected.

We rely on assumptions and estimates to calculate certain of our key operating metrics, and real or perceived inaccuracies in such metrics could adversely affect our reputation and our business.

We rely on assumptions and estimates to calculate certain of our key operating metrics, such as Units Deployed and New Units Deployed, Units Booked, and Annual Recurring Revenue ("ARR"). Our key operating metrics are not based on any standardized industry methodology and are not necessarily calculated in the same manner or comparable to similarly titled measures presented by other companies. Similarly, our key operating metrics may differ from estimates published by third parties or from similarly titled metrics of our competitors due to differences in methodology. The numbers that we use to calculate Units Deployed and New Units Deployed, Units Booked, and ARR are based on internal data. While these numbers are based on what we believe to be reasonable judgments and estimates for the applicable period of measurement, there are inherent challenges in measuring usage. We regularly review and may adjust our processes for calculating our internal metrics to improve their accuracy. If investors or analysts do not perceive our metrics to be accurate representations of our business, or if we discover material inaccuracies in our metrics, our business would be harmed.

Interruptions to, or other problems with, our website and interactive user interface, information technology systems, manufacturing processes or other operations could damage our reputation and brand and substantially harm our business.

Our operations substantially rely on Amazon Web Services ("AWS") for the provision of hosting services for our websites, the operational infrastructure supporting our products and certain managerial, customer service, sales, and marketing tools. Although a considerable portion of our operations and services are concentrated within a single AWS region, this does not encompass all our applications, with some operating beyond this regional constraint. This reliance on AWS's infrastructure and service capabilities subjects a significant segment of our operational capacity to the potential for service interruptions, data security vulnerabilities, regulatory compliance challenges, and unforeseen cost escalations inherent in cloud-based service models. To date, we have not implemented alternative hosting solutions or established comprehensive redundancy strategies across multiple cloud regions, which may limit our ability to effectively mitigate these risks. The continuity and performance of AWS services are critical to maintaining our operational functions. Any lapses in AWS service levels or infrastructure issues have the potential to materially impact our ability to address and remediate operational disruptions in a timely manner. Such dependencies introduce risks that are largely outside our direct control and could adversely affect our operational continuity and financial performance. We have scripted parts of our operational infrastructure for efficiency reasons; this delivery allows us to decrease the time needed to deliver a new operational infrastructure in a new AWS region during a disaster. While this increase in operational infrastructure automation generally makes our services more reliable and robust, if portions of this automation or scripting were to fail, it could increase the disruption time.

The satisfactory performance, reliability, consistency, security and availability of our website and interactive user interface, information technology systems, manufacturing processes and other operations are critical to our reputation and brand, and to our ability to effectively provide our smart home services to customers and their residents. Any interruptions or other problems that cause our website, interactive user interface or information technology systems to malfunction or be unavailable may damage our reputation and brand, result in lost revenue, cause us to incur significant costs seeking to remedy the problem, and otherwise substantially harm our business. A number of factors or events could cause such interruptions or problems, including among others, human and software errors, design faults, challenges associated with upgrades, changes or new facets of our business, power loss, telecommunication failures, fire, flood, extreme weather, political instability, acts of terrorism, war, break-ins and security breaches, contract disputes, labor strikes and other workforce-related issues, and other similar events. These risks are augmented by the fact that our customers and their residents use our products and solutions to operate their lights, locks, HVAC controls and other aspects of their living spaces.

Moreover, the business interruption insurance that we carry may not be sufficient to compensate us for the potentially significant losses, including the potential harm to the future growth of our business that may result from interruptions in our product lines as a result of system failures.

Our ability to use net operating loss carryforwards may be subject to limitations.

As of December 31, 2025, we had approximately $252.9 million of gross federal net operating loss carryforwards available to reduce future taxable income. Realization of any tax benefit from our carryforwards is dependent on our ability to generate future taxable income and the absence of certain "ownership changes." An "ownership change," as defined in the applicable federal income tax rules, could place significant limitations, on an annual basis, on the amount of our future taxable income that may be offset by our carryforwards. Such limitations could effectively eliminate our ability to utilize a substantial portion of our carryforwards. We have not completed a formal Section 382 study; however, given its cumulative losses and valuation allowance position, management does not expect any potential limitation to have a material impact on our income tax provision. A formal analysis would be performed when taxable income is generated in future periods and the utilization of these attributes become probable.

Changes in tax laws could have a material adverse effect on our business, cash flow, results of operations or financial conditions.

We are subject to tax laws, regulations and policies of several taxing jurisdictions. Changes in tax laws, as well as other factors, could cause us to experience fluctuations in our tax obligations and effective tax rates and otherwise adversely affect our tax positions and results of our operations. For example, legislation commonly known as the One Big Beautiful Bill Act ("OBBBA"), which made significant changes to U.S. tax law and related laws, was enacted in July 2025. In addition, in August 2022 the United States enacted a 1% excise tax on stock buybacks, which could impact our share repurchase program, and a 15% alternative minimum tax on adjusted financial statement income as part of the Inflation Reduction Act of 2022. We have accounted for such changes in accordance with our understanding of guidance available as of the date of this filing as described in more detail in our financial statements. Further, many countries, as well as organizations such as the Organization for Economic Cooperation and Development ("OECD"), have enacted or proposed changes to existing tax laws, including a proposed 15% global minimum tax ("Pillar 2"). The OECD and participating jurisdictions have agreed to a side-by-side arrangement that would exempt U.S. parented groups from certain provisions of Pillar 2 for fiscal years beginning on or after January 1, 2026. These and other developments or changes in U.S. federal, state or international tax laws or tax rulings could adversely affect our effective tax rate and our operating results. There can be no assurance that our effective tax rates, tax payments or tax credits and incentives will not be adversely affected by these or other developments or changes in law.

We may expand through acquisitions of, or investments in, other companies, each of which may divert our management's attention, result in additional dilution to our stockholders, increase expenses, disrupt our operations and harm our business.

Our business strategy may, from time to time, include acquiring or investing in complementary services, technologies or businesses. We cannot assure you that we will successfully identify suitable acquisition candidates, integrate or manage disparate technologies, lines of business, personnel and corporate cultures, realize our business strategy or the expected return on our investment, or manage a geographically dispersed company. Any such acquisition or investment could materially and adversely affect our results of operations. Acquisitions and other strategic investments involve significant risks and uncertainties, including:

- the potential failure to achieve the expected benefits of the combination or acquisition;

- unanticipated costs and liabilities;

- difficulties in integrating new products, solutions, software, features, services, businesses, operations and technology infrastructure in an efficient and effective manner;

- the potential loss of key employees of the acquired businesses;

- difficulties in maintaining customer relations;

- the diversion of the attention of our senior management from the operation of our daily business;

- the potential adverse effect on our cash position to the extent that we use cash for the purchase price or for unanticipated costs and liabilities;

- the potential significant increase of our interest expense, leverage, and debt service requirements if we incur debt to pay for an acquisition;

- the potential issuance of securities that would dilute our stockholders' percentage ownership;

- the potential to incur large and immediate write-offs and restructuring and other related expenses; and

- the inability to maintain uniform standards, controls, policies and procedures.

Any acquisition or investment could expose us to unknown liabilities. Moreover, we cannot assure you that we will realize the anticipated benefits of any acquisition or investment. In addition, our inability to successfully operate and integrate newly acquired businesses appropriately, effectively, and in a timely manner could impair our ability to take advantage of future growth opportunities and other advances in technology, as well as on our revenues, gross margins and expenses.

We may incur substantial indebtedness and any failure to meet our debt obligations may adversely affect our business, financial condition, and results of operations.

We have entered into, and may continue to enter into, arrangements pursuant to which we may incur significant indebtedness, including our credit agreement, dated as of December 10, 2021, by and among (i) us, (ii) the several banks and other financial institutions or entities party thereto, and (iii) Silicon Valley Bank, as the issuing lender, swingline lender, administrative agent, collateral agent for the lenders, and the lead arranger, which provides for a $75.0 million senior secured revolving credit facility with a five year term ending on December 10, 2026 (the "credit facility"). The credit facility terminates on such date and the principal amount of all advances, the unpaid interest thereon, and all other obligations relating to the credit facility shall be immediately due and payable.

If we incur indebtedness under the credit facility, our ability to make payments on our debt under the credit facility, to repay such indebtedness when due, and to fund our business, operations, and capital expenditures will depend on our ability to generate or raise cash in the future. If we cannot service our indebtedness, we may have to take actions such as utilizing available capital, selling assets, selling equity, or reducing or delaying capital expenditures, strategic transactions, investments, and partnerships, any of which may impede the implementation of our business strategy, prevent us from entering into transactions that would otherwise benefit our business, and may adversely affect our business, financial condition, and results of operations. Our ability to restructure or refinance any debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and could require us to comply with more onerous covenants, which could further restrict our business operations. We also may not be able to refinance indebtedness on commercially reasonable terms, or at all.

Our obligations are secured by substantially all of our assets. If we incur indebtedness under the credit facility and we are unable to repay or otherwise refinance such indebtedness when due, or if any event of default occurs under the credit facility, the lenders under our credit facility could accelerate our outstanding obligations. In the event that the lenders under our credit facility accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness and the lenders may seek to enforce their security interests in our assets.

Our credit facility contains restrictive covenants that may limit our operating flexibility, which may adversely affect our business, financial condition, and results of operations.

Our credit facility contains restrictive covenants that limit our ability to, among other things, merge or consolidate with other companies, sell all or substantially all of our assets, incur additional indebtedness, incur liens, pay cash dividends, repurchase or redeem our equity interests, enter into transactions with affiliates, and make investments, subject in each case to customary exceptions. In addition, our credit facility requires us to satisfy certain minimum liquidity covenants. There is no guarantee that we will be able to generate sufficient cash flow or revenue to satisfy the minimum liquidity required. Our ability to comply with these covenants may be affected by events beyond our control, and breaches of these covenants may result in a default under the credit facility, which would give the lenders the right to terminate their commitments to provide additional loans under the credit facility and to declare all borrowings, together with accrued and unpaid interest and fees, to be immediately due and payable.

We may require additional capital to pursue our business objectives and to respond to business opportunities, challenges, or unforeseen circumstances. If capital is not available to us on acceptable terms, our business, results of operations, and financial condition may be adversely affected.

To date, our operations and capital expenditures have been primarily funded by the net proceeds we received through the private issuance of our convertible SmartRent preferred stock, the net proceeds received as a result of the Business Combination, and payments collected from sales to our customers. We may require additional capital to pursue our business objectives and respond to business opportunities, challenges, or unforeseen circumstances, including the need to develop new products or software or enhance our existing products and software, enhance our operating infrastructure, and acquire complementary businesses and technologies.

Accordingly, we may need to engage in equity or debt financings to secure additional funds. However, additional funds may not be available when we need them on terms, including interest rates, that are acceptable to us, or at all. For example, our credit facility terminates on December 10, 2026. We cannot assure you that such facility will be renewed or that we will be able to obtain additional funding on similar or acceptable terms.

Any debt financing that we secure in the future could involve restrictive covenants, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. In addition, the restrictive covenants in credit facilities we may secure in the future may restrict us from being able to conduct our operations in a manner required for our business and may restrict our growth, which could have an adverse effect on our business, financial condition, or results of operations.

We cannot assure you that we will be able to comply with any such restrictive covenants. In the event that we are unable to comply with these covenants in the future, we would seek an amendment or waiver of the covenants. We cannot assure you that any such waiver or amendment would be granted. In such an event, we may be required to repay any or all of our existing borrowings, and we cannot assure you that we will be able to borrow under our existing credit agreements, or obtain alternative funding arrangements on commercially reasonable terms, or at all.

In addition, volatility in the credit markets may have an adverse effect on our ability to obtain debt financing. Any future issuances of equity or convertible debt securities could result in significant dilution to our existing stockholders, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges, or unforeseen circumstances could be significantly limited, and our business, results of operations, financial condition, and prospects could be materially and adversely affected.

Failure to adequately protect our intellectual property, technology, processes and confidential information could reduce our competitiveness and harm our business.

Our intellectual property, including our trademarks, copyrights, trade secrets and other rights, constitutes a significant part of our value. Our success depends, in part, on our ability to protect our technology, brands, processes and other intellectual property against dilution, infringement, misappropriation and competitive pressure by defending our intellectual property rights. To protect our intellectual property rights, we rely on a combination of trademark, copyright and trade secret laws of the U.S. and a combination of confidentiality procedures, contractual provisions and other methods, all of which offer only limited protection.

We own seven issued U.S. patents, have four pending U.S. patent applications, three foreign patent applications, and one international patent application that relate to smart home, security and wireless Internet technologies utilized in our business. We may file additional patent applications in the future in the U.S. and internationally. The process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. We may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions. In addition, issuance of a patent does not guarantee that we have an absolute right to practice the patented invention.

If we fail to adequately protect or assert our intellectual property rights, competitors may dilute our brands or manufacture and market similar products, solutions, software, services, or convert our customers, which could adversely affect our market share and results of operations. Our competitors may challenge, invalidate or avoid the application of our existing or future intellectual property rights that we obtain or license. The loss of protection for our intellectual property rights could reduce the market value of our brands and our products and solutions, reduce new customer originations or upgrade sales to existing customers, lower our profits, and could have a material adverse effect on our business, financial condition, cash flows, or results of operations.

Our policy is to require our employees that were hired and contractors that were engaged to develop material intellectual property included in our products to execute written agreements in which they assign to us their rights in potential inventions and other intellectual property created within the scope of their employment (or, with respect to consultants and service providers, their engagement to develop such intellectual property), but we cannot assure you that we have adequately protected our rights in every such agreement or that we have executed an agreement with every such party. Finally, to benefit from the protection of intellectual property rights, we must monitor and detect infringement, misappropriation or other violations of our intellectual property rights and pursue infringement, misappropriation or other claims in certain circumstances in relevant jurisdictions, all of which are costly and time-consuming. As a result, we may not be able to obtain adequate protection or to effectively enforce our intellectual property rights.

In addition to registered trademarks, we rely on trade secret rights, copyrights and other rights to protect our unpatented intellectual property and technology. Despite our efforts to protect our technologies and our intellectual property rights, unauthorized parties, including our employees, consultants, service providers, or subscribers may attempt to copy aspects of our products or obtain and use our trade secrets or other confidential information. We generally enter into confidentiality agreements with our employees and third parties that have access to our material confidential information, and generally limit access to and distribution of our information and technology through certain procedural safeguards. These agreements may not effectively prevent unauthorized use or disclosure of our intellectual property or technology, could be breached or otherwise may not provide meaningful protection for our trade secrets and know-how related to the design, manufacture or operation of our products and solutions, and may not provide an adequate remedy in the event of unauthorized use or disclosure. We cannot assure you that the steps taken by us will prevent misappropriation of our intellectual property or technology or infringement of our intellectual property rights. Competitors may independently develop technologies, products, or solutions that are substantially equivalent or superior to our products and solutions or that inappropriately incorporate our technology into their products or they may hire our former employees who may misappropriate our technology or misuse our confidential information. In addition, if we expand the geography of our service offerings, the laws of some foreign countries where we may do business in the future may not protect intellectual property rights and technology to the same extent as the laws of the U.S., and these countries may not enforce these laws as diligently as government agencies and private parties in the U.S.

From time to time, legal action by us may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the intellectual property rights of others, or to defend against claims of infringement, misappropriation, or invalidity. Such litigation could result in substantial costs and diversion of resources and could negatively affect our business, operating results and financial condition. If we are unable to protect our intellectual property and technology, we may find ourselves at a competitive disadvantage to others who need not incur the additional expense, time and effort required to create the innovative products that have enabled us to be successful to date.

Accusations of infringement of third-party intellectual property rights could materially and adversely affect our business.

There has been substantial litigation in the smart home technology industry regarding intellectual property rights and we may be sued for infringement from time to time in the future. Also, in some instances, we have agreed to indemnify our customers for expenses and liability resulting from claimed intellectual property infringement by our products and solutions. From time to time, we may receive requests for indemnification in connection with allegations of intellectual property infringement and we may choose, or be required, to assume the defense and/or reimburse our customers for their expenses, settlement and/or liability. We cannot assure you that we will be able to settle any future claims or, if we are able to settle any such claims, that the settlement will be on terms favorable to us. As we continue to expand our software and hardware technology offerings, the likelihood that third parties will claim that we, or our customers, infringe their intellectual property rights may increase.

We have in the past received, and may in the future receive, notices of allegations of infringement, misappropriation or misuse of other parties' proprietary rights. Furthermore, regardless of their merits, accusations and lawsuits like these, may require significant time and expense to defend, may negatively affect customer relationships, may divert management's attention away from other aspects of our operations and, upon resolution, may have a material adverse effect on our business, results of operations, financial condition, and cash flows.

Certain technology necessary for us to provide our products and solutions may, in fact, be patented by other parties either now or in the future. If such technology were validly patented by another person, we would have to negotiate a license for the use of that technology. We may not be able to negotiate such a license at a price that is acceptable to us or at all. The existence of such a patent, or our inability to negotiate a license for any such technology on acceptable terms, could force us to cease using the technology and cease offering subscriptions incorporating the technology, which could materially and adversely affect our business and results of operations.

If we, or any of our products or solutions, were found to be infringing on the intellectual property rights of any third party, we could be subject to liability for such infringement, which could be material. We could also be prohibited from using or selling certain subscriptions, prohibited from using certain processes, or required to redesign certain products, each of which could have a material adverse effect on our business and results of operations.

These and other outcomes may:

- result in the loss of a substantial number of existing customers or prohibit the acquisition of new customers;
- cause us to pay license fees for intellectual property we are deemed to have infringed;
- cause us to incur costs and devote valuable technical resources to redesigning our products or solutions;
- cause our cost of revenues to increase;
- cause us to accelerate expenditures to preserve existing revenues;

- materially and adversely affect our brand in the marketplace and cause a substantial loss of goodwill;

- cause us to change our business methods; and

- require us to cease certain business operations or offering certain products or features.

Some of our products and solutions contain open-source software, which may pose particular risks to our software, technologies, products, and solutions in a manner that could harm our business.

We use open-source software in our products and solutions and anticipate using open-source software in the future. Some open-source software licenses require those who distribute open-source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open-source code on unfavorable terms or at no cost. The terms of many open-source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open-source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services.

Additionally, we could face claims from third parties claiming ownership of, or demanding release of, the open-source software or derivative works that we developed using such software, which could include our source code, or otherwise seeking to enforce the terms of the applicable open-source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license, or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require us to expend significant additional research and development resources, and we cannot guarantee that we will be successful.

Additionally, the use of certain open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties or controls on the origin of software. There is typically no support available for open-source software, and we cannot ensure that the authors of such open-source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open-source software, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, negatively affect our business. We have processes to help alleviate these risks, including a review process for screening change requests from our developers, but we cannot be sure that all open-source software is identified or submitted for approval prior to use in our products and services. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have an adverse effect on our business, financial condition, and operating results.

Downturns in or uncertainties about general economic and market conditions and reductions in spending may reduce demand for our products and solutions, which could harm our business.

Our revenue, results of operations and cash flows depend on the overall demand for our products and solutions. Adverse macroeconomic conditions, including inflation, slower growth or recession, barriers to trade, changes to fiscal and monetary policy, tighter credit, higher interest rates, high unemployment, currency fluctuations, regulatory requirements and other events beyond our control, such as economic sanctions, tariffs, natural disasters, pandemics, epidemics, political instability, including in regions such as Venezuela, armed conflicts and wars, including the Russia-Ukraine war and Israel-Hamas conflict, can materially adversely affect demand for our products and solutions. In addition, consumer spending and activities can be materially adversely affected in response to financial market volatility, negative financial news, conditions in the real estate and mortgage markets, declines in income or asset values, energy shortages and cost increases, labor and healthcare costs and other economic factors, all of which may have a negative effect on our business and results of operations.

Additionally, uncertainty about, or a decline in, global or regional economic conditions can have a significant impact on our suppliers, manufacturers, logistics providers, distributors, and other partners. Potential effects on our suppliers and partners include financial instability, inability to obtain credit to finance operations, and insolvency. A downturn in the economic environment can also lead to increased credit and collectability risk on our trade receivables, the failure of derivative counterparties and other financial institutions, limitations on our ability to issue new debt, reduced liquidity, and declines in the fair value of our financial instruments. These and other economic factors can materially adversely affect our business, results of operations, financial condition and stock price.

During weak or uncertain economic times, the available pool of potential customers and the amount of capital expenditures that our existing customers deploy may decline as the prospects for residential building renovation projects and new multifamily apartment and single-family rental construction diminish, which may have a corresponding impact on our growth prospects. In addition, there is an increased risk during these periods that an increased percentage of property developers will file for bankruptcy protection, which may harm our business. In addition, we may determine that the cost of pursuing any claim may outweigh the recovery potential of such claim. Prolonged economic slowdowns and reductions in renovation projects and new residential and commercial building construction have resulted and may continue to result in diminished sales of our software, services and products. Further worsening, broadening or protracted extension of an economic downturn could have a negative impact on our business, revenue, results of operations and cash flows. Additionally, regulatory requirements may cause our customers to decrease the amount of capital expenditure directed to purchase our products and solutions.

Uncertain commercial banking conditions could materially adversely affect our results of operations and financial condition.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems, which may in turn effect our financial condition.

Although we assess our banking relationships as we believe necessary or appropriate, our access to cash in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect the financial institutions with which we have banking relationships, and in turn, us. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could also include factors involving financial markets or the financial services industry generally. The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on our current and projected business operations and our financial condition and results of operations.

Insurance policies may not cover all of our operating risks and a casualty loss beyond the limits of our coverage could negatively impact our business.

We are subject to all of the operating hazards, such as damaged or stolen inventory, and risks normally incidental to the provision of our products and solutions and business operations. In addition to contractual provisions limiting our liability to customers and third parties, we maintain insurance policies in such amounts and with such coverage and deductibles as required by law and that we believe are reasonable and prudent. Nevertheless, such insurance may not be adequate to protect us from all the liabilities and expenses that may arise from claims for personal injury, death, or property damage arising in the ordinary course of our business and current levels of insurance may not be able to be maintained or may not be available at economical prices. If a significant liability claim is brought against us that is not covered by insurance, then we may have to pay the claim with our own funds, which could have a material adverse effect on our business, financial condition, cash flows or results of operations.

Changes in effective tax rates, or adverse outcomes resulting from examination of our income, sales or other tax returns, could adversely affect our results of operations and financial condition.

Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

- changes in the valuation of our deferred tax assets and liabilities;

- expiration or non-utilization of net operating loss carryforwards;

- tax effects of share-based compensation;

- expansion into new jurisdictions;

- potential challenges to and costs related to implementation and ongoing operation of our intercompany arrangements;

- increases in state or federal statutory tax rates on corporate income;

- changes in tax laws and regulations and accounting principles, or interpretations or applications thereof; and

- certain non-deductible expenses as a result of acquisitions.

Any changes in our effective tax rate could adversely affect our results of operations.

Our business is subject to the risk of earthquakes, fires, power outages, floods, pandemics and other health events and other catastrophic events, and to interruption by manmade problems such as political or military actions and acts of terrorism.

Our business is vulnerable to damage or interruption from earthquakes, fires, floods, power losses, telecommunications failures, terrorist attacks, political or military conflicts, human errors, break-ins, and similar events. The third-party systems and operations and manufacturers we rely on are subject to similar risks. For example, a significant natural disaster, such as an earthquake, fire, or flood, could have an adverse effect on our business, financial condition and operating results, and our insurance coverage may be insufficient to compensate us for losses that may occur. Acts of terrorism, which may be targeted at metropolitan areas that have higher population density than rural areas, or geopolitical unrest or armed conflict, such as the war in Ukraine and the Israel-Hamas conflict, could also cause disruptions in our or our suppliers' and manufacturers' businesses or the economy as a whole. Our suppliers and manufacturers in China may be reactive to pandemics and other health events, resulting in restrictions on shipping or manufacturing. If our suppliers or manufacturers are impacted by such events, it could adversely affect our ability to manufacture product and meet demand. We may not have sufficient protection or recovery plans in some circumstances, such as natural disasters affecting locations that store significant inventory of our products or that house our servers. As we rely heavily on our computer and communications systems, and the internet to conduct our business and provide high-quality customer service, these disruptions could negatively impact our ability to run our business and either directly or indirectly disrupt suppliers' and manufacturers' businesses, which could have an adverse effect on our business, financial condition, and operating results.

Risks Related to Legal and Regulatory Matters

We collect, store, use, and otherwise process personal information of our customers and their residents, and of our employees, service providers, and others, which subjects us to laws, regulations, and legal and contractual obligations related to privacy, data protection, and cybersecurity, and any actual or perceived failure to meet those obligations could harm our business.

We collect, store, use, and otherwise process a wide variety of data from current and prospective customers and their residents, including personal information, such as home addresses and geolocation. Federal, state, and international laws and regulations governing privacy, data protection, and e-commerce transactions require us to safeguard our customers' personal information. The scope of laws and regulations relating to privacy and cybersecurity is evolving rapidly. We also maintain privacy policies and other notices, and are subject to contractual obligations to third parties, related to privacy, data protection, and cybersecurity. We strive to comply with applicable laws, regulations, policies, and other legal obligations relating to privacy, data protection, and cybersecurity. However, the regulatory framework for privacy, data protection, and information security is, and is likely to remain, uncertain for the foreseeable future, and it is possible that these or other actual or alleged obligations may be interpreted by regulators or asserted as tort claims in civil litigation and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other actual or alleged obligations or our practices.

We also expect that there will continue to be new laws, regulations, and industry standards concerning privacy, data protection, and cybersecurity proposed and enacted in various jurisdictions. Various states throughout the U.S. are increasingly adopting or revising privacy, information security, and data protection laws and regulations that could have a significant impact on our current and planned privacy, data protection, and cybersecurity-related practices, our collection, use, sharing, retention, safeguarding, and processing of customer, consumer, resident, employee, or any other third-party information we receive, and some of our current or planned business activities. For example, California enacted the CCPA, which affords California resident consumers expanded privacy protections and control over the collection, use and sharing of their personal information. The CCPA went into effect on January 1, 2020 and, among other things, gives California residents expanded rights to access and require deletion of their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used. The CCPA also provides for a private right of action for data breaches that may increase data breach litigation. The CPRA, which significantly amended and supplemented the CCPA, was adopted by California voters in 2020. The CPRA imposes additional privacy obligations on covered companies doing business in California, including additional consumer rights processes and opt outs for certain uses of sensitive data. It also creates a new California agency tasked to enforce the law, which is likely to result in increased regulatory scrutiny of California businesses in the areas of privacy and cybersecurity. The CPRA's primary substantive requirements went into effect on January 1, 2023. Following enactment of the CCPA, many other states have adopted or considered privacy legislation, many of which are comprehensive laws similar to the CCPA and CPRA. For example, Virginia, Colorado, Utah, and Connecticut have adopted such legislation that became effective in 2023, Texas, Montana, Oregon, and Florida have adopted such legislation that became effective in 2024, Delaware, Iowa, Maryland, Minnesota, Nebraska, New Hampshire, New Jersey and Tennessee have adopted such legislation that became effective in 2025, and Indiana, Kentucky, and Rhode Island have adopted such legislation that has become effective in 2026. Numerous U.S. states also have considered, and in certain cases enacted, legislation addressing particular subject matter such as biometrics and health-related information. Broad federal privacy legislation has also been proposed. These and other new and evolving laws and regulations relating to privacy in the U.S. could increase our potential liability and adversely affect our business.

Additionally, interpretations of federal and state consumer protection laws relating to online collection, use, dissemination, security, and other processing of personal information adopted by the FTC, state attorneys general, private plaintiffs, and courts have evolved, and may continue to evolve, over time. For example, consumer protection laws require us to publish statements that describe how we handle personal information and related choices individuals may have. If such information that we publish is considered untrue or deceptive, we may be subject to government claims of unfair or deceptive trade practices, which could lead to significant liabilities and consequences. Furthermore, according to the FTC, violating consumers' privacy rights or failing to take appropriate steps to keep consumers' personal information secure may constitute unfair acts or practices in or affecting commerce, thus violating the FTC Act.

With laws and regulations addressing privacy, data protection, and cybersecurity imposing new and relatively burdensome obligations, and with substantial uncertainty over the interpretation and application of these and other laws and regulations, we may face challenges in addressing their requirements and making necessary changes to our policies and practices, and may incur significant costs and expenses in an effort to do so. Any failure or perceived failure by us to comply with our relevant policies, our obligations to our customers, or any of our other actual or asserted legal or contractual obligations relating to privacy, data protection, or cybersecurity may result in governmental investigations or enforcement actions, claims, demands, and litigation by private parties, claims or public statements against us by consumer advocacy groups or others, and could result in significant fines, penalties, and other liabilities, loss of relationships with key third parties, or cause our customers to lose trust in us, which could lead to a loss of customers and difficulties attracting new customers, all of which could have an adverse effect on our reputation, business, financial condition, and operating results.

Furthermore, we may be required to disclose personal data pursuant to demands from individuals, privacy advocates, regulators, government agencies, and law enforcement agencies in various jurisdictions with conflicting privacy and security laws. This disclosure or refusal to disclose personal data may result in a breach of privacy and data protection policies, notices, laws, rules, court orders, and regulations and could result in proceedings or actions against us in the same or other jurisdictions, damage to our reputation and brand, and inability to provide our products and services to customers in certain jurisdictions. Additionally, changes in the laws and regulations that govern our collection, use, and disclosure of customer data could impose additional requirements with respect to the retention and security of customer data, could limit our marketing activities, and have an adverse effect on our business, financial condition, and operating results.

If there is any breach of security controls or any security incident, any unauthorized or inadvertent access to customer, residential, or other data, or any unauthorized control or view of systems, our products and solutions may be perceived as insecure, our business may be harmed, and we may incur significant liabilities.

Use of our solutions involves the storage, transmission, and processing of personal, payment, credit, and other confidential and private information of our customers and their residents, and may in certain cases permit access to our customers' vacant and rented property or help secure them. We also maintain and process confidential information in our business, including our employees' and contractors' personal information and confidential business information. We rely on our own and commercially available systems, software, tools and monitoring to protect against unauthorized use of or access to the information we process and maintain. Our solutions and the networks and information systems we utilize in our business are at risk for security breaches and other incidents as a result of third-party action, employee or partner error, technical outages and errors, malfeasance, or other factors. We have enabled certain employees to work remotely which may make us more vulnerable to cyber-attacks and may create operational or other challenges, any of which could result in disruption or harm to our systems and harm to our business. We also continue to incorporate artificial intelligence ("AI") technologies into our solutions and otherwise in our business, which may result in security incidents or otherwise increase cybersecurity risks. Further, AI technologies may be used in connection with certain cybersecurity attacks, resulting in heightened risks of security breaches and incidents. Although we have taken precautionary measures to prepare for these threats and challenges, there is no guarantee that our precautions will fully protect our systems or the data maintained or otherwise processed in our business.

Although we have established security procedures designed to protect our information systems and our customers and their resident information, our or our partners' security and testing measures may not prevent security breaches or other incidents. Further, advances in computer capabilities, new discoveries in the field of cryptography, inadequate facility security, or other developments may result in a compromise or breach of the technology we use to protect customer data, and may result in a security breach or incident. Any compromise of our security, any security breach or incident, or any breach of our customers' or their residents' privacy could harm our reputation or financial condition and, therefore, our business. Criminals and other nefarious actors are using increasingly sophisticated methods, including cyber-attacks, phishing and other forms of social engineering, and other illicit acts to capture, access, or alter various types of information, to engage in illegal activities such as fraud and identity theft, and to expose and exploit potential security and privacy vulnerabilities in corporate systems and websites. Unauthorized intrusion into the portions of our systems and networks and data storage devices that store or otherwise process customer and resident confidential and private information, the loss, corruption, or unavailability of such information or the deployment of ransomware or other malware, or other harmful code, to our services or our networks or systems may result in negative consequences, including the actual or alleged malfunction of our products, software, or services. In addition, third parties, including our third-party partners and other third parties upon which we rely, could also be sources of security risks to us in the event of a failure of their own technology, security systems, or infrastructure. We engage third-party service providers to store and otherwise process some of our and our customers' or their residents' data, including personal, confidential, sensitive, and other information relating to individuals, and for other purposes. Our service providers and other third parties upon which we rely have been the targets of cyber-attacks in the past, and may be the targets of cyber-attacks and other malicious activity. Security breaches, incidents, and other disruptions impacting these providers may impact their ability to provide services to us, or may otherwise impact our relationships with them. The threats we, our third-party partners, and other third parties on which we rely face continue to evolve and are difficult to predict due to advances in computer capabilities, new discoveries in the field of cryptography, and new and sophisticated methods used by criminals. There can be no assurances that our or any third-party defensive measures will prevent cyber-attacks or that we or they will detect network or system intrusions or other breaches or incidents on a timely basis or at all. We cannot be certain that we will not suffer a compromise or breach of, or incident impacting, the technology protecting the systems or networks that house or access our software, services and products or on which we or our partners or other third parties on which we rely store or otherwise process personal information or other sensitive information or data, any similar security incident, or that any such breach or other incident will not be believed or reported to have occurred. Any such actual or perceived compromises of or breaches to systems or other security incidents, or unauthorized access to, or unauthorized loss, unavailability, corruption, or other unauthorized use or processing of our customers' data, products, software or services, or acquisition or loss of data, whether suffered by us, our partners or other third parties, whether as a result of employee error or malfeasance or otherwise, could harm our business. They could, for example, cause system disruptions and unavailability, and other interruptions in our operations, unauthorized loss, corruption, unavailability, or other processing of data, loss of confidence in our products and solutions and damage to our reputation, and could limit the adoption of our products and solutions. They could also subject us to costs, regulatory investigations and other proceedings, fines, penalties, and orders, claims and litigation, contract damages, indemnity demands, and other liabilities, and materially and adversely affect our customer base, sales, revenues, and profits. Any of these could, in turn, have a material adverse impact on our business, financial condition, cash flows, or results of operations. Any such event, including any event resulting in unauthorized access to or loss, corruption, unavailability, misuse, or other unauthorized processing of any data subject to laws, regulations, or other actual or asserted obligations relating to privacy, data protection, or cybersecurity, then we could be subject to substantial fines by U.S. federal and state authorities, foreign data privacy authorities around the world and private claims by companies or individuals. A cybersecurity incident may cause additional costs, such as investigative and remediation costs, legal fees, and the costs of any additional fraud detection activities required by law, a court, or a third party. Any actual, potential or anticipated cyberattacks or other sources of security breaches or incidents also may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees, and engage third-party experts and consultants. Depending on the nature of the information compromised, in the event of a security breach or incident or other unauthorized access to or processing of our customer data, we may also have obligations to notify individuals, data owner, or customers about the incident and we may need to provide some form of remedy to such customers or their residents, such as a subscription to a credit monitoring service for the individuals affected by the incident. A growing number of legislative and regulatory bodies have adopted consumer notification requirements in the event of unauthorized access to or acquisition of certain types of personal data. Such breach notification laws continue to evolve and may be inconsistent from one jurisdiction to another. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any incident that compromises, or is believed to have compromised, customer data or other personal information. Additionally, some of our customer contracts require us to indemnify customers from damages they may incur as a result of a breach of our systems. There can be no assurance that the limitation of liability provisions in our contracts would be enforceable or would otherwise protect us from any such liabilities or damages with respect to any particular claim. Further, if a high-profile security breach or incident occurs with respect to another provider of smart home solutions, our customers and potential customers or their residents may lose trust in the security of our products and solutions or in the smart home technology industry generally, which could adversely impact our ability to retain existing customers or attract new ones. Even in the absence of any security breach or incident, customer concerns about security, privacy or data protection may deter them from using our products and solutions.

Our insurance policies covering errors and omissions and certain security and privacy damages and claim expenses may not be sufficient to compensate for all potential liability. Although we maintain cyber liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all.

If we are unable to successfully implement AI technology into our SmartRent Solutions, our business could be harmed.

We have incorporated and may continue to incorporate additional AI technology into certain of our SmartRent Solutions, and AI technology may become more important to our operations or to our future growth over time. We expect to rely on AI to help drive future growth in our business, but there can be no assurance that we will realize the desired or anticipated benefits from AI technology or at all. The use of AI and AI-related technologies involves complexities and requires specialized expertise. We may not be able to attract and retain talent to support our AI initiatives and maintain our systems and infrastructure. Any disruptive or failure in our systems or infrastructure could result in delays and operational issues. We may also fail to properly implement AI technology or to effectively promote our use of it. Our competitors or other third parties may incorporate AI technology into their products, offerings, and solutions more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations. As AI technologies continue to improve in the future, we may be required to make significant capital expenditures to remain competitive, which may increase our overall expenses. Furthermore, the adoption of AI technologies with the rental industry has introduced, and will likely continue to increase risk of disintermediation, as future AI technologies might be able to provide our customers with direct access to information or capabilities that currently require assistance from service providers such as SmartRent. If this disintermediation occurs, the demand for our services or the price customers are willing to pay for our services could decline. Additionally, our use of AI technology may expose us to additional claims, demands, and proceedings by private parties and regulatory authorities and subject us to legal liability as well as brand and reputational harm. For example, if the outputs that our AI technology assists in producing are or are alleged to be deficient, inaccurate, or biased, or if such outputs or their development or deployment, including the collection, use, or other processing of data used to train or develop such AI technology, are held or alleged to infringe upon or to have misappropriated third-party intellectual property rights or to violate applicable laws, regulations, or other actual or asserted legal obligations, including privacy rights, to which we are or may become subject, our business, operating results, financial condition, and growth prospects could be adversely affected. Our use of AI-related technologies might also expand our vulnerability to cybersecurity attacks and heighten the risk of data breaches or misuse of proprietary or other sensitive information.

Further, AI and related technologies are subject to public debate and heightened regulatory scrutiny, which may subject us to stakeholder claims or regulatory action. For example, the SEC has cautioned companies against "AI washing" and have taken enforcement actions against companies for their claims about the use of AI in their products and services. Non-governmental organizations and other private actors have also filed lawsuits against companies under various securities and consumer protection laws alleging that certain statements, goals or standards made by companies were misleading, false or otherwise deceptive, including those related to the use of AI technology.

The legal, regulatory, and policy environments around AI technology are evolving rapidly, and we may become subject to new and evolving legal and other obligations. These and other developments may require us to make significant changes to our use of AI technology, including by limiting or restricting our use of AI technology, and which may require us to make significant changes to our policies and practices, which may necessitate expenditure of significant time, expense, and other resources. An inability to implement our policies and practices related to AI technology and maintain compliance with laws and regulations, or a perception among stakeholders that our AI disclosures and goals are insufficient, that our goals are unattainable or that there is a misalignment between our stated commitments and our actual practices, could harm our reputation and competitive position and have an adverse effect on our business, financial condition, and operating results. The use of AI technology also presents emerging ethical issues that could harm our reputation and business if our use of AI technology becomes controversial.

Our products and solutions may be affected from time to time by design and manufacturing defects that could subject us to personal injury, property damage, product liability, warranty, and other claims, which could adversely affect our business and result in harm to our reputation.

We offer complex solutions involving advanced software and web-based interactive user interfaces and hardware products and services that can be affected by design and manufacturing defects. Sophisticated software, applications, and web-based interactive user interfaces, such as those offered by us, have issues that can unexpectedly interfere with the intended operation of hardware or software products. We manufacture Hub Devices which may be impacted by manufacturing defects. Defects may also exist in components and products that we source from third parties. Any such defects could cause our products and solutions to create a risk of property damage and personal injury, and subject us to the hazards and uncertainties of product liability claims and related litigation. In addition, from time to time, we may experience outages, service slowdowns, or errors that affect our software, applications, and web-based interactive user interfaces. As a result, our solutions may not perform as anticipated and may not meet customer expectations. There can be no assurance that we will be able to detect and fix all issues and defects in the hardware, software, and services we offer as part of our products and solutions. Failure to do so could result in widespread technical and performance issues affecting our products and solutions and could lead to claims against us. We maintain general liability insurance; however, design and manufacturing defects, and claims related thereto, may subject us to judgments or settlements that result in damages materially in excess of the limits of our insurance coverage. In addition, we may be exposed to recalls, product replacements or modifications, write-offs of inventory, property, plant and equipment, or intangible assets, and significant warranty and other expenses such as litigation costs and regulatory fines. If we cannot successfully defend any large claim, maintain our general liability insurance on acceptable terms, or maintain adequate coverage against potential claims, our financial results could be adversely impacted. Further, given that our customers deploy our products and solutions to provide a safe and secure living space to their residents, quality problems could subject us to substantial liability, adversely affect the experience for users of our products and solutions and result in harm to our reputation, loss of competitive advantage, poor market acceptance, reduced demand for our products and solutions, delay in new product and solution introductions, higher costs and lost revenue. For example, in 2020 and 2021 we identified a deficiency with batteries contained in certain hardware sold which we acquired from a supplier. As of December 31, 2023 we accrued $864,000 in hardware cost of goods sold on the Consolidated Statements of Operations related to the battery deficiencies. During the year ended December 31, 2024, we determined the battery replacements were complete and released the remaining warranty accrual of $864,000 related to the battery deficiency.

The requirements of being a public company may strain our resources, divert management's attention and affect our ability to attract and retain senior management and qualified Board members.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NYSE, and other applicable securities rules and regulations. Compliance with these rules and regulations has increased our legal and financial compliance costs, made some activities more difficult, time-consuming or costly and increased demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. Although we have hired additional employees to comply with these requirements, we may need to hire more employees in the future or engage additional outside consultants, which will increase our costs and expenses. As a result, management's attention may be diverted from other business concerns, which could harm our business.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. Our failure to comply with these laws, regulations and standards could materially and adversely affect our business and results of operations.

However, for as long as we remain an "emerging growth company" as defined in the JOBS Act, we have the ability to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies," including, but not limited to, exemption from the requirement to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding stockholder advisory votes on executive compensation. We will take advantage of these reporting exemptions until we are no longer an "emerging growth company." Additionally, we are choosing to take advantage of the extended transition period for complying with new or revised accounting standards under the JOBS Act. As a result, our financial statements may not be comparable to those of companies that have adopted the new or revised accounting standards. If investors find our Class A Common Stock less attractive as a result of exemptions and reduced disclosure requirements, there may be a less active trading market for our Class A Common Stock and our stock price may be more volatile or decrease.

We will cease to be an "emerging growth company" upon the earliest of (i) the first fiscal year following the fifth anniversary of the initial public offering by FWAA, which closed on February 9, 2021, (ii) the first fiscal year after our annual gross revenues are $1.235 billion or more, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities or (iv) as of the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700.0 million as of the end of the second quarter of that fiscal year.

Rules and regulations applicable to public companies may also make it expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantial costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of the Board, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this Report and in other filings required of a public company, our business and financial condition is publicly visible, which may result in litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be materially and adversely affected, even if the claims do not result in litigation or are resolved in our favor. These claims, and the time and resources necessary to resolve them, could divert the resources of our management and materially and adversely affect our business and results of operations.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report financial results or prevent fraud and the trading price of our stock could be negatively affected.

As a public company, we are required to comply with the SEC's rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting.

Effective internal controls are necessary to provide reliable financial reports and to assist in the effective prevention of fraud. Any inability to provide reliable financial reports or prevent fraud could harm our business. Any system of internal controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met.

If we cannot conclude that we have effective internal control over our financial reporting, investors could lose confidence in the reliability of our financial statements, which could lead to a decline in our stock price. Failure to comply with reporting requirements could also subject us to sanctions and/or investigations by the SEC, the NYSE or other regulatory authorities. If we fail to remedy any deficiencies or maintain the adequacy of our internal controls, we could be subject to regulatory scrutiny, civil or criminal penalties or stockholder litigation. In addition, failure to maintain adequate internal controls could result in financial statements that do not accurately reflect our operating results or financial condition.

Our smart home technology is subject to varying state and local regulations, which may be updated from time to time.

Our smart home technology is subject to certain state and local regulations, which may be updated from time to time. For example, our products and solutions are subject to regulations relating to building and fire codes, public safety, and may eventually be subject to state and local regulation regarding access control systems. The regulations to which we are subject may change, additional regulations may be imposed, or existing regulations may be applied in a manner that creates special requirements for the implementation and operation of our products and solutions that may significantly impact or even eliminate some of our revenues or markets. In addition, we may incur material costs or liabilities in complying with any such regulations. Furthermore, some of our customers must comply with numerous laws and regulations, which may affect their willingness and ability to purchase our products and solutions. The modification of existing laws and regulations or interpretations thereof or the adoption of future laws and regulations could adversely affect our business, cause us to modify or alter our methods of operations and increase our costs and the price of our products and solutions. In addition, we cannot provide any assurance that we will be able, for financial or other reasons, to comply with all applicable laws and regulations. If we fail to comply with these laws and regulations, we could become subject to substantial penalties or restrictions that could materially and adversely affect our business.

Changing expectations from investors, customers, employees, and others regarding environmental, social and governance matters, practices and reporting may result in additional costs or risks.

Companies across all industries are facing changing expectations related to their ESG practices and reporting. Investors, customers, employees and other stakeholders have focused increasingly on ESG practices and continue to place importance on the implications and social cost of their investments, purchases and other interactions with companies while other stakeholders may have evolving expectations. If our ESG practices do not meet investor, customer, employee, or other stakeholder expectations, which continue to evolve, we may incur additional costs and our brand, ability to attract and retain qualified employees and business may be harmed.

Failure of our global operations to comply with import and export, bribery, and money laundering laws, regulations and controls, could have an adverse impact on our financial condition.

We conduct our business globally and source our products from Asia, Europe and the U.S. We are subject to regulation by various federal, state, local and foreign governmental agencies, including, but not limited to, agencies and regulatory bodies or authorities responsible for monitoring and enforcing product safety and consumer protection laws, data privacy and security laws and regulations, employment and labor laws, workplace safety laws and regulations, environmental laws and regulations, antitrust laws, federal securities laws, and tax laws and regulations.

We are subject to the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. Travel Act of 1961, and possibly other anti-bribery laws, including those that comply with the Organization for Economic Cooperation and Development, Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and other international conventions. Anti-corruption laws are interpreted broadly and prohibit our company from authorizing, offering, or providing directly or indirectly improper payments or benefits to recipients in the public or private sector. Certain laws could also prohibit us from soliciting or accepting bribes or kickbacks. We can be held liable for the corrupt activities of our employees, representatives, contractors, partners, and agents, even if we did not explicitly authorize such activity. Although we have implemented policies and procedures designed to ensure compliance with anti-corruption laws, there can be no assurance that all of our employees, representatives, contractors, partners, and agents will comply with these laws and policies.

Our operations require us to import from Asia and Europe, which geographically stretches our compliance obligations. We are also subject to anti-money laundering laws such as the USA PATRIOT Act of 2001 and may be subject to similar laws in other jurisdictions. Our products are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Department of the Treasury's ("Treasury") Office of Foreign Assets Controls. We may also be subject to import/export laws and regulations in other jurisdictions in which we conduct business or source our products. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges; fines, which may be imposed on us and responsible employees or managers; and, in extreme cases, the incarceration of responsible employees or managers.

Changes in laws that apply to us could result in increased regulatory requirements, tariff and compliance costs which could harm our business. In certain jurisdictions, regulatory requirements may be more stringent than in the U.S. Noncompliance with applicable regulations or requirements could subject us to whistleblower complaints, investigations, sanctions, settlements, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties or injunctions, suspension or debarment from contracting with certain governments or other customers, the loss of export privileges, multi-jurisdictional liability, reputational harm, and other collateral consequences. If any governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management's attention and resources and an increase in defense costs and other professional fees.

Expanding our international operations subjects us to a variety of risks and uncertainties, including exposure to foreign currency exchange rate fluctuations, which could adversely affect our business and operating results.

We previously had international operations in Canada and the United Kingdom, and we may grow our international presence in the future. Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic, and political risks that are different from those in the U.S. Due to our lack of experience with international operations and developing and managing sales and distribution channels in international markets, our international expansion efforts may not be successful. In addition, we will face risks in doing business internationally that could materially and adversely affect our business, including:

- our ability to comply with differing and evolving technical and environmental standards, telecommunications regulations, building and fire codes, and certification requirements outside the U.S.;

- difficulties and costs associated with staffing and managing foreign operations;

- our ability to effectively price our products and solutions in competitive international markets;

- potentially greater difficulty collecting accounts receivable and longer payment cycles;

- the need to adapt and localize our products and subscriptions for specific countries;

- the need to offer customer care in various native languages;

- reliance on third parties over which we have limited control;

- availability of reliable network connectivity in targeted areas for expansion;

- difficulties in understanding and complying with local laws, regulations, and customs in foreign jurisdictions;

- restrictions on travel to or from countries in which we operate or inability to access certain areas;

- changes in diplomatic and trade relationships, including tariffs and other non-tariff barriers, such as quotas and local content rules;

- U.S. government trade restrictions, including those which may impose restrictions such as prohibitions, on the exportation, re-exportation, sale, shipment or other transfer of programming, technology, components, and/or services to foreign persons;

- our ability to comply with different and evolving laws, rules, and regulations, including the European Union General Data Protection Regulation and other data privacy and data protection laws, rules and regulations;

- compliance with various anti-bribery and anti-corruption laws such as the Foreign Corrupt Practices Act and U.K. Bribery Act of 2010;

- more limited protection for intellectual property rights in some countries;

- adverse tax consequences;

- fluctuations in currency exchange rates;

- exchange control regulations, which might restrict or prohibit our conversion of other currencies into U.S. Dollars and the transfer of currency from foreign jurisdictions to the U.S.;

- new and different sources of competition;

- political and economic instability created by the United Kingdom's departure from the European Union;

- deterioration of political relations between the U.S. and other countries in which we may operate; and

- political or social unrest, economic instability, conflict or war in, including the war in Ukraine and the Israel-Hamas conflict, or sanctions implemented by the U.S. against countries in which we operate, all of which could have a material adverse effect on our operations.

Our failure to successfully manage these risks could harm our international operations and have an adverse effect on our business, financial condition, and operating results.

Fluctuations in foreign currencies in which we transact business also subject us to certain risks. While we have historically transacted in U.S. Dollars with the majority of our customers and suppliers, we have transacted in some foreign currencies, such as the Euro, the Canadian dollar, the Croatian Kuna and the Chinese Renminbi and may transact in more foreign currencies in the future. Accordingly, changes in the value of foreign currencies relative to the U.S. Dollar may affect our revenue and operating results. As a result of such foreign currency exchange rate fluctuations, it could be more difficult to detect underlying trends in our business and operating results. In addition, to the extent that fluctuations in currency exchange rates cause our operating results to differ from our expectations or the expectations of our investors, the trading price of our common stock could be lowered.

From time to time, we may be subject to legal proceedings, regulatory disputes, and governmental inquiries that could cause us to incur significant expenses, divert our management's attention, and materially harm our business.

We have been and continue to be subject to claims, lawsuits, government investigations, and other proceedings involving products liability, competition and antitrust, intellectual property, privacy, consumer protection, securities, tax, labor and employment, commercial disputes, and other matters that could adversely affect our business operations and financial condition. As our business grows, we have seen a rise in the number and significance of these disputes and inquiries. For example, during the year ended December 31, 2024, we settled a dispute with a supplier and a collective action that was filed against us by two employees. Additionally, during the years ended December 31, 2024 and 2025, we incurred material legal expenses related to a class action suit in connection with the Business Combination. Litigation and regulatory proceedings that we are currently facing or could face, and particularly the intellectual property infringement matters that we could face, may be protracted and expensive, and the results are difficult to predict. Additionally, our litigation costs could be significant. Adverse outcomes with respect to litigation or any of these legal proceedings may result in significant settlement costs or judgments, penalties and fines, or require us to modify our products or services, make content unavailable, or require us to stop offering certain features, all of which could negatively affect our revenue growth.

The results of litigation, investigations, claims, and regulatory proceedings cannot be predicted with certainty, and determining reserves for pending litigation and other legal and regulatory matters requires significant judgment. There can be no assurance that our expectations will prove correct, and even if these matters are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our business.

Risks Related to Ownership of Our Class A Common Stock

Our Class A Common Stock price may be volatile or may decline regardless of our operating performance.

The trading price of our Class A Common Stock has experienced substantial price volatility in the past and may continue to do so in the future. The stock market has historically experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. The trading price of our Class A Common Stock may fluctuate widely and you may not be able to resell your shares at an attractive price due to a number of factors such as those listed in "Risks Related to Our Business and Industry" and the following:

- our operating and financial performance and prospects and those of other participants in our markets, including our customers and competitors;

- conditions that impact demand for our products and/or services;

- public announcements concerning our business, our customers' businesses or our competitors' businesses;

- the public's reaction to our press releases, other public announcements and filings with the SEC;

- the market's reaction to our reduced disclosure and other requirements as a result of being an "emerging growth company" under the JOBS Act;

- the size of our public float;

- coverage by or changes in financial estimates by securities analysts or failure to meet their expectations;

- market and industry perception of our success, or lack thereof, in pursuing our business strategy;

- strategic actions by us or our competitors, such as acquisitions or restructurings;

- changes in laws or regulations which adversely affect our industry or us;

- privacy and data protection laws, privacy or data breaches or incidents, or the loss or other unavailability of data;

- changes by the Financial Accounting Standards Board or other accounting regulatory bodies to generally accepted accounting principles, standards, guidance, interpretations or policies;

- changes in our senior management or key personnel;

- issuances, exchanges, sales or purchases, or expected issuances, exchanges, sales or purchases of our capital stock;

- changes in our dividend policy;

- adverse resolution of new or pending litigation against us; and

- changes in general market, economic and political conditions in the U.S. and global economies or financial markets, including those resulting from natural disasters, pandemics, epidemics, terrorist attacks, acts of war and responses to such events.

Further, broad market and industry factors may materially reduce the market price of our Class A Common Stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our Class A Common Stock is low. As a result, you may suffer a loss on your investment.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

We do not intend to pay dividends on our Class A Common Stock for the foreseeable future.

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, we do not anticipate declaring or paying any cash dividends on our Class A Common Stock in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of the Board and will depend on, among other things, our business prospects, results of operations, financial condition, cash requirements and availability, certain restrictions related to our indebtedness, industry trends and other factors that the Board may deem relevant. Any such decision will also be subject to compliance with contractual restrictions and covenants in the agreements governing our current and future indebtedness. In addition, we may incur additional indebtedness, the terms of which may further restrict or prevent us from paying dividends on our common stock. As a result, you may have to sell some or all of your Class A Common Stock after price appreciation in order to generate cash flow from your investment, which you may not be able to do. Our inability or decision not to pay dividends, particularly when others in our industry have elected to do so, could also adversely affect the market price of our Class A Common Stock.

If securities analysts issue unfavorable commentary about us or our industry or downgrade our Class A Common Stock, the price of our Class A Common Stock could decline.

The trading market for our Class A Common Stock depends in part on the research and reports that third-party securities analysts publish about us and the industries in which we operate. If any of the analysts that cover us change their recommendation regarding our securities adversely, or provide more favorable relative recommendations about our competitors, the price of our securities would likely decline. If any analyst that covers us ceases covering us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our securities to decline. Moreover, if one or more of the analysts who cover us downgrades our Class A Common Stock, or if our reporting results do not meet their expectations, the market price of our Class A Common Stock could decline.

We may not realize the anticipated long-term stockholder value of our stock repurchase program, and any failure to repurchase our Class A common stock after we have announced our intention to do so may negatively impact our stock price.

In March 2024, we announced that the Board authorized the repurchase of up to $50 million of our Class A common stock from time to time through a stock repurchase program. Under our stock repurchase program, we may make repurchases of stock through a variety of methods, including open share market purchases, privately negotiated purchases, entering into one or more confirmations or other contractual arrangements with a financial institution counterparty to effectuate one or more accelerated stock repurchase contracts, forward purchase contracts or similar derivative instruments, Dutch auction tender offers, or through a combination of any of the foregoing, in accordance with applicable federal securities laws. Our stock repurchase program does not obligate us to repurchase any specific number of shares, and may be suspended at any time at our discretion and without prior notice. The timing and amount of any repurchases, if any, will be subject to liquidity, stock price, market and economic conditions, compliance with applicable legal requirements such as Delaware surplus and solvency tests and other relevant factors. Any failure to repurchase stock after we have announced our intention to do so may negatively impact our reputation and investor confidence in us and may negatively impact our stock price. During the year ended December 31, 2025, we repurchased 5.1 million shares of our Class A common stock under the stock repurchase program at an average price of approximately $0.96 per share for a total of $4.9 million. As of December 31, 2025, approximately $16.8 million remained available for stock repurchases pursuant to our stock repurchase program.

The existence of our stock repurchase program could cause our stock price to be higher than it otherwise would be and could potentially reduce the market liquidity for our stock. Although our stock repurchase program is intended to enhance long-term stockholder value, there is no assurance that it will do so because the market price of our Class A common stock may decline below the levels at which we repurchase shares, and short-term stock price fluctuations could reduce the effectiveness of the program.

Repurchasing our Class A common stock reduces the amount of cash we have available to fund working capital, capital expenditures, strategic acquisitions or business opportunities, and other general corporate purposes, and we may fail to realize the anticipated long-term stockholder value of any stock repurchase program.

Our issuance of additional shares of Class A Common Stock or convertible securities could make it difficult for another company to acquire us, may dilute your ownership of us and could adversely affect our stock price.

In the future, we may obtain financing to further increase our capital resources by issuing additional shares of our capital stock or offering debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity, or shares of preferred stock. Issuing additional shares of our capital stock, other equity securities, or securities convertible into equity may dilute the economic and voting rights of our existing stockholders, reduce the market price of our Class A Common Stock, or both. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred stock, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings. As a result, holders of our Class A Common Stock bear the risk that our future offerings may reduce the market price of our Class A Common Stock and dilute their percentage ownership.

Future sales, or the perception of future sales, of our Class A Common Stock by us or our existing stockholders in the public market could cause the market price for our common stock to decline.

We may issue additional securities in the future and from time to time. Future sales and issuances of shares of our capital stock or rights to purchase our capital stock, including pursuant to our equity incentive plans, could result in substantial dilution to our stockholders, and such sales and issuances, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A Common Stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. In addition, the sale of a large number of shares by our stockholders could cause the prevailing market price of our Class A Common Stock to decline.

Our management has limited experience in operating a public company.

Our executive officers have limited experience in the management of a publicly traded company. Our management team may not successfully or effectively manage a public company that is subject to significant regulatory oversight and reporting obligations under federal securities laws, particularly once we are no longer subject to the extended transition period exemptions afforded by our emerging growth company status. Our management's limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities, which would result in less time being devoted to our management of business operations. We may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the U.S. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the U.S. may require costs greater than expected. It is possible that we will be required to hire additional employees to support our operations as a public company, which would increase our operating costs in future periods.

We could be negatively impacted by being a target of shareholder activists or short sellers, causing us to incur significant expense and hinder or disrupt the execution of our business strategy.

While we value constructive input from our investors and regularly engage in dialogue with our shareholders regarding our business strategy and performance, shareholder activism, which takes many forms and arises in a variety of situations, has been increasingly prevalent among publicly traded companies. If we become the subject of certain forms of shareholder activism, such as a concerted short squeeze, threatened or actual proxy contest or a hostile bid, the attention of our management and the Board may be diverted from executing our strategy. Such shareholder activism could give rise to perceived uncertainties as to our future strategy, adversely affect our relationships with business partners and make it more difficult to attract and retain qualified personnel. Responding to a short selling campaign or other unwanted stockholder activism could also result in substantial costs, including significant legal fees and other expenses. Our stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any shareholder activism.

If we cannot meet the NYSE continued listing requirements, the NYSE may delist our Class A Common Stock.

Our Class A Common Stock is currently listed on the NYSE. We have in the past been notified that we may be delisted for failing to meet the continued listing requirements of the NYSE and may be unable to meet the continued listing requirements in the future. If we are not able to meet the continued listing requirements of the NYSE, our Class A Common Stock may be delisted. A delisting of our Class A Common Stock could negatively impact us by, among other things, reducing the liquidity and market price of our Class A Common Stock; reducing the number of investors willing to hold or acquire our Class A Common Stock, which could negatively impact our ability to raise equity financing; decreasing the amount of our news and analyst coverage; and limiting our ability to issue additional securities or obtain additional financing in the future. In addition, delisting from the NYSE could have an adverse effect on our business, reputation, financial condition, and operating results.

Anti-takeover provisions in our governing documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our Class A Common Stock.

Our third amended and restated certificate of incorporation (our "Charter") and bylaws and Delaware law contain provisions that could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by the Board.

Among other things, our Charter and/or bylaws include the following provisions:

- a staggered board, which means that the Board is classified into three classes of directors, with staggered three-year terms and directors are only able to be removed from office for cause;

- limitations on convening special stockholder meetings, which could make it difficult for our stockholders to adopt desired governance changes;

- a prohibition on stockholder action by written consent, which means that our stockholders are only able to take action at a meeting of stockholders and are not be able to take action by written consent for any matter;

- a forum selection clause, which means certain litigation against us can only be brought in Delaware;

- the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders; and

- advance notice procedures, which apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law ("DGCL"), which prevents interested stockholders, such as certain stockholders holding more than 15% of our outstanding common stock, from engaging in certain business combinations unless (i) prior to the time such stockholder became an interested stockholder, the Board approved the transaction that resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the common stock, or (iii) following Board approval, such business combination receives the approval of the holders of at least two-thirds of our outstanding common stock not held by such interested stockholder at an annual or special meeting of stockholders.

Any provision of our Charter or bylaws or Delaware law that has the effect of delaying, preventing or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

Our Charter and bylaws provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our Charter and bylaws provide that, unless we consent in writing to the selection of an alternative forum, (i) the Court of Chancery of the State of Delaware (or, in the event that the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (a) any derivative action, suit or proceeding brought on our behalf; (b) any action, suit or proceeding asserting a claim of breach of fiduciary duty owed by any of our directors, officers, or stockholders to us or to our stockholders; (c) any action, suit or proceeding asserting a claim arising pursuant to the DGCL, our Charter or bylaws; or (d) any action, suit or proceeding asserting a claim governed by the internal affairs doctrine; and (ii) subject to the foregoing, the federal district courts of the U.S. shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, such forum selection provisions shall not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the U.S. have exclusive jurisdiction. The choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provision contained in our Charter or bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business.

Additionally, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As noted above, our Charter and bylaws provide that the federal district courts of the U.S. shall have jurisdiction over any action arising under the Securities Act. Accordingly, there is uncertainty as to whether a court would enforce such provision. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

Our Board recognizes the critical importance of maintaining the trust and confidence of our customers, business partners, and employees. We have adopted an enterprise risk management ("ERM") policy that is intended to cover all types of risks, including but not limited to strategic risks, financial and commercial risks, third-party risks, operational risks, technology risks, cybersecurity and data privacy risks, legal and regulatory risks, reputational risks and talent risks. The Board is actively involved in oversight of our risk management program, and cybersecurity represents an important component of our integrated approach to ERM. We have implemented a cross-functional approach that is focused on preserving the confidentiality, integrity, and availability of the information that we collect and store by identifying, preventing, and mitigating cybersecurity threats and incidents and effectively responding to cybersecurity incidents when they occur. We have also implemented controls and procedures that provide for the escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner. We deploy technical safeguards that are designed to protect our information systems from cybersecurity threats, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence. We have established and maintain an incident response and recovery plan that addresses our response to cybersecurity incidents, and such plans are tested and evaluated on a periodic basis.

We maintain a risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers, and other external users of our systems, as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems. We provide annual, and upon hire, mandatory training for personnel regarding cybersecurity threats as a means to equip our personnel with effective tools to address cybersecurity threats, and to communicate our evolving information security policies, standards, processes and practices.

We engage in the periodic assessment and testing of our policies, standards, processes and practices that are designed to address cybersecurity threats and incidents. These efforts include a wide range of activities, including audits, assessments, tabletop exercises, threat modeling, vulnerability testing and other exercises. We engage third parties to perform assessments on our cybersecurity measures, including information security maturity assessments, audits and independent reviews of our information security control environment and operating effectiveness. Following such assessments, audits, and reviews we evaluate whether and how to adjust our cybersecurity policies, standards, processes, and practices based on the information provided by these assessments, audits, and reviews.

We did not identify any cybersecurity threats that have materially affected our business, including our business strategy, results of operations or financial condition in the calendar year ended December 31, 2025. However, despite our best efforts, we cannot eliminate all risks from cybersecurity threats or provide assurance that we have not experienced undetected cybersecurity events. For additional information regarding these risks, please refer to Item 1A, "Risk Factors," in this Report.

Governance

Board of Directors' Oversight of Risks from Cybersecurity Threats

The Audit Committee oversees our ERM process, including the management of risks arising from cybersecurity threats but the Board holds ultimate accountability for the effectiveness of our ERM policy. The Board and the Audit Committee each receive quarterly and as needed presentations and updates on cybersecurity risks, including recent developments and evolving standards, vulnerability assessments, third-party and independent reviews, and the threat environment. The Board and the Audit Committee also receive prompt and timely information regarding any cybersecurity incident that requires escalation, as well as ongoing updates regarding any such incident until it has been addressed. On an annual basis, the Audit Committee reviews our approach to cybersecurity risk management with the members of our executive management team, including the Chief Financial Officer ("CFO"), Chief Legal Officer, Senior Vice President of Finance and Controller - and the Board reviews key enterprise risks and mitigation plans and approves risk tolerance and ERM Policy updates, if any.

Management's Role in Assessing and Managing our Material Risks from Cybersecurity Threats

We maintain an Incident Response Plan (the "Plan") that involves a Security Incident Management Team ("SIMT"), comprised of members of our executive management, who work collaboratively across the Company to assess and respond to any cybersecurity incidents in accordance with the Plan.

The SIMT includes our Chief Information Officer ("CIO") and Vice President of Information Security, among other senior members of management, as well as their designees and experts as deemed necessary. The CIO and Vice President of Information Security each have significant experience managing risks or advising on cybersecurity issues. Through ongoing communications with the Information Security and Technology teams, the SIMT monitors the prevention, detection, mitigation and remediation of cybersecurity threats and incidents, and is informed of potential cybersecurity incidents by the Security Incident Response Team when potential threats are discovered. When appropriate, the SIMT reports such threats and incidents to the Chair of the Audit Committee, who determines whether to advise and convene the Audit Committee and/or Board.

Item 2. Properties

Our corporate headquarters are located in Phoenix, Arizona, where we lease 38,820 square feet of office space. We also lease 60,820 square feet of warehouse space in Avondale, Arizona. In addition to our facilities located in the U.S., we lease 4,101 square feet of office space and 2,110 square feet of warehouse space in Zagreb, Croatia. We believe that our facilities are adequate to meet our needs for the immediate future and that suitable additional space will be available to accommodate any expansion of our operations as needed.

Item 3. Legal Proceedings

From time to time, we are subject to various claims, charges and litigation matters that arise in the ordinary course of business. We believe these actions are a normal incident of the nature and kind of business in which we are engaged. While it is not feasible to predict the outcome of these matters with certainty, we do not believe that any asserted or unasserted legal claims or proceedings, individually or in the aggregate, will have a material adverse effect on our business, financial condition, results of operations or prospects.

For a discussion of legal and other proceedings in which we are involved, see Note 12 - Commitments and Contingencies in the Notes to Consolidated Financial Statements in Part II, Item 8 of this Report.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our Class A Common Stock is listed on the NYSE under the ticker symbol "SMRT."

Holders of Record

As of December 31, 2025, there were 11 stockholders of record of our Class A Common Stock. The actual number of stockholders is greater than this number of holders of record and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

Dividend Policy

We have never declared or paid any dividends on our Class A Common Stock. We currently intend to retain all available funds and any future earnings for use in our business and therefore we do not anticipate declaring or paying any cash dividends in the foreseeable future. The terms of our Senior Revolving Facility, as defined in Note 6 to Consolidated Financial Statements included in this Report, also restrict our ability to pay dividends, and we may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our capital stock.

Stock Performance Graphs and Cumulative Total Return

The following shall not be deemed incorporated by reference into any of our other filings under the Exchange Act or the Securities Act.

The graph below compares the cumulative total stockholder return on our Class A Common Stock with the cumulative total return on the Standard & Poor's 500 Index and the Russell 2000 Index. The chart assumes $100 was invested on February 9, 2021 (the date our Class A Common Stock commenced trading on NYSE), in the Class A Common Stock of SmartRent, Inc., the S&P 500 Index, and the Russell 2000 Index, and assumes the reinvestment of any dividends.

The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of our Class A Common Stock.



The information under "Stock Performance Graphs and Cumulative Total Return" is not deemed to be "soliciting material" or "filed" with the SEC or subject to Regulation 14A or 14C, or to the liabilities of Section 18 of the Exchange Act and is not to be incorporated by reference in any filing of the Company under the Securities Act, or the Exchange Act, whether made before or after the date of this Annual Report on Form 10-K and irrespective of any general incorporation language in those filings.

Unregistered Sales of Equity Securities

None.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes included in Item 8 of this Report. This discussion contains forward-looking statements that involve risks and uncertainties. Factors that could cause or contribute to such differences include those identified below and those discussed in the section titled "Risk Factors" and other parts of this Report. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

We are an enterprise real estate technology company that provides a comprehensive management platform designed for property owners, managers and residents. Our suite of products and services, which includes cloud-based SaaS solutions many of which are enabled by smart building hardware, provide seamless visibility and control over real estate assets. Our platform can lower operating costs, increase revenues, mitigate operational friction and protect assets for owners and operators, while providing a differentiated, elevated living experience for residents.

Through Hub Devices, which integrate our enterprise software with third party smart devices, we enable the integration of our platform with third-party smart devices, our own hardware devices and other technology interfaces. We use an open-architecture, brand-agnostic approach that allows owners, operators, and residents to manage their smart home systems through a single connected interface. Our Smart Community solutions include software and devices that power (i) smart apartments and homes, (ii) access control for buildings, common areas, and rental units, (iii) community and resident WiFi, and other solutions such as asset protection and monitoring and self-guided tours. Our Smart Operations solutions include work order management, the automation of leasing and resident call handling, audit management, and the automation of the inspection process. We also have a professional services team that provides customers with training, installation, and support services.

SmartRent is a category leader in the enterprise smart home solutions industry. As of December 31, 2025, we had 890,870 Units Deployed (as defined below) and approximately 600 customers who either have an active subscription or have purchased any SmartRent product in the past twelve months, including many of the largest multifamily residential owners in the United States. As of December 31, 2025, we believe our customers owned an aggregate of approximately 6.6 million rental units. This represents approximately 13% of the United States market for institutionally owned multifamily rental units and single-family rental homes. In addition to multifamily residential owners, our customers include some of the leading single-family rental homeowners, homebuilders, and iBuyers in the United States.

Our Business Model

We generate revenue primarily from sales of smart home systems that enable property owners and property managers to have visibility and control over assets, while providing all-in-one home control offerings for residents. Our revenue is generated from: (1) the direct sale to our customers of hosted services from subscription fees collected from customers to provide Hosted Services including access controls, asset monitoring, and related services; (2) the sale and delivery of smart home devices, which generally consist of a Hub Device, door-locks, thermostats, sensors, and light switches; and (3) installation and implementation of smart home devices that enable our Hosted Services. Subscription arrangements have contractual terms ranging from one month to ten years and the weighted average length of our recurring revenue contracts is 3.9 years.

Key Factors Affecting Our Performance

We believe that our success is dependent on many factors, including those further discussed below. Our operating results and cash flows are dependent upon a number of opportunities, challenges and other factors, including our ability to grow our customer and installed base in a cost-effective manner, expand our hardware and hosted service offerings to generate increased revenue per Unit Deployed (as defined below), and provide high quality hardware products and hosted service applications to maximize revenue and improve the leverage of our business model. While these areas represent opportunities for us, they also represent challenges and risks that we must successfully address in order to operate our business.

Active Supply Chain Management

We continue to experience improvements in the challenges related to the global supply chain. In prior periods, the increased demand for electronics as a result of the COVID-19 pandemic, U.S. trade relations with China and certain other factors in recent periods led to a global shortage of semiconductors, including Z‑wave chips, which are a central component of our Hub Devices. Due to this shortage in prior periods, we experienced Hub Device production delays, which affected our ability to meet scheduled installations and facilitate customer upgrades to our higher-margin Hub Devices. We also experienced shortages and shipment delays related to components for access control systems and made-to-order specialty locks.

The incremental improvements in the global supply chain are evidenced by our reduction of backlogged Units Deployed for Access Control and made-to-order locks.

Earlier in 2025, the U.S. government announced tariffs on goods imported from various countries to the U.S. Countries subject to such tariffs have imposed or may in the future impose reciprocal or retaliatory tariffs and other trade measures. An increase in tariffs could have an adverse impact on our cost structure, supply chain, and broader economic environment.

Investing in Research and Development

Our performance is significantly dependent on the investments we make in research and development, including our ability to attract and retain highly skilled research and development personnel. We must continually develop and introduce innovative new software services and hardware products, and integrate with third-party products and services, mobile applications and other new offerings.

In June 2025, we introduced an AI-powered intelligence layer and enhanced energy management tools designed to empower operators. Our energy management tools are powered by real-time thermostat and device data, which can help operators identify energy waste and make smarter energy decisions without adopting new systems or undergoing extra training.

New Products, Features and Functionality

We are evolving our business into a more diverse platform with new products, features and functionality that enhance the value of our smart home operating system. We have introduced a number of SaaS product enhancements and features, including Answer Automation and Work Management solutions, that streamline property management operations. We have also introduced other in-home smart devices, and Smart Package Room, which is a smart package management solution that transforms package visibility, reduces labor demands, optimizes storage space and enhances resident satisfaction. Our Smart Operations Solutions enhance our overall platform offering and customer value proposition by providing a comprehensive one-stop platform that broadens our support of property operations, enhancing the experience for residents, property owners and managers. We offer an open-API architecture that enables third-party partner integrations, resulting in a multi-functional platform that enhances property management workflow efficiencies, empowers team productivity, elevates resident interactions, and improves resident living experiences. In the future, we intend to continue to release new products and solutions and enhance our existing products and solutions, and we expect that our operating results will be impacted by these releases.

Category Adoption and Market Growth

Our future growth depends in part on the continued consumer adoption of software and hardware products which improve the resident experience and the growth of this market. We need to deliver solutions that enhance the resident experience and deliver value to our customers, rental property owners and operators, as well as homebuilders and developers, by providing products and solutions designed to enhance visibility and control over assets while providing additional revenue opportunities. During the year ended December 31, 2024, we experienced headwinds to adoption as certain customers deferred capital expenditures, driven by broader macroeconomic conditions, which resulted in a decrease in Units Shipped and New Units Deployed. In addition, changes in our executive leadership and the structure of our sales organization have impacted sales and overall volumes.

Recent Developments

In June 2025, we announced the appointment of Frank Martell as President and Chief Executive Officer. Mr. Martell replaced John Dorman, who had been serving as Interim Chief Executive Officer and President. Mr. Dorman will continue to serve as our Board Chair.

Basis of Presentation

The consolidated financial statements and accompanying notes included elsewhere in this Report are prepared in accordance with GAAP.

Key Metrics

We regularly monitor a number of operating metrics in order to evaluate our operating performance, identify trends affecting our business, formulate business plans, measure our progress and make strategic decisions. Our key metrics are not based on any standardized industry methodology and are not necessarily calculated in the same manner or comparable to similarly titled measures presented by other companies. Similarly, our key metrics may differ from estimates published by third parties or from similarly titled metrics of our competitors due to differences in methodology. The numbers that we use to calculate our key metrics are based on internal data. While these numbers are based on what we believe to be reasonable judgments and estimates for the applicable period of measurement, there are inherent challenges in measuring such information. We regularly review and may adjust our processes for calculating our internal metrics to improve their accuracy.

Units Deployed and New Units Deployed

We define Units Deployed as the aggregate number of Hub Devices that have been installed (including customer self-installations) and have an active subscription as of a stated measurement date. We utilize the Units Deployed metric to assess the health of our business and measure the trajectory of our growth. We define New Units Deployed as the aggregate number of Hub Devices that were installed (including customer self-installations) and resulted in a new active subscription during a stated measurement period. Although our revenue is primarily driven by New Units Deployed and the number of Units Deployed, due to the expansion of our products and services that don't require a Hub Device, and Hub Device upgrades that do not result in net new active subscriptions, the correlation between New Units Deployed and revenue is not as strong as it was historically. Although the correlation has decreased, New Units Deployed is still an indicator of our ability to acquire new customers and expand our relationships with our current customers. As of December 31, 2025, 2024 and 2023, we had an aggregate of 890,870, 809,497 and 719,691 Units Deployed, respectively. For the years ended December 31, 2025, 2024 and 2023 we had 82,626, 89,806 and 172,495 New Units Deployed, respectively.

Units Shipped

We define Units Shipped as the aggregate number of Hub Devices that have been shipped to customers during a stated measurement period. Units Shipped is used to assess the trajectory of our growth and is an indicator of our ability to acquire new customers and expand our relationships with our current customers. However, we caution that Units Shipped also includes Hub Devices for upgrades and out of warranty replacements and may not be an indicator of New Units Deployed in future periods. For the years ended December 31, 2025, 2024 and 2023 we had 110,011, 169,476 and 226,722 Units Shipped, respectively.

Units Booked

We define Units Booked as the aggregate number of Hub Device units subject to binding orders executed during a stated measurement period that will result in a New Unit Deployed. We utilize the concept of Units Booked to measure estimated near-term resource demand and the resulting approximate range of post-delivery revenue that we will earn and record. Units Booked represent binding orders only. For the years ended December 31, 2025, 2024 and 2023 there were 90,243, 121,670 and 173,195 Units Booked, respectively. For the years ended December 31, 2025 and 2024, ARR (as defined below) related to Units Booked was $9,102 and 8,410, respectively.

Bookings

We define Bookings as the contract value of hardware, professional services, and the first year of ARR for binding orders executed during a stated measurement period, including renewals and upgrades. We utilize Bookings to measure revenue expected to be earned in future periods from orders contracted during the current period. For the years ended December 31, 2025, 2024 and 2023 Bookings were $115,650, $133,836 and $158,453, respectively.

SaaS Revenue

We define SaaS Revenue as subscription revenue from fees paid by customers for access to one or more of SmartRent's software applications, including access controls, asset monitoring and related services, and our Community WiFi solution. We believe that SaaS Revenue growth demonstrates our ability to acquire new customers and to maintain and expand our relationships with existing customers. More specifically, we monitor our SaaS Revenue to assess the general health and trajectory of our Hosted Services business. Arrangements with customers do not provide the customer with the right to take possession of SmartRent's software at any time. Customers are granted continuous access to the services over the contractual period. As of December 31, 2025, approximately 34% of our ARR had prepaid payment terms. We believe that our customer base is inherently sticky given the barriers to entry associated with rolling out an integrated enterprise solution across a portfolio of rental units. For the years ended December 31, 2025, 2024 and 2023, we generated SaaS Revenue of $57.8 million, $51.6 million and $41.1 million, respectively.

Annual Recurring Revenue

We define Annual Recurring Revenue ("ARR") as the annualized value of our SaaS Revenue earned in the current quarter, which we calculate by taking the total amount of SaaS Revenue in the current quarter and multiplying that amount by four. We believe that ARR growth demonstrates our ability to acquire new customers and to maintain and expand our relationships with existing customers. More specifically, we monitor our ARR to assess the general health and trajectory of our Hosted Services business. As of December 31, 2025, 2024 and 2023, ARR was approximately $61.6 million, $54.4 million and $46.2 million, respectively.

Hardware Average Revenue per Unit ("ARPU"), Professional Services ARPU, SaaS ARPU, and Units Booked SaaS ARPU

We define Hardware ARPU as total hardware revenue during a given period divided by the total Units Shipped during the same period. Hardware ARPU is used to evaluate the effectiveness of our hardware pricing and assess our ability to market and sell our hardware offerings. For the years ended December 31, 2025, 2024 and 2023, Hardware ARPU was $527, $489 and $605, respectively.

We define Professional Services ARPU as total professional services revenue during a given period divided by the total New Units Deployed, excluding customer self-installations, during the same period. Professional Services ARPU is used to assess our ability to effectively price our installation services. During the year ended December 31, 2024, we updated the denominator of the calculation to exclude self-installations as self-installations don't materially contribute to professional services revenue. For the years ended December 31, 2025, 2024 and 2023, Professional Services ARPU was $413, $344 and $255, respectively, per the new definition of Professional Services ARPU. Under the previous definition, Professional Services ARPU was $256, $209 and $206 for the years ended December 31, 2025, 2024 and 2023, respectively.

We define SaaS ARPU as total SaaS Revenue during a given period divided by the average aggregate Units Deployed in the same period divided by the number of months in the period. Average aggregate Units Deployed is calculated as the Units Deployed as of the current period plus the Units Deployed as of the previous period divided by two. SaaS ARPU is used to evaluate the effectiveness of our SaaS pricing and assess our ability to market and sell our various software solutions. For the years ended December 31, 2025, 2024 and 2023, SaaS ARPU was $5.67, $5.63 and $5.40, respectively.

We define Units Booked SaaS ARPU as the first year ARR for binding orders with Units Booked executed during the stated measurement period divided by the total Units Booked in the same period divided by the number of months in the period. Units Booked SaaS ARPU is used to evaluate the effectiveness of our SaaS pricing and assess our ability to market and sell our various software solutions for orders executed during the period. For the years ended December 31, 2025, 2024 and 2023, Units Booked SaaS ARPU was $8.40, $6.44 and $8.32, respectively.

Customer Churn

We define Customer Churn as cancelled deployed units during the measurement period divided by Units Deployed as of the beginning of the measurement period. Cancelled deployed units are the previous Units Deployed that have been cancelled during the same measurement period in which a customer cancels all product subscriptions. Our Hosted Services growth is driven by our ability to retain our customers and minimize Customer Churn. Our Customer Churn for our Smart Communities Solutions is 0.15% for the year ended December 31, 2025 compared to 0.07% and 0.02% for the years ended December 31, 2024 and 2023, respectively.

Property Net Revenue Retention

We define Property Net Revenue Retention as SaaS Revenue at the end of the current period related to properties which had SaaS Revenue at the end of the same period in the prior year, divided by SaaS Revenue at the end of the same period in the prior year for those same properties. Property Net Revenue Retention includes additions to revenue from price increases on existing products, additions of new products at existing properties and transfers of ownership, offset by any reductions in revenue caused by cancellations or downgrades. Property Net Revenue Retention was 108% as of December 31, 2025 compared to 101% as of December 31, 2024 and 105% as of December 31, 2023.

Customer Net Revenue Retention

We define Customer Net Revenue Retention as SaaS Revenue at the end of the current period related to customers which had SaaS Revenue at the end of the same period in the prior year, divided by SaaS Revenue at the end of the same period in the prior year for those same customers. A customer with SaaS Revenue is defined as an entity that has an active subscription during the stated period. Customer Net Revenue Retention includes additions to revenue from transfers of ownership, price increases on existing products and additions of new products at existing properties, offset by any reductions in revenue caused by cancellations or downgrades. Customer Net Revenue Retention was 110% as of December 31, 2025 compared to 111% as of December 31, 2024.

The table below summarizes our key metrics.

	Years ended December 31,				
	2025		**2024**		**Change %**
Hardware					
Hardware Units Shipped		110,011		169,476	(35)%
Hardware ARPU	$	527	$	489	8%
Professional Services					
New Units Deployed		82,626		89,806	(8)%
Professional services ARPU	$	413	$	344	20%
Hosted Services					
Units Deployed		890,870		809,497	10%
Average aggregate units deployed		850,184		764,594	11%
SaaS ARPU	$	5.67	$	5.63	1%
Bookings					
Units Booked		90,243		121,670	(26)%
Bookings (in thousands)	$	115,650	$	133,836	(14)%
Units Booked SaaS ARPU	$	8.40	$	6.44	30%

Components of Results of Operations

Revenue

We generate revenue primarily from sales of systems that consist of hardware devices, professional installation services and Hosted Services enabling property owners and property managers to have visibility and control over assets, while providing all-in-one home control offerings for residents. We record revenue as earned when control of these products and services is transferred to the customer in an amount that reflects the consideration we expect to collect for those products and services. The table below summarizes our revenue by solution.

SmartRent Solutions	For the years ended December 31,											
	2025				2024				2023			
	(dollars in thousands)											
	Hardware	Professional Services	Hosted Services[1]	Total 2025	Hardware	Professional Services	Hosted Services[1]	Total 2024	Hardware	Professional Services	Hosted Services[1]	Total 2023
Smart Communities Solutions												
Smart Apartments	$52,833	$18,207	$56,473	$127,513	$74,754	$13,095	$57,335	$145,184	$130,894	$30,546	$49,696	$211,135
Access Control	3,485	1,685	2,267	7,437	3,791	2,378	1,722	7,891	3,607	3,527	912	8,047
Community WiFi	71	451	770	1,292	287	1,041	701	2,029	395	996	688	2,078
Other	1,584	790	3,051	5,425	4,012	2,289	2,100	8,401	2,305	404	1,534	4,243
Smart Operations Solutions	-	-	10,659	10,659	-	-	11,380	11,380	-	-	11,334	11,334
Total Revenue	$57,973	$21,133	$73,220	$152,326	$82,844	$18,803	$73,238	$174,885	$137,201	$35,473	$64,164	$236,838

(1) For the years ended December 31, 2025, 2024, and 2023, Hosted services revenue for our Smart Apartments solution included hub amortization revenue of $15,396, $21,600, and $23,096, respectively.

Hardware Revenue

We generate revenue from the direct sale to our customers of hardware smart home devices, which devices generally consist of a Hub Device, door-locks, thermostats, sensors, and light switches. These hardware devices provide features that function independently without subscription to our software, and the performance obligation for hardware revenue is considered satisfied and revenue is recognized at a point in time when the hardware device is shipped to the customer. Certain previous versions of our Hub Devices do not function independently without the subscription, and therefore, the revenue for those Hub Devices is recognized in Hosted Services revenue. We generally provide a one-year warranty period on hardware devices that are delivered and installed. We record the cost of the warranty as a component of cost of hardware revenue.

Professional Services Revenue

We generate professional services revenue from installing smart home hardware devices, which does not result in significant customization of the installed products and is generally performed over a period ranging from two to four weeks. Installations can be performed by our employees, can be contracted out to a third party with our employees managing the engagement, or can be performed by the customer. Professional services contracts are generally performed on a fixed-price basis and revenue is recognized over the period in which installations are completed.

Hosted Services Revenue

We generate hosted services revenue from (1) the direct sale to our customers of hosted services from subscription fees collected from customers to provide access to one or more of our software applications including access controls, asset monitoring, WiFi, and related services ("Hosted Services") and (2) the amortization of non-distinct Hub Devices. These subscription arrangements have contractual terms ranging from one month to ten years and include recurring fixed plan subscription fees. The weighted average length of our recurring revenue contracts is 3.9 years. Our arrangements do not provide the customer with the right to take possession of our software at any time. Customers are granted continuous access to the services over the contractual period. Accordingly, fees collected for subscription services are recognized on a straight-line basis over the contract term beginning on the date the subscription service is made available to the customer.

We sold certain Hub Devices, which only function with the subscription to our software applications and related hosting services ("non-distinct Hub Devices"). We consider those devices and hosting services subscription as a single performance obligation, and therefore we defer the recognition of revenue for those devices that are sold with application subscriptions. The estimated average in-service life of those devices is four years. When a Hub Device without independent functionality is included in a contract that does not require a long-term service commitment, the customer obtains a material right to renew the service because purchasing a new device is not required upon renewal. If a contract contains a material right, proceeds are allocated to the material right and recognized over the period of benefit, which is generally four years. We do not expect to deploy any more non-distinct Hub Devices.

Cost of Revenue

Cost of revenue consists primarily of direct costs of products and services together with the indirect cost of estimated warranty expense and customer care and support over the life of the service arrangement. We expect the cost of revenue to increase in absolute dollars in future periods commensurate with increases in revenue. We record any change to cost of job performance and job conditions in the period during which the revision is identified.

Hardware

Cost of hardware revenue consists primarily of direct costs of products, Hub Devices, hardware devices and supplies purchased from third-party providers, shipping costs, warehouse facility (including depreciation and amortization of capitalized assets and right-of-use assets) and infrastructure costs, personnel-related costs associated with the procurement and distribution of our products and estimated warranty expenses together with the indirect cost of customer care and support. We expect an increase in cost of hardware revenue in absolute dollars in future periods commensurate with increases in revenue.

Tariffs imposed by the U.S. government since 2019, especially with respect to China, have subjected certain SmartRent products manufactured overseas to additional import duties. The amount of the import tariff has changed numerous times based on actions by the U.S. government. The U.S. government has implemented and threatened further increases to tariffs in 2025 on imports from countries such as Canada, Mexico and China. Such actions may increase our cost of hardware revenue and reduce our hardware revenue margins in the future. We continue to monitor and evaluate changes in policy impacting global trade, including tariff regulations.

Professional Services

Cost of professional services revenue consists primarily of direct costs related to personnel-related expenses for installation and supervision of installation services, general contractor expenses and travel expenses associated with installation of our products, and indirect costs that are also primarily personnel-related expenses in connection with training of and ongoing support for customers and residents.

Hosted Services

Cost of Hosted Services revenue consists primarily of the amortization of the direct costs of certain Hub Devices consistent with the revenue recognition period noted above in "Hosted Services Revenue" and infrastructure costs associated with providing our software applications together with the indirect cost of customer care and support over the life of the service arrangement. In future periods, we expect the cost of Hosted Services revenue to increase in absolute dollars at a rate that is lower than the corresponding increase in Hosted Services revenue.

Operating Expenses

Research and Development

Research and development expenses consist primarily of personnel-related costs directly associated with our research and development activities. Our research and development efforts are focused on enhancing and developing additional functionality for our existing products and on new product development. We account for the cost of research and development by capitalizing qualifying costs, which are incurred during the product development stage, and amortizing those costs over the product's estimated useful life, which generally ranges from three to five years depending on the type of application. Costs incurred and capitalized during the product development stage generally include the costs of software configuration, coding, and testing. Such costs primarily include payroll and payroll-related expenses for employees directly involved in the product development. We expense preliminary evaluation costs as they are incurred before technological feasibility is achieved, as well as post development implementation and operation costs, such as training, maintenance and minor upgrades. We begin amortizing capitalized costs when a project is ready for its intended use, and we periodically reassess the estimated useful life of a project considering the effects of obsolescence, technology, competition and other economic factors which may result in a shorter remaining life. We believe our research and development costs will increase in absolute dollars as we increase our investment in product development to broaden the capabilities of our solutions and introduce new products and features.

Sales and Marketing Expenses

Our sales and marketing expenses consist of costs directly associated with our sales and marketing activities, which primarily include personnel-related costs, sales commissions, marketing programs, trade shows, and promotional materials. Our sales and marketing expenses may increase over time as we hire additional sales and marketing personnel, increase our lead generation activities, grow our operations, and continue to build brand awareness.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related costs associated with our general and administrative organization, professional fees for legal, accounting and other consulting services, office facility, insurance, information technology costs, legal settlements, and expenses incurred as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC and stock exchange listing requirements, additional insurance expense, investor relations activities and other administrative and professional services. We may also increase the size of our general and administrative staff in order to support the growth of our business but at a rate that is lower than the corresponding increase in total revenue.

Impairment Charge

Impairment charge consists of goodwill impairment. See Note 2 - Significant Accounting Policies for more information.

Other Income/Expenses

Other income/expenses consist primarily of interest income, net of interest expense, foreign currency transaction gains and losses, and other income related to the operations of foreign subsidiaries. Interest expense is recorded in connection with our various debt facilities. Foreign currency transaction gains and losses relate to the impact of transactions denominated in a foreign currency other than the U.S. dollar. If we continue to expand our international operations, our exposure to fluctuations in foreign currencies has increased, which we expect to continue.

Provision for Income Taxes

The income tax expense on the Consolidated Statement of Operations and Comprehensive Loss is primarily related to state minimum and franchise taxes. We have established a full valuation allowance for net deferred U.S. federal and state tax assets, including net operating loss carryforwards. We expect to maintain this valuation allowance until it becomes more likely than not that the benefit of our federal and state deferred tax assets will be realized in future periods. We believe that we have established an adequate allowance for our uncertain tax positions, although we can provide no assurance that the final outcome of these matters will not be materially different. To the extent that the final outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made.

Results of Operations for the Years Ended December 31, 2025, 2024 and 2023

The results of operations presented below should be reviewed together with the consolidated financial statements and notes included elsewhere in this Report. The following table summarizes our historical consolidated results of operations data for the periods presented. The period-to-period comparison of operating results is not necessarily indicative of results for future periods. All dollars are in thousands unless otherwise stated.

For comparison of the fiscal years ended December 31, 2024 and 2023, refer to Part II, Item 7 "Management's discussion and analysis of financial condition and results of operations" on Form 10-K for our fiscal year ended December 31, 2024 filed with the SEC on March 5, 2025, under the subheading "Comparison of the years ended December 31, 2024 and 2023".

	Years ended December 31,			2025 vs 2024 Change		2024 vs 2023 Change	
	2025	**2024**	**2023**	**$**	**%**	**$**	**%**
	(dollars in thousands)						
Revenue							
Hardware	$ 57,973	$ 82,844	$ 137,201	$ (24,871)	(30)%	$ (54,357)	(40)%
Professional services	21,133	18,803	35,473	2,330	12%	(16,670)	(47)%
Hosted services	73,220	73,238	64,164	(18)	(0)%	9,074	14%
Total revenue	152,326	174,885	236,838	(22,559)	(13)%	(61,953)	(26)%
Cost of revenue							
Hardware	52,829	58,833	108,780	(6,004)	(10)%	(49,947)	(46)%
Professional services	26,167	31,160	55,495	(4,993)	(16)%	(24,335)	(44)%
Hosted services	23,461	24,554	23,034	(1,093)	(4)%	1,520	7%
Total cost of revenue	102,457	114,547	187,309	(12,090)	(11)%	(72,762)	(39)%
Operating expense							
Research and development	26,224	29,369	28,805	(3,145)	(11)%	564	2%
Sales and marketing	19,451	18,446	19,209	1,005	5%	(763)	(4)%
General and administrative	43,241	54,295	44,674	(11,054)	(20)%	9,621	22%
Total operating expenses	88,916	102,110	92,688	(13,194)	(13)%	9,422	10%
Impairment charge	24,929	-	-	24,929	100%	-	0%
Loss from operations	(63,976)	(41,772)	(43,159)	(22,204)	(53)%	1,387	3%
Other income (expense)							
Interest income	4,299	8,642	8,977	(4,343)	(50)%	(335)	(4)%
Interest expense	(378)	(400)	(397)	22	6%	(3)	(1)%
Other (expense) income, net	(462)	154	(116)	(616)	(400)%	270	233%
Loss before income taxes	(60,517)	(33,376)	(34,695)	(27,141)	(81)%	1,319	4%
Income tax expense (benefit)	41	267	(108)	226	85%	(375)	(347)%
Net Loss	$ (60,558)	$ (33,643)	$ (34,587)	$ (26,915)	(80)%	$ 944	3%

Comparison of the years ended December 31, 2025 and 2024

Revenue

	Years ended December 31,		Change $	Change %
	2025	**2024**		
	(dollars in thousands)			
Revenue				
Hardware	$ 57,973	$ 82,844	$ (24,871)	(30)%
Professional services	21,133	18,803	2,330	12%
Hosted services	73,220	73,238	(18)	(0)%
Total revenue	$ 152,326	$ 174,885	$ (22,559)	(13)%

Total revenue decreased by $22.6 million, or 13%, to $152.3 million for the year ended December 31, 2025, from $174.9 million for the year ended December 31, 2024. The decrease was primarily driven by a 35% decrease in Units Shipped to 110,011 for the year ended December 31, 2025 from 169,476 for the year ended December 31, 2024, an 8% decrease in New Units Deployed to 82,626 for the year ended December 31, 2025 from 89,806 for the year ended December 31, 2024, and a $6.2 million decrease in hub amortization, partially offset by a 20% increase in Professional Services ARPU to $413 for the year ended December 31, 2025 from $344 for the year ended December 31, 2024. The decrease in Units Shipped is primarily attributable to our decision to discontinue bulk hardware shipments. In addition, changes in leadership and the structure of our sales organization have adversely impacted sales and overall volumes.

Hardware revenue decreased by approximately $24.8 million, or 30%, to $58.0 million for the year ended December 31, 2025, from $82.8 million for the year ended December 31, 2024. This decrease in hardware revenue was driven by a 35% decrease in Units Shipped to 110,011 for the year ended December 31, 2025 from 169,476 for the year ended December 31, 2024.

Professional services revenue increased by $2.3 million, or 12%, to $21.1 million for year ended December 31, 2025, from $18.8 million for the year ended December 31, 2024. The increase in professional services revenue was primarily driven by a 20% increase in Professional services ARPU to $413 for the year ended December 31, 2025 from $344 for the year ended December 31, 2024. The increase in ARPU was partially offset by an 8% decrease in New Units Deployed to 82,626 units for the year ended December 31, 2025 from 89,806 units for the year ended December 31, 2024.

Hosted Services revenue was flat at $73.2 million for the years ended December 31, 2025 and December 31, 2024. Of the $73.2 million revenue in 2025, $57.8 million is related to SaaS Revenue and $15.4 million is related to hub amortization. Revenue from SaaS increased by $6.2 million, or 12%, and revenue from hub amortization decreased by $6.2 million from the year ended December 31, 2024 to the year ended December 31, 2025. The increase in SaaS revenue resulted primarily from a 10% increase in the aggregate number of Units Deployed from 809,497 units at December 31, 2024 to 890,870 units at December 31, 2025.

We don't expect to deploy any more non-distinct Hub Devices, thus, the revenue contribution from hub amortization should continue to decrease in future periods until the non-distinct Hub Devices are fully amortized. As noted above, revenue from hub amortization decreased by $6.2 million from the year ended December 31, 2024 to the year ended December 31, 2025. In the year ending December 31, 2026, hub amortization is expected to further decrease by $10.6 million. The table below shows the expected revenue contribution from hub amortization.

	2026	2027
	(dollars in thousands)	
Revenue contribution from hub amortization		
Q1	$ 2,044	$ 154
Q2	1,447	51
Q3	882	17
Q4	404	6
Total	$ 4,777	$ 228

Cost of Revenue

	Years ended December 31,		Change $	Change %
	2025	2024		
	(dollars in thousands)			
Cost of revenue				
Hardware	$ 52,829	$ 58,833	$ (6,004)	(10)%
Professional services	26,167	31,160	(4,993)	(16)%
Hosted services	23,461	24,554	(1,093)	(4)%
Total cost of revenue	$ 102,457	$ 114,547	$ (12,090)	(11)%

Total cost of revenue decreased by $12.1 million, or 11%, to approximately $102.4 million for the year ended December 31, 2025, from $114.5 million for the year ended December 31, 2024. The decrease in cost of revenue resulted primarily from a 35% decrease in Units Shipped, an 8% decrease in New Units Deployed and a 27% decrease in hub amortization.

Hardware cost of revenue decreased by approximately $6.0 million, or 10%, to $52.8 million for the year ended December 31, 2025, from $58.8 million for the year ended December 31, 2024. This decrease in hardware cost of revenue was primarily attributable to a 35% decrease in Units Shipped, partially offset by an unfavorable product mix related to doorbells and inventory write-offs in connection with sunsetting our parking management solution.

Professional services cost of revenue decreased by $5.0 million, or 16%, to $26.2 million for the year ended December 31, 2025, from $31.2 million for the year ended December 31, 2024. The decrease in professional services cost of revenue is primarily attributable to a decrease of $3.3 million in personnel-related costs and travel and a $1.6 million decrease in third-party contractors driven by an 8% decrease in New Units Deployed.

Hosted Services cost of revenue decreased by $1.1 million, or 4%, to $23.5 million for the year ended December 31, 2025, from $24.6 million for the year ended December 31, 2024. The decrease resulted from a $3.0 million decrease in hub amortization partially offset by an increase in capitalized software amortization costs of $1.2 million due to the completion of projects related to internal processes that drive efficiencies and customer-facing enhancements. These increases were primarily driven by a 10% increase in the aggregate number of Units Deployed resulting in a greater number of active subscriptions for our software service applications.

Operating Expenses

| | Years ended December 31, | | Change | Change |
| | 2025 | 2024 | $ | % |
	(dollars in thousands)			
Research and development	$ 26,224	$ 29,369	$ (3,145)	(11)%
Sales and marketing	19,451	18,446	1,005	5%
General and administrative	43,241	54,295	(11,054)	(20)%

Research and development expenses decreased by $3.1 million, or 11%, to $26.2 million for the year ended December 31, 2025, from $29.4 million for the year ended December 31, 2024, primarily related to a decrease of $2.0 million in personnel-related expenses and $1.0 in stock compensation.

Sales and marketing expenses increased by $1.0 million, or 5%, to approximately $19.4 million for the year ended December 31, 2025 from $18.4 million for the year ended December 31, 2024, resulting primarily from an increase of $1.0 million in third party consultants. We believe our sales and marketing expenses will increase in future periods as we continue to invest in building a scalable sales team, which began with hiring our Chief Revenue Officer in September 2024.

For the year ended December 31, 2025, general and administrative expenses decreased by $11.1 million, or 20%, to $43.2 million, from $54.3 million for the year ended December 31, 2024, resulting primarily from a $6.8 million decrease in legal fees and settlements, a $2.5 million decrease in severance, a $2.3 million decrease related to the impairment of an investment in a non-affiliate in the prior year, and a $0.8 million decrease in business insurance, partially offset by a $2.6 million increase in personnel-related expenses.

Goodwill Impairment Charge

| | Years ended December 31, | | Change | Change |
| | 2025 | 2024 | $ | % |
	(dollars in thousands)			
Impairment charge	$ 24,929	$ -	$ 24,929	100%

During the year ended December 31, 2025, we identified certain indicators of impairment, which resulted in a goodwill impairment charge of $24.9 million. See Note 2 - Significant Accounting Policies for additional information.

Other Income

| | Years ended December 31, | | Change | Change |
| | 2025 | 2024 | $ | % |
	(dollars in thousands)			
Interest income	$ 4,299	$ 8,642	$ (4,343)	(50)%
Interest expense	(378)	(400)	22	6%
Other (expense) income, net	(462)	154	(616)	(400)%

Interest income decreased by $4.3 million to $4.3 million for the year ended December 31, 2025, from $8.6 million for the year ended December 31, 2024. The decrease in net interest income is primarily attributable to a lower cash balance on which we're earning interest, and a decrease in interest rates throughout the year.

Interest expense was flat at $0.4 million for the years ended December 31, 2025 and 2024.

Other (expense) income, net decreased by $0.6 million to approximately $(0.4) million for the year ended December 31, 2025, from $0.2 million for the year ended December 31, 2024. The decrease in other (expense) income, net is primarily attributable to an increase in legal settlement expenses of $0.5 million.

Income Taxes

	Years ended December 31,		Change $	Change %
	2025	2024		
	(dollars in thousands)			
Loss before income taxes	$ (60,517)	$ (33,376)	$ (27,141)	(81)%
Income tax expense (benefit)	41	267	(226)	(85)%

We provided a full valuation allowance on our net U.S. federal and state deferred tax assets as of December 31, 2025, and December 31, 2024. As of December 31, 2025, we had $252.9 million of U.S. federal and $246.0 million of state gross net operating loss carryforwards available to reduce future taxable income, which will be carried forward indefinitely for U.S. federal tax purposes and will expire between 2032 and 2045 for state tax purposes. The income tax expense is related to the federal, state, and international taxes payable offset by a change in the valuation allowance.

On July 4, 2025, the OBBBA was enacted in the U.S. The OBBBA includes significant provisions, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act of 2017, modifications to the international tax framework and the restoration of favorable tax treatment for certain business provisions. The legislation has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. We have benefited from the restoration of 100% bonus depreciation and the favorable treatment of research and development expenditures under Section 174 enacted by the OBBBA, and the effects of the legislation have been reflected in our income tax provision.

Non-GAAP Financial Measures

To supplement the consolidated financial statements, which are prepared and presented in accordance with GAAP, we present EBITDA and Adjusted EBITDA, described below, as non-GAAP measures. We believe the presentation of both GAAP and non-GAAP financial measures provides investors with increased transparency into financial measures used by our management team and improves investors' understanding of our underlying operating performance and their ability to analyze our ongoing operating trends.

All historic non-GAAP financial measures have been reconciled with the most directly comparable GAAP financial measures - these non-GAAP financial measures are not intended to supersede or replace our GAAP results.

We define EBITDA as net income (loss) computed in accordance with GAAP before interest income, net, income tax expense (benefit) and depreciation and amortization.

We define Adjusted EBITDA as EBITDA before expenses related to non-recurring legal matters, stock-based compensation, impairment of investment in a non-affiliate, goodwill impairment, inventory write-off, non-employee warrant expense, non-recurring warranty provisions, compensation expense in connection with acquisitions, other acquisition expenses, and other expenses caused by non-recurring, or unusual, events that are not indicative of our ongoing business.

Our management uses EBITDA and Adjusted EBITDA to assess our financial and operating performance, and we believe these measures are helpful to management and external users in understanding our performance. EBITDA and Adjusted EBITDA help management identify controllable cash expenses and make decisions designed to help us meet our identified financial and operational goals and to optimize our financial performance, while neutralizing the impact of some expenses included in our operating results caused by external influences over which management has little or no control and by non-recurring, or unusual, events that might otherwise mask trends in our performance. Accordingly, we believe these metrics measure our financial performance based on operational factors that management can impact in the short-term, namely our cost structure and expenses.

We believe that the presentation of EBITDA and Adjusted EBITDA provides information useful to investors in assessing our results of operations. The GAAP measure most directly comparable to EBITDA and Adjusted EBITDA is net income (loss). EBITDA and Adjusted EBITDA are not used as measures of our liquidity and should not be considered alternatives to net income (loss) or any other measure of financial performance presented in accordance with GAAP. Our EBITDA and Adjusted EBITDA may not be comparable to the EBITDA and Adjusted EBITDA of other companies due to the fact that not all companies use the same definitions of EBITDA and Adjusted EBITDA. Accordingly, there can be no assurance that our basis for computing these non-GAAP measures is comparable with that of other companies.

The following table presents a reconciliation of net loss (as determined in accordance with GAAP) to EBITDA and Adjusted EBITDA for each of the periods indicated.

		For the years ended December 31,				
		2025		2024		2023
		(dollars in thousands)				
Net loss	$	(60,558)	$	(33,643)	$	(34,587)
Interest income, net		(3,921)		(8,242)		(8,580)
Income tax expense (benefit)		41		267		(108)
Depreciation and amortization		8,430		6,495		5,533
EBITDA		(56,008)		(35,123)		(37,742)
Legal matters[1]		1,892		8,325		-
Stock-based compensation		8,779		10,766		13,271
Impairment of investment in non-affiliate		-		2,250		-
Goodwill impairment[2]		24,929		-		-
Inventory write-off[3]		1,794		-		-
Non-employee warrant expense		-		-		(193)
Non-recurring warranty provision		(500)		291		1,746
Compensation expense in connection with acquisitions		-		-		2,010
Other acquisition expenses		(231)		(725)		651
Other non-operating expenses[4]		2,912		4,334		1,070
Adjusted EBITDA	$	(16,433)	$	(9,882)	$	(19,187)

(1) Refer to Note 12 "Commitments and Contingencies".
(2) Refer to Note 2 "Significant Accounting Policies".
(3) Inventory write-offs related to the sunsetting of our parking management solution.
(4) During the year ended December 31, 2025 other non-operating expenses includes severance expense of $2,211. During the year ended December 31, 2024, other non-operating expenses includes $3,183 of severance expense and $1,065 of CEO transition expenses. During the year ended December 31, 2023, other non-operating expenses includes $1,070 of severance expense. Severance expenses were primarily related to executive departures and other staff terminations that are not reflective of our ongoing operating results.

Liquidity and Capital Resources

Sources of Liquidity

As of December 31, 2025, we had cash and cash equivalents of $104.6 million, which were held for working capital and general corporate purposes. Our cash equivalents are comprised primarily of money market funds. To date, our principal sources of liquidity have been the net proceeds received as a result of the Business Combination, and payments collected from sales to our customers.

Debt Issuances

In December 2021, we entered into a $75.0 million senior secured revolving credit facility with a five-year term (the "Senior Revolving Facility"). Interest rates for draws upon the Senior Revolving Facility are determined by whether we elect a secured overnight financing rate loan ("SOFR Loan") or alternate base rate loan ("ABR Loan"). For SOFR Loans, the interest rate is based upon the forward-looking term rate based on SOFR as published by the CME Group Benchmark Administration Limited (CBA) plus 0.10%, subject to a floor of 0.00%, plus an applicable margin. For ABR Loans, the interest rate is based upon the highest of (i) the Prime Rate, (ii) the Federal Funds Effective Rate plus 0.50%, or (iii) 3.25%, plus an applicable margin. As of December 31, 2025, the applicable margins for SOFR Loans and ABR Loans under the Senior Revolving Facility were 1.75% and (0.50%), respectively. The Senior Revolving Facility is secured by substantially all of our assets and guaranteed by each of our material domestic subsidiaries.

We believe that our current cash, cash equivalents, available borrowing capacity under the Senior Revolving Facility, and cash raised in the Business Combination will be sufficient to fund our operations for at least the next 12 months beyond the issuance date of this Report. Our future capital requirements, however, will depend on many factors, including our sales volume, the expansion of sales and marketing activities, and market adoption of our new and enhanced products and features. We may in the future enter into arrangements to acquire or invest in complementary businesses, services, and technologies, including intellectual property rights. From time to time, we may seek to raise additional funds through equity and debt. If we are unable to raise additional capital when desired and on reasonable terms, our business, results of operations, and financial condition may be adversely affected.

Stock Repurchase Program

In March 2024, the Board authorized a stock repurchase program pursuant to which we may repurchase up to $50 million of our Class A common stock. Repurchases under the program may be made from time to time through open market purchases or through privately negotiated transactions subject to market conditions, applicable legal requirements and other relevant factors. The repurchase program does not obligate us to acquire any particular amount of our Class A common stock and may be suspended at any time at our discretion. The timing and number of shares repurchased will depend on a variety of factors, including the stock price, business and market conditions, corporate and regulatory requirements, alternative investment opportunities, acquisition opportunities, and other factors.

During the year ended December 31, 2025, we repurchased 5.1 million shares of our Class A common stock under the stock repurchase program at an average price of approximately $0.96 per share for a total of $4.9 million. As of December 31, 2025, approximately $16.8 million remained available for stock repurchases pursuant to our stock repurchase program.

During the year ended December 31, 2024, we repurchased 15.2 million shares of our Class A common stock under the stock repurchase program at an average price of approximately $1.89 per share for a total of $28.6 million. As of December 31, 2024, approximately $21.6 million remained available for stock repurchases pursuant to our stock repurchase program.

Cash Flow Summary - Years Ended December 31, 2025, 2024 and 2023

The following table summarizes our cash flows for the periods presented.

	Years ended December 31,				
	2025		**2024**		**2023**
	(dollars in thousands)				
Net cash (used in) provided by					
Operating activities	$	(21,575)	$	(32,913)	$	5,981
Investing activities		(8,625)		(7,599)		(6,023)
Financing activities		(7,444)		(32,962)		(1,905)

Operating Activities

For the year ended December 31, 2025, our operating activities used $21.6 million in cash resulting primarily from our net loss of $60.6 million and $6.8 million used in changes in our operating assets and liabilities, partially offset by approximately $45.8 million provided by non-cash expenses. Changes in our operating assets and liabilities primarily resulted from a $31.7 million decrease in deferred revenue and an $11.3 million decrease in accrued expenses and other liabilities, partially offset by a $12.9 million decrease in accounts receivable, $8.6 million decrease in deferred cost of revenue, a $6.6 million decrease in prepaid expenses and other assets, a $4.5 million decrease in inventory and a $4.2 million increase in accounts payable. Non-cash expenses consisted primarily of goodwill impairment of $24.9 million - refer to Note 2 Significant Accounting Policies, stock compensation of $8.8 million, depreciation and amortization of $8.4 million and provision for excess and obsolete inventory of $4.2 million.

For the year ended December 31, 2024, our operating activities used $32.9 million in cash resulting primarily from our net loss of $33.6 million and $28.4 million used in changes in our operating assets and liabilities, partially offset by approximately $29.1 million provided by non-cash expenses. Changes in our operating assets and liabilities primarily resulted from a $35.5 million decrease in deferred revenue, an $6.4 million decrease in accounts payable, and a $0.7 million decrease in accrued expenses and other liabilities, partially offset by an $11.2 million decrease in deferred cost of revenue and a $4.5 million decrease in prepaid expenses and other assets. Non-cash expenses consisted primarily of stock-based compensation of $12.1 million, non-cash legal expenses of $5.0 million, in which the Company agreed to settle a legal dispute with a supplier by returning $5.0 million of inventory, depreciation and amortization of $6.5 million, provision for excess and obsolete inventory of $2.6 million and impairment of investment in non-affiliate of $2.3 million.

For the year ended December 31, 2023, our operating activities resulted in net proceeds of $6.0 million in cash resulting primarily from $27.8 million provided by non-cash expenses and $12.8 million provided by changes in our operating assets and liabilities, partially offset by our net loss of $34.6 million. Non-cash expenses consisted primarily of stock-based compensation of $13.3 million, depreciation and amortization of $5.5 million, compensation expense related to acquisitions of $2.1 million, and provision for excess and obsolete inventory of $2.5 million. Changes in our operating assets and liabilities primarily resulted from a $31.7 million decrease in inventory and a $13.0 million decrease in deferred cost of revenue, partially offset by a $16.8 million decrease in deferred revenue and an $11.0 million decrease in accrued expenses and other liabilities.

Investing Activities

For the year ended December 31, 2025, we used $8.6 million of cash for investing activities, resulting primarily from cash paid of $5.1 million for capitalized internal-use software development costs and $3.6 million for the purchase of property and equipment, including $3.3 million related to tenant improvements at our Phoenix office headquarters.

For the year ended December 31, 2024, we used $7.6 million of cash for investing activities, resulting primarily from cash paid of $5.8 million for capitalized internal-use software development costs and $1.8 million for the purchase of property and equipment.

For the year ended December 31, 2023, we used $6.0 million of cash for investing activities, resulting primarily from cash paid of $3.6 million for capitalized internal-use software development costs and $2.3 million cash paid for investment in non-affiliate.

Financing Activities

For the year ended December 31, 2025, our financing activities used $7.4 million of cash, resulting primarily from $4.9 million used for repurchases of Class A common stock, $1.5 million used for earnout payments related to the iQuue LLC acquisition (the "iQuue acquisition") and $1.4 million used for taxes paid related to net share settlements of stock-based compensation awards.

For the year ended December 31, 2024, our financing activities used $33.0 million of cash, resulting primarily from $28.6 million used for repurchases of Class A common stock, $2.0 million used for taxes paid related to net share settlements of stock-based compensation awards and $1.5 million used for earnout payments related to the iQuue LLC acquisition (the "iQuue acquisition").

For the year ended December 31, 2023, our financing activities used $1.9 million of cash, resulting primarily from $1.7 million used for earnout payments related to the iQuue acquisition.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2025.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates, assumptions and judgments that can significantly impact the amounts we report as assets, liabilities, revenue, costs and expenses and the related disclosures. We base our estimates on historical experience and other assumptions that we believe are reasonable under the circumstances. Our actual results could differ significantly from these estimates under different assumptions and conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance as these policies involve a greater degree of judgment and complexity.

Revenue Recognition

We derive revenue primarily from sales of systems that consist of hardware devices, professional installation services and Hosted Services to assist property owners and property managers with visibility and control over assets, while providing all-in-one home control offerings for residents. Revenue is recognized when control of these products and services are transferred to the customer in an amount that reflects the consideration we expect to be entitled to receive in exchange for those products and services.

Payments we receive by check or automated clearing house payments, and payment terms are determined by individual contracts and range from due upon receipt to net 30 days. Taxes collected from customers and remitted to governmental authorities are not included in reported revenue. Payments received from customers in advance of revenue recognition are reported as deferred revenue.

We apply the practical expedient that allows for inclusion of the future auto-renewals in the initial measurement of the transaction price. We only apply these steps when it is probable that we will collect the consideration to which we are entitled in exchange for the goods or services it transfers to a customer.

Accounting for contracts recognized over time involves the use of various estimates of total contract revenue and costs. Due to uncertainties inherent in the estimation process, it is possible that estimates of costs to complete a performance obligation may be revised in the future as we observe the economic performance of our contracts. Changes in job performance, job conditions and estimated profitability may result in revision to our estimates of revenue and costs and are recognized in the period in which the revision is identified.

We may enter into contracts that contain multiple distinct performance obligations including hardware and Hosted Services. The hardware performance obligation includes the delivery of hardware, and the Hosted Services performance obligation allows the customer use of our software during the contracted-use term. The subscription for the software and certain Hub Devices combine as one performance obligation, and there is no support or ongoing subscription for other device hardware. We partner with several manufacturers to offer a range of compatible hardware options for its customers. We maintain control of the hardware purchased from manufacturers prior to it being transferred to the customer, and accordingly, SmartRent is considered the principal in these arrangements.

For each performance obligation identified, we estimate the standalone selling price, which represents the price at which we would sell the good or service separately. If the standalone selling price is not observable through past transactions, we estimate the standalone selling price, considering available information such as market conditions, historical pricing data, and internal pricing guidelines related to the performance obligations. We then allocate the transaction price among those obligations based on the estimation of the standalone selling price.

Goodwill

Goodwill represents the excess of cost over net assets of our completed business combinations. We test for potential impairment of goodwill on an annual basis as of September 30 to determine if the carrying value is less than the fair value. We conduct additional tests between annual tests if there are indications of potential goodwill impairment. During the three months ended March 31, 2025, we experienced a sustained decline in stock price, resulting in a significant decrease in market capitalization. As a result, we conducted an interim impairment test utilizing the qualitative approach and determined that impairment is more likely than not. As a result, we then performed an interim quantitative impairment test which resulted in an indication of impairment.

The fair value of the reporting unit used in this impairment test was determined using a combination of an income approach and market-based approach. The mix between the two approaches requires significant judgement. As a result of these tests, we recorded a goodwill impairment charge of $24.9 million during the three months ended March 31, 2025.

The significant assumptions used in determining the fair value of the reporting unit under the income approach primarily relate to revenue growth rate, forecasted EBITDA and the selected discount rate used in the discounted cash flow model. The significant assumptions used in the market-based approach primarily relate to the forecasted EBITDA margin, the selected control premium, and selected revenue and EBITDA multiples, which require significant judgement.

To the extent that inputs and assumptions used in the analysis change, such as an increased discount rate, updated cash flow projections, or decreases to Guideline companies' multiples, additional impairment charges may be recorded in the future. In addition, a further decrease in our common stock share price and market capitalization could be an indicator of a decrease in the fair value of our equity.

As noted above, the estimates and assumptions regarding expected future cash flows, discount rates, and revenue and EBITDA multiples require considerable judgment and are based on market conditions, financial forecasts, industry trends, and historical experience. These estimates have inherent uncertainties as they may be based on varying assumptions which could lead to materially different results. Our goodwill balance was $92.3 million and $117.3 million as of December 31, 2025 and December 31, 2024, respectively.

Inventory Valuation

Inventories are stated at the lower of cost or estimated net realizable value. Cost is computed under the first-in, first-out method. We adjust the inventory balance based on anticipated obsolescence, usage, and historical write-offs. Significant judgment is used in establishing our forecasts of future demand and obsolete material exposures. We consider marketability and product life cycle stage, product development plans, demand forecasts, historical revenue, and assumptions about future demand and market conditions in establishing our estimates. If the actual product demand is significantly lower than forecast, which may be caused by factors within and outside of our control, or if there were a higher incidence of inventory obsolescence because of rapidly changing technology and our customer requirements, we may be required to increase our inventory adjustment. A change in our estimates could have a significant impact on the value of our inventory and our results of operations.

Stock-Based Compensation

Our stock-based compensation relates to stock options and restricted stock units ("RSUs") granted to our employees and directors. Stock-based awards are measured based on the grant date fair value. We estimate the fair value of stock option awards on the grant date using the Black-Scholes option-pricing model. The fair value of RSUs is based on the grant date fair value of the stock price. The fair value of these awards is recognized as compensation expense on a straight-line basis over the requisite service period in which the awards are expected to vest. Forfeitures are recognized as they occur by reversing previously recognized compensation expense.

The Black-Scholes model considers several variables and assumptions in estimating the fair value of stock-based awards. These variables include the per share fair value of the underlying common stock, exercise price, expected term, risk-free interest rate, expected annual dividend yield, the expected stock price volatility over the expected term and forfeitures, which are recognized as they occur.

The grant date fair value is also utilized with respect to RSUs with service conditions to vest. For RSUs with a performance condition, based on a liquidity event, as well as a service condition to vest, no compensation expense is recognized until the performance condition has been satisfied. Subsequent to the liquidity event, compensation expense is recognized to the extent the requisite service period has been completed and compensation expense thereafter is recognized on an accelerated attribution method. Under the accelerated attribution method, compensation expense is recognized over the remaining requisite service period for each service condition tranche as though each tranche is, in substance, a separate award. In August 2021, we completed the merger with FWAA, which met the liquidity event vesting condition and triggered the recognition of compensation expense for awards of RSUs, or applicable portions of such awards, for which the time-based vesting condition had been satisfied.

Emerging Growth Company Status

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act") exempts "emerging growth companies" as defined in Section 2(A) of the Securities Act of 1933, as amended, from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. We are an "emerging growth company" and have elected to take advantage of the benefits of this extended transition period.

We will use this extended transition period for complying with new or revised accounting standards that have different effective dates for public business entities and non-public business entities until the earlier of the date we (a) are no longer an emerging growth company or (b) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. The extended transition period exemptions afforded by our emerging growth company status may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of this exemption because of the potential differences in accounting standards used.

We will remain an "emerging growth company" under the JOBS Act until the earliest of (a) the first fiscal year following the fifth anniversary of the initial public offering by FWAA, which closed on February 9, 2021 (b) the last date of our fiscal year in which we have total annual gross revenue of at least $1.235 billion, (c) the last date of our fiscal year in which we are deemed to be a "large accelerated filer" under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (d) the date on which we have issued more than $1.0 billion in non- convertible debt securities during the previous three years.

Recent Accounting Pronouncements

See Note 2, "Significant Accounting Policies" - Recent Accounting Guidance for more information.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial condition due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.

We do not believe that inflation has had a material effect, to date, on our business, results of operations or financial condition. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs. Our inability or failure to do so could harm our business, results of operations or financial condition.

Interest Rate Fluctuation Risk

As of December 31, 2025, we had cash, cash equivalents, and restricted cash of approximately $104.6 million, which consisted primarily of institutional money market funds, which carries a degree of interest rate risk. A hypothetical 10% change in interest rates would increase our annual interest income by $10.5 million, or decrease our annual interest income by $4.3 million, based on our cash position as of December 31, 2025.

Foreign Currency Exchange Rate Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. Substantially all of our revenue is generated in U.S. dollars. Our expenses are generally denominated in the currencies of the jurisdictions in which we conduct our operations, which are primarily in the United States and to a lesser extent in Croatia and other international markets. Our results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign currency exchange rates. The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have a material impact on our historical consolidated financial statements. To date, we have not engaged in any hedging strategies. As our international operations grow, we will continue to reassess our approach to manage our risk relating to fluctuations in currency rates.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of SmartRent, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SmartRent, Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive loss, shareholders equity and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Tempe, Arizona
March 4, 2026

We have served as the Company's auditor since 2020.

SMARTRENT, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share amounts)

	As of	
	December 31, 2025	December 31, 2024
ASSETS		
Current assets		
Cash and cash equivalents	$ 104,550	$ 142,482
Accounts receivable, net	47,401	59,299
Inventory	26,670	35,261
Deferred cost of revenue, current portion	3,068	8,727
Prepaid expenses and other current assets	6,189	11,881
Total current assets	187,878	257,650
Property and equipment, net	5,121	2,451
Deferred cost of revenue	121	3,073
Goodwill	92,339	117,268
Intangible assets, net	19,501	23,375
Other long-term assets	15,965	16,359
Total assets	$ 320,925	$ 420,176
LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 13,012	$ 8,716
Accrued expenses and other current liabilities	14,040	27,245
Deferred revenue, current portion	32,966	35,071
Total current liabilities	60,018	71,032
Deferred revenue	22,968	52,588
Other long-term liabilities	5,800	7,121
Total liabilities	88,786	130,741
Commitments and contingencies (Note 12)		
Convertible preferred stock, $0.0001 par value; 50,000 shares authorized as of December 31, 2025 and December 31, 2024; no shares of preferred stock issued and outstanding as of December 31, 2025 and December 31, 2024	-	-
Stockholders' equity		
Class A common stock, $0.0001 par value; 500,000 shares authorized as of December 31, 2025 and December 31, 2024, respectively; 189,677 and 192,049 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively	19	19
Additional paid-in capital	645,051	637,361
Accumulated deficit	(413,294)	(347,847)
Accumulated other comprehensive loss	363	(98)
Total stockholders' equity	232,139	289,435
Total liabilities, convertible preferred stock and stockholders' equity	$ 320,925	$ 420,176

See accompanying Notes to Consolidated Financial Statements.

SMARTRENT, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(in thousands, except per share amounts)

	For the years ended December 31,		
	2025	2024	2023
Revenue			
Hardware	$ 57,973	$ 82,844	$ 137,201
Professional services	21,133	18,803	35,473
Hosted services	73,220	73,238	64,164
Total revenue	152,326	174,885	236,838
Cost of revenue			
Hardware	52,829	58,833	108,780
Professional services	26,167	31,160	55,495
Hosted services	23,461	24,554	23,034
Total cost of revenue	102,457	114,547	187,309
Operating expense			
Research and development	26,224	29,369	28,805
Sales and marketing	19,451	18,446	19,209
General and administrative	43,241	54,295	44,674
Total operating expense	88,916	102,110	92,688
Impairment charge	24,929	-	-
Loss from operations	(63,976)	(41,772)	(43,159)
Interest income	4,299	8,642	8,977
Interest expense	(378)	(400)	(397)
Other (expense) income, net	(462)	154	(116)
Loss before income taxes	(60,517)	(33,376)	(34,695)
Income tax expense (benefit)	41	267	(108)
Net loss	$ (60,558)	$ (33,643)	$ (34,587)
Other comprehensive loss			
Foreign currency translation adjustment	461	118	(40)
Comprehensive loss	$ (60,097)	$ (33,525)	$ (34,627)
Net loss per common share			
Basic and diluted	$ (0.32)	$ (0.17)	$ (0.17)
Weighted-average number of shares used in computing net loss per share			
Basic and diluted	189,679	199,181	200,700

See accompanying Notes to Consolidated Financial Statements.

SMARTRENT, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Convertible Preferred Stock		Common Stock		Additional Paid In Capital	Accumulated Deficit	Accumulated other comprehensive income (loss)	Total Stockholders' Equity (Deficit)
	Shares	Amount (Par Value $0.0001)	Shares	Amount (Par Value $0.0001)				
Balance, December 31, 2022	-	-	198,525	20	615,281	(250,925)	(176)	364,200
Stock-based compensation	-	-	-	-	13,271	-	-	13,271
Issuance of common stock upon vesting of equity awards	-	-	2,259	-	-	-	-	-
Tax withholdings related to net share settlement of equity awards	-	-	(658)	-	(1,925)	-	-	(1,925)
Exercise of options	-	-	3,035	-	913	-	-	913
Net settlement related to exercise of options	-	-	(148)	-	-	-	-	-
ESPP purchases	-	-	314	-	809	-	-	809
Common stock warrants issued to customers as consideration	-	-	-	-	(193)	-	-	(193)
Net Loss	-	-	-	-	-	(34,587)	-	(34,587)
Other comprehensive loss	-	-	-	-	-	-	(40)	(40)
Balance, December 31, 2023	-	-	203,327	20	628,156	(285,512)	(216)	342,448
Stock-based compensation	-	-	-	-	12,071	-	-	12,071
Issuance of Class A common stock upon vesting of equity awards	-	-	775	-	-	-	-	-
Issuance of common stock upon vesting of equity awards	-	-	1,486	-	-	-	-	-
Tax withholdings related to net share settlement of equity awards	-	-	(1,708)	-	(1,956)	-	-	(1,956)
Exercise of options	-	-	4,543	-	(1,496)	-	-	(1,496)
Net settlement related to exercise of options	-	-	(1,517)	-	-	-	-	-
ESPP purchases	-	-	293	-	586	-	-	586
Repurchases of Class A common stock	-	-	(15,150)	(1)	-	(28,692)	-	(28,693)
Net Loss	-	-	-	-	-	(33,643)	-	(33,643)
Other comprehensive loss	-	-	-	-	-	-	118	118
Balance, December 31, 2024	-	-	192,049	19	637,361	(347,847)	(98)	289,435
Stock-based compensation	-	-	-	-	8,779	-	-	8,779
Issuance of Class A common stock upon vesting of equity awards	-	-	906	-	-	-	-	-
Issuance of common stock upon vesting of equity awards	-	-	2,206	-	-	-	-	-
Tax withholdings related to net share settlement of equity awards	-	-	(668)	-	(1,374)	-	-	(1,374)
ESPP purchases	-	-	268	-	285	-	-	285
Repurchases of Class A common stock	-	-	(5,084)	-	-	(4,889)	-	(4,889)
Net Loss	-	-	-	-	-	(60,558)	-	(60,558)
Other comprehensive loss	-	-	-	-	-	-	461	461
Balance, December 31, 2025	-	$ -	189,677	$ 19	$ 645,051	$ (413,294)	$ 363	$ 232,139

See accompanying Notes to Consolidated Financial Statements.

SMARTRENT, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the years ended December 31,		
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss	$ (60,558)	$ (33,643)	$ (34,587)
Adjustments to reconcile net loss to net cash used by operating activities			
Depreciation and amortization	8,430	6,495	5,533
Impairment of investment in non-affiliate	-	2,250	
Goodwill impairment	24,929	-	-
Non-employee warrant expense	-	-	(193)
(Recovery of) provision for warranty expense	(663)	(1,295)	2,135
Non-cash lease expense	999	1,443	1,104
Stock-based compensation related to acquisition	-	-	109
Stock-based compensation	8,779	12,071	13,162
Compensation expense related to acquisition	-	-	2,057
Change in fair value of earnout related to acquisition	(294)	(960)	412
Non-cash interest expense	138	146	139
Provision for excess and obsolete inventory	4,165	2,606	2,494
(Recovery of) Provision for expected credit losses	(666)	1,436	819
Non-cash legal expense (Note 12 "Commitments and Contingencies")	-	4,955	-
Change in operating assets and liabilities			
Accounts receivable	12,915	1,101	(177)
Inventory	4,496	(1,279)	31,689
Deferred cost of revenue	8,611	11,245	13,003
Prepaid expenses and other assets	6,568	4,541	838
Accounts payable	4,190	(6,402)	(3,484)
Accrued expenses and other liabilities	(11,289)	(658)	(11,046)
Deferred revenue	(31,733)	(35,497)	(16,800)
Lease liabilities	(592)	(1,468)	(1,226)
Net cash (used in) provided by operating activities	(21,575)	(32,913)	5,981
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for investment in non-affiliate	-	-	(2,250)
Purchase of property and equipment	(3,553)	(1,767)	(147)
Capitalized software costs	(5,072)	(5,832)	(3,626)
Net cash used in investing activities	(8,625)	(7,599)	(6,023)
CASH FLOWS FROM FINANCING ACTIVITIES			
Payments for repurchases of Class A common stock	(4,889)	(28,566)	-
Proceeds from options exercise	-	(1,496)	913
Proceeds from ESPP purchases	285	586	809
Taxes paid related to net share settlements of stock-based compensation awards	(1,374)	(1,956)	(1,925)
Payment of earnout related to acquisition	(1,466)	(1,530)	(1,702)
Net cash used in financing activities	(7,444)	(32,962)	(1,905)
Effect of exchange rate changes on cash and cash equivalents	(288)	247	(57)
Net decrease in cash, cash equivalents, and restricted cash	(37,932)	(73,227)	(2,004)
Cash, cash equivalents, and restricted cash - beginning of period	142,482	215,709	217,713
Cash, cash equivalents, and restricted cash - end of period	$ 104,550	$ 142,482	$ 215,709
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets			
Cash and cash equivalents	$ 104,550	$ 142,482	$ 215,214
Restricted cash, current portion	-	-	495
Total cash, cash equivalents, and restricted cash	$ 104,550	$ 142,482	$ 215,709

See accompanying Notes to Consolidated Financial Statements.

SMARTRENT, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED
(in thousands)

	For the years ended December 31,		
	2025	**2024**	**2023**
Supplemental disclosure of cash flow information			
Interest paid	$ 203	$ 259	$ 97
Cash paid for income taxes	402	236	78
Schedule of non-cash investing and financing activities			
Right-of-use ("ROU") assets obtained in exchange for new lease liabilities	-	6,235	-
Accrued property and equipment at period end	24	136	9
Stock repurchases excise tax charged to equity	3	127	-

See accompanying Notes to Consolidated Financial Statements.

NOTE 1.   DESCRIPTION OF BUSINESS

SmartRent, Inc., and its wholly owned subsidiaries (collectively, the "Company"), is an enterprise real estate technology company that provides comprehensive management software and applications designed for property owners, managers and residents. Its suite of products and services, which includes both smart building hardware and cloud-based software-as-a-service ("SaaS") solutions, provides seamless visibility and control over real estate assets. The Company's solutions can help lower operating costs, increase revenue, mitigate operational friction and protect assets for owners and operators, while providing a differentiated, elevated living experience for residents. The Company is headquartered in Phoenix, Arizona.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company's financial statements have been prepared on a consolidated basis and as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 include the consolidated accounts of the Company. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements herein.

Foreign Currency

SmartRent, Inc.'s functional and reporting currency is United States Dollars ("USD") and its foreign subsidiaries have a functional currency other than USD. Financial position and results of operations of the Company's international subsidiaries are measured using local currencies as the functional currency. Assets and liabilities of these operations are translated at the exchange rates in effect at the end of each reporting period. The Company's international subsidiaries' statements of operations accounts are translated at the weighted-average rates of exchange prevailing during each reporting period. Translation adjustments arising from the use of differing currency exchange rates from period to period are included in accumulated other comprehensive loss in stockholders' equity. Gains and losses on foreign currency exchange transactions, as well as translation gains or losses on transactions denominated in currencies other than an entity's functional currency, are reflected in the Consolidated Statements of Operations and Comprehensive Loss.

Liquidity

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liabilities and commitments in the normal course of business. Management believes that currently available resources will provide sufficient funds to enable the Company to meet its obligations for at least one year past the issuance date of these financial statements. The Company may need to raise additional capital through equity or debt financing to fund future operations until it generates positive operating cash flows. There can be no assurance that such additional equity or debt financing will be available on terms acceptable to the Company, or at all.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expense during the reporting period. These estimates made by management include valuing the Company's inventories on hand, allowance for expected credit losses, intangible assets, earnout liabilities, warranty liabilities, stand-alone selling price of items sold, and certain assumptions used in the valuation of equity awards, including the estimated fair value of common stock warrants, and assumptions used to estimate the fair value of stock-based compensation expense. Actual results could differ materially from those estimates.

(in thousands, except per share amounts)

Net Loss Per Share Attributable to Common Stockholders

The Company follows the two-class method to include the dilutive effect of securities that participated in dividends, if and when declared, when computing net income per common share. The two-class method determines net income per common share for each class of common stock and participating securities according to dividends, if and when declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The anti-dilutive effect of potentially dilutive securities is excluded from the computation of net loss per share because inclusion of such potentially dilutive shares on an as-converted basis would have been anti-dilutive.

The Company considers any unvested common shares subject to repurchase to be participating securities because holders of such shares have non-forfeitable dividend rights in the event a dividend is paid on common stock. The holders of unvested shares of common stock subject to repurchase do not have a contractual obligation to share in losses.

Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, adjusted for outstanding shares that are subject to repurchase and any shares issuable by the exercise of warrants for nominal consideration.

Diluted net loss per share is computed by giving effect to all potentially dilutive securities outstanding for the period using the treasury stock method or the if-converted method based on the nature of such securities. For periods in which the Company reports a net loss, the diluted net loss per common share attributable to common stockholders is the same as basic net loss per common share attributable to common stockholders, because inclusion of such potentially dilutive shares on an as-converted basis would have been anti-dilutive.

Cash and Cash Equivalents

The Company considers financial instruments with an original maturity of three months or less to be cash and cash equivalents. The Company maintains cash and cash equivalents at multiple financial institutions, and, at times, these balances exceed federally insurable limits. As a result, there is a concentration of credit risk related to amounts on deposit. The Company believes any risks are mitigated through the size and security of the financial institution at which its cash balances are held.

Accounts Receivable, net

Accounts receivable consist of balances due from customers resulting from the sale of hardware, professional services and Hosted Services. Accounts receivable are recorded at invoiced amounts, are non-interest bearing and are presented net of the associated allowance for expected credit losses on the Consolidated Balance Sheets. The allowance for expected credit losses totaled $2,131 and $2,797 as of December 31, 2025, and December 31, 2024, respectively. The provision for expected credit losses is recorded in general and administrative expenses in the accompanying Consolidated Statements of Operations and Comprehensive Loss. The provision for expected credit losses totaled $(666), $1,436 and $819 for the years ended December 31, 2025, 2024 and 2023, respectively. The negative amount for the year ended December 31, 2025 is primarily attributable to the collections of accounts previously reserved as expected credit losses. The Company evaluates the collectability of the accounts receivable balances and has determined the allowance for expected credit losses based on a combination of factors, which include the nature of the relationship and the prior collection experience the Company has with the account and an evaluation for current and projected economic conditions as of the Consolidated Balance Sheets date. Accounts receivable determined to be uncollectible are charged against the allowance for expected credit losses. Actual collections of accounts receivable could differ from management’s estimates.

(in thousands, except per share amounts)

Significant Customers

A significant customer represents 10% or more of the Company's total revenue or net accounts receivable balance at each respective Consolidated Balance Sheet date. Revenue as a percentage of total revenue and accounts receivable as a percentage of total accounts receivable for each significant customer follows.

	Accounts Receivable		Revenue		
	As of		For the years ended		
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2023
Customer A	*	14%	*	*	12%
Customer B	11%	12%	12%	12%	*
Customer C	24%	21%	*	10%	*
Customer D	*	*	13%	12%	12%

* Total less than 10% for the respective period

Inventory

Inventories, which are comprised of smart home equipment and components, are stated at the lower of cost or net realizable value with cost determined under the first-in, first-out method. The Company adjusts the inventory balance based on anticipated obsolescence, usage and historical write-offs.

In August 2023, the Company entered into the Agreement with ADI, pursuant to which, ADI agreed to serve as the Company's non-exclusive hardware fulfillment partner throughout the United States, Canada, and Puerto Rico. The Company is subject to certain buy-back provisions relating to the transferred inventory. As of December 31, 2024, the Company recorded $537 in connection with the buy-back provision, which is recorded in other current liabilities on the Consolidated Balance Sheets. As of December 31, 2025, no such provision was recorded.

Goodwill

Goodwill represents the excess of cost over net assets of the Company's completed business combinations. The Company tests for potential impairment of goodwill on an annual basis as of September 30 to determine if the carrying value is less than the fair value. The Company will conduct additional tests between annual tests if there are indications of potential goodwill impairment. During the three months ended March 31, 2025, the Company experienced a sustained decline in stock price, resulting in a significant decrease in market capitalization. As a result, the Company conducted an interim impairment test utilizing the qualitative approach and determined that impairment is more likely than not. As a result, the Company then performed an interim quantitative impairment test which resulted in an indication of impairment.

The fair value of the reporting unit used in this impairment test was determined using the combination of an income approach and market-based approach. The mix between the two approaches requires significant judgement, however, the Company engaged a third-party valuation specialist to assist with its assessment. As a result of this test, the Company recorded a goodwill impairment charge of $24,929 during the year ended December 31, 2025.

The Company conducted its annual goodwill impairment test as of September 30, 2025. As part of its annual assessment, the Company performed a market capitalization reconciliation, along with other procedures, which indicated that the fair value of the reporting unit sufficiently exceeded the carrying value. As a result, the Company concluded there were no indications of impairment and therefore no further impairment charge was recorded during the three months ended December 31, 2025. There was no such charge recorded during the year ended December 31, 2024.

	December 31, 2025	December 31, 2024
Balance at beginning of period	$ 117,268	$ 117,268
Impairment charge	(24,929)	-
Balance at end of period	$ 92,339	$ 117,268

(in thousands, except per share amounts)

The significant assumptions used in determining the fair value of the reporting unit under the income approach primarily relate to revenue growth rate, forecasted EBITDA and the selected discount rate used in the discounted cash flow model. The significant assumptions used in the market-based approach primarily relate to the forecasted EBITDA margin, the selected control premium, and selected revenue and EBITDA multiples, which require significant judgement.

To the extent that inputs and assumptions used in the analysis change, such as an increased discount rate, updated cash flow projections, or decreases to Guideline companies' multiples, additional impairment charges may be recorded in the future. In addition, a further decrease in the Company's common stock share price and market capitalization could be an indicator of a decrease in the fair value of the Company's equity.

Intangible Assets

The Company recorded intangible assets with finite lives, including customer relationships and developed technology, as a result of acquisitions made in prior years. Intangible assets are amortized on a straight-line basis based on their estimated useful lives. The estimated useful life of these intangible assets are as follows.

	Estimated useful life (in years)
Trade name	5
Customer relationships	10 - 13
Developed technology	1 - 7

Property and Equipment, net

Property and equipment is stated at cost, net of accumulated depreciation and amortization. Costs of improvements that extend the economic life or improve service potential are capitalized. Expenditures for routine maintenance and repairs are charged to expense as incurred. Repairs and maintenance expense for the years ended December 31, 2025, 2024 and 2023 was $41, $21 and $26, respectively, and is included in general and administrative expense in the accompanying Consolidated Statements of Operations and Comprehensive Loss.

Depreciation and amortization are included in cost of revenue and general and administrative expenses and are computed using the straight-line basis over estimated useful lives of those assets as follows.

	Estimated useful life (in years)
Computer hardware and software	5
Furniture and fixtures	7
Warehouse equipment	15
Leasehold improvements	Shorter of the estimated useful life or lease term

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment, intangible assets and operating lease right of use assets for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of these assets, or asset groups, is measured by comparing the carrying amounts of such assets or asset groups to the future undiscounted cash flows that such assets or asset groups are expected to generate. If such assets are impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(in thousands, except per share amounts)

Leases

The Company classifies an arrangement as a lease at inception by determining if the arrangement conveys the right to control the use of the identified asset for a period of time in exchange for consideration. If the arrangement is identified as a lease, classification is determined at the commencement of the arrangement. Operating lease liabilities are recognized at the present value of the future lease payments at the lease commencement date.

The Company estimates its incremental borrowing rate to discount future lease payments. The incremental borrowing rate reflects the interest rate that the Company would expect to pay to borrow on a collateralized basis an amount equal to the lease payments in a similar economic environment over a similar term. Operating lease right-of-use (“ROU”) assets are based on the corresponding lease liability adjusted for any lease payments made at or before commencement, initial direct costs and lease incentives. Certain leases also include options to renew or terminate the lease at the election of the Company. The Company evaluates these options at lease inception and on an ongoing basis. Renewal and termination options that the Company is reasonably certain to exercise are included when classifying leases and measuring lease liabilities. Operating lease expense is recognized on a straight-line basis over the lease term. Variable lease costs are expensed as incurred. The Company has lease agreements with lease and non-lease components, which are accounted for as a single lease component for all classes of assets. Lease payments for short-term leases with a term of twelve months or less are expensed on a straight-line basis over the lease term. Operating leases are included in other long-term assets, accrued expenses and other current liabilities, and other long-term liabilities.

Warranty Allowance

The Company provides its customers with limited-service warranties associated with product replacement and related services. The warranty typically lasts one year following the installation of the product. The estimated warranty costs, which are expensed at the time of sale and included in hardware cost of revenue, are based on the results of product testing, industry and historical trends and warranty claim rates incurred and are adjusted for identified current or anticipated future trends as appropriate. Actual warranty claim costs could differ from these estimates. For the years ended December 31, 2025, 2024 and 2023, warranty expense included in cost of hardware revenue was $291, $261 and $2,142, respectively. As of December 31, 2025, and December 31, 2024, the Company’s warranty allowance was $423 and $1,077, respectively, and is recorded in other current liabilities on the Consolidated Balance Sheets.

	As of	
	December 31, 2025	December 31, 2024
Warranty reserve beginning balance	$ 1,077	$ 2,215
Non-recurring warranty items incurred	(500)	291
Warranty accrual (reversal) for completed projects	509	(134)
Warranty settlements	(663)	(1,295)
Warranty reserve ending balance	$ 423	$ 1,077

Fair Value of Financial Instruments

Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities subject to on-going fair value measurement are categorized and disclosed into one of three categories depending on observable or unobservable inputs employed in the measurement. These two types of inputs have created the following fair value hierarchy.

Level 1: Quoted prices in active markets that are accessible at the measurement date for assets and liabilities.
Level 2: Observable prices that are based on inputs not quoted in active markets but corroborated by market data.
Level 3: Unobservable inputs are used when little or no market data is available.

This hierarchy requires the Company to minimize the use of unobservable inputs and to use observable market data, if available, when determining fair value. The Company recognizes transfers between levels of the hierarchy based on the fair values of the respective financial measurements at the end of the reporting period in which the transfer occurred. There were no transfers between levels of the fair value hierarchy during the years ended December 31, 2025 or 2024. The carrying amounts of the Company's accounts receivable, accounts payable and accrued and other liabilities approximate their fair values due to their short maturities.

Revenue Recognition

The Company derives its revenue primarily from sales of systems that consist of hardware devices, professional services and Hosted Services to assist property owners and property managers with visibility and control over assets, while providing all-in-one home control offerings for residents. Revenue is recorded when control of these products and services is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those products and services.

The Company may enter into contracts that contain multiple distinct performance obligations. The transaction price for a typical arrangement includes the price for: smart home hardware devices, professional services, and a subscription for use of the Company's software ("Hosted Services"). Included in these contracts are Hub Devices, which integrate the Company's enterprise software with third party smart devices. Historically, the Company only sold non-distinct Hub Devices. During the year ended December 31, 2022, the Company began shipping Hub Devices with features that function independently from its software subscription ("distinct Hub Devices"). Non-distinct Hub Devices are recognized as a single performance obligation with the Company's software in Hosted Services revenue, while distinct Hub Devices are recognized as a separate performance obligation in hardware revenue. When distinct Hub Devices are included in a contract, the Hosted Services performance obligation is comprised of only the Company's software. We do not expect to deploy any more non-distinct Hub Devices.

The Company considers delivery for each of the hardware, professional services and Hosted Services to be separate performance obligations. The hardware performance obligation includes the delivery of smart home hardware and distinct Hub Devices. The professional services performance obligation includes the services to install the hardware. The Hosted Services performance obligation provides a subscription that allows the customer access to software during the contracted-use term when the promised service is provided to the customer. Also included in the hosted service performance obligation are non-distinct Hub Devices that only function with a subscription to the Company's software.

Payments are received by the Company by check or automated clearing house payments and payment terms are determined by individual contracts and generally range from due upon receipt to net 30 days. Taxes collected from customers and remitted to governmental authorities are not included in reported revenue. Payments received from customers in advance of revenue recognition are reported as deferred revenue. The Company has elected the following practical expedients following the adoption of ASC 606:

- Shipping and handling costs: the Company elected to account for shipping and handling activities that occur after the customer has obtained control of a good as fulfillment activities (i.e., an expense) rather than as a promised service and are recorded as hardware cost of revenue. Amounts billed for shipping and handling fees are recorded as revenue.

- Sales tax collected from customers: the Company elected to exclude from the measurement of transaction price all taxes assessed by a government authority that are both imposed on and concurrent with a specific revenue-producing transaction and collected by us from a customer.

- Measurement of the transaction price: the Company applies the practical expedient that allows for inclusion of the future auto-renewals in the initial measurement of the transaction price. The Company only applies these steps when it is probable that it will collect the consideration to which it is entitled in exchange for the goods or services it transfers to a customer.

- Significant financing component: the Company elected not to adjust the promised amount of consideration for the effects of a significant financing component when the period between the transfer of promised goods or services and when the customer pays for the goods or services will be one year or less.

Timing of Revenue Recognition is as follows.

- *Hardware Revenue*

Hardware revenue results from the direct sale to customers of hardware smart home devices, which devices generally consist of a distinct Hub Device, door locks, thermostats, sensors, and light switches. These hardware devices provide features that function independently without subscription to the Company's software, and the performance obligation for hardware revenue is considered satisfied, and revenue is recognized at a point in time when the hardware device is shipped to the customer. The Company generally provides a one-year warranty period on hardware devices that are delivered and installed. The cost of the warranty is recorded as a component of cost of hardware revenue.

- *Professional Services Revenue*

Professional services revenue results from installing smart home hardware devices, which does not result in significant customization of the product and is generally performed over a period from two to four weeks. Installations can be performed by the Company's employees, contracted out to a third-party with the Company's employees managing the engagement, or the customer can perform the installation themselves. The Company's professional services contracts are generally arranged on a fixed price basis, and revenue is recognized over the period in which the installations are completed.

- *Hosted Services Revenue*

Hosted Services revenue primarily consists of subscription revenue generated from fees that provide customers access to one or more of the Company's software applications including access controls, asset monitoring and related services, and our Community WiFi solution, which provides communities with a private, device-dedicated WiFi network. These subscription arrangements have contractual terms ranging from one month to ten years and include recurring fixed plan subscription fees. Arrangements with customers do not provide the customer with the right to take possession of the Company's software at any time. Customers are granted continuous access to the services over the contractual period. Accordingly, fees collected for subscription services are recognized on a straight-line basis over the contract term beginning on the date the subscription service is made available to the customer. Variable consideration is immaterial.

Also included in Hosted Services revenue are non-distinct Hub Devices. The Company considers those devices and hosting services subscription a single performance obligation and therefore defers the recognition of revenue for those devices upon shipment to the customer. The revenue is then amortized over its average service life. When a non-distinct Hub Device is included in a contract that does not require a long-term service commitment, the customer obtains a material right to renew the service because purchasing a new device is not required upon renewal. If a contract contains a material right, proceeds are allocated to the material right and recognized over the period of benefit, which is generally four years.

Cost of Revenue

Cost of revenue consists primarily of direct costs of products and services together with the indirect cost of estimated warranty expense and customer care and support over the life of the service arrangement.

- *Hardware*

Cost of hardware revenue consists primarily of direct costs of products, such as the distinct Hub Device, hardware devices, supplies purchased from third-party providers, and shipping costs, together with indirect costs related to warehouse facilities (including depreciation and amortization of capitalized assets and right-of-use assets), infrastructure costs, personnel-related costs associated with the procurement and distribution of products and warranty expenses together with the indirect cost of customer care and support.

- *Professional Services*

Cost of professional services revenue consists primarily of direct costs related to personnel-related expenses for installation and supervision of installation services, general contractor expenses and travel expenses associated with the installation of products and indirect costs that are also primarily personnel-related expenses in connection with training of and ongoing support for customers and residents.

(in thousands, except per share amounts)

- *Hosted Services*

  Cost of Hosted Services revenue consists primarily of the amortization of the direct costs of non-distinct Hub Devices, consistent with the revenue recognition period noted above in "Hosted Services Revenue", and infrastructure costs associated with providing software applications together with the indirect cost of customer care and support over the life of the service arrangement.

Deferred Cost of Revenue

Deferred cost of revenue includes all direct costs included in cost of revenue for Hosted Services and non-distinct Hub Devices that have been deferred to future periods.

Stock-Based Compensation

Our stock-based compensation consists of stock options and restricted stock units ("RSUs") granted to our employees and directors during the periods presented. Stock-based awards are measured based on the grant date fair value. We estimate the fair value of stock option awards on the grant date using the Black-Scholes option-pricing model. The fair value of RSUs is based on the grant date fair value of the stock price. The fair value of these awards is recognized as compensation expense on a straight-line basis over the requisite service period in which the awards are expected to vest. Forfeitures are recognized as they occur by reversing previously recognized compensation expense.

The Black-Scholes model considers several variables and assumptions in estimating the fair value of stock-based awards. These variables include the per share fair value of the underlying common stock, exercise price, expected term, risk-free interest rate, expected annual dividend yield, and the expected stock price volatility over the expected term and forfeitures, which are recognized as they occur. For all stock options granted, we calculated the expected term using the simplified method for “plain vanilla” stock option awards.

The grant date fair value is also utilized with respect to RSUs which vest based on performance and time based service conditions. For RSUs with a performance condition which vest based on a liquidity event, as well as a time-based service condition, no compensation expense is recognized until the performance condition has been satisfied. Subsequent to the liquidity event, compensation expense is recognized to the extent the requisite service period has been completed and compensation expense thereafter is recognized on an accelerated attribution method. Under the accelerated attribution method, compensation expense is recognized over the remaining requisite service period for each service condition tranche as though each tranche is, in substance, a separate award.

Research and Development

These expenses relate to the research and development of new products and services and enhancements to the Company’s existing product offerings. The Company accounts for the cost of research and development by capitalizing qualifying costs, which are incurred during the product development stage, and amortizing those costs over the product’s estimated useful life, which generally ranges from three to five years depending on the type of application. The Company expenses preliminary evaluation costs as they are incurred before the product development stage, as well as post development implementation and operation costs, such as training, maintenance and minor upgrades. During the years ended December 31, 2025, 2024 and 2023, the Company capitalized $5,629, $5,270 and $3,919, respectively, of research and development costs in other long-term assets on the Consolidated Balance Sheets. As of December 31, 2025, the Company had capitalized $17,963 of research and development costs, including $16,900 of capitalized software costs, in other long-term assets on the Consolidated Balance Sheets, of which $11,529 remains to be amortized. As of December 31, 2024, the Company had capitalized $12,334 of research and development costs, including $12,068 of capitalized software costs, in other long-term assets on the Consolidated Balance Sheets, of which $9,543 remained to be amortized.

Advertising

Advertising costs are expensed as incurred and recorded as a component of sales and marketing expense. The Company incurred $743, $650 and $423 of advertising expenses for the years ended December 31, 2025, 2024 and 2023, respectively.

(in thousands, except per share amounts)

Segments

The Company has one operating segment and one reportable segment. Its chief operating decision maker ("CODM") is the Company's President and Chief Executive Officer, with the exception of the period from July 29, 2024 to February 24, 2025 when a management committee comprised of certain of the Company's executives acted as the CODM while the Company was in a transition period between Chief Executive Officers. The CODM reviews financial information on a consolidated basis for purposes of allocating resources and evaluating financial performance. The Company's principal operations are in the United States and the Company's long-lived assets are located primarily within the United States. Refer to Note 13 - Segment Reporting for more information on the Company's operating and reportable segments.

Recent Accounting Guidance

Recent Accounting Guidance Not Yet Adopted

In November 2024, the Financial Standards Accounting Board (FASB) issued Accounting Standards Update (ASU) No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses and in January 2025, the FASB issued ASU No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, which clarified the effective date of ASU 2024-03. ASU 2024-03 requires public companies to disclose, in interim and annual reporting periods, additional information about certain expenses in the notes to financial statements. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the effect that the updated standard will have on the consolidated financial statement disclosures.

In July 2025, the FASB issued ASU No. 2025-05 ("ASU 2025-05"), Financial Instruments–Credit Losses. The guidance provides an optional practical expedient when applying the guidance related to the estimation of expected credit losses for current accounts receivable and current contract assets resulting from transactions arising from contracts with customers. The amendments in ASU 2025-05 are effective for fiscal years beginning after December 15, 2025, and interim reporting periods, with early adoption permitted. We are evaluating the impact of the standard on the consolidated financial statements. In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires public companies to disclose, in interim and annual reporting periods, additional information about certain expenses in the notes to financial statements. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the effect that the updated standard will have on the consolidated financial statement disclosures.

In September 2025, the FASB issued ASU No. 2025-06 ("ASU 2025-06"), Intangibles–Goodwill and Other–Internal-Use Software. The guidance modernizes and clarifies the threshold for when an entity is required to start capitalizing software costs and is based on when (i) management has authorized and committed to funding the software project and (ii) it is probable that the project will be completed and the software will be used to perform the function intended. The amendments in ASU 2025-06 are effective for fiscal years beginning after December 15, 2027, and interim reporting periods, with early adoption permitted. We are evaluating the impact of the standard on the consolidated financial statement disclosures.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements ("ASU 2025-12"). The guidance addresses suggestions received from stakeholders regarding the Accounting Standards Codification and makes other incremental improvements to U.S. GAAP. The update represents changes to the Codification that clarify, correct errors in or make other improvements to a variety of topics that are intended to make it easier to understand and apply. ASU 2025-12 is effective for fiscal years beginning after December 15, 2026 and interim periods within those fiscal years. Entities are required to apply the amendments to ASC 260 retrospectively. All other amendments may be applied prospectively or retrospectively. Early adoption is permitted. The Company is currently evaluating the effect that the updated standard will have on the consolidated financial statement disclosures.

(in thousands, except per share amounts)

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements ("ASU 2025-11"). The guidance is intended to improve the navigability of guidance in ASC 270, Interim Reporting, and clarify when it applies. The amendments also provide additional guidance on what disclosures should be provided in interim reporting periods. ASU 2025-11 is effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years, and permits prospective or full retrospective adoption. The Company is currently evaluating the effect that the updated standard will have on the consolidated financial statement disclosures.

Recently Adopted Accounting Guidance

In December 2023, the FASB issued ASU No. 2023-09 - Income Taxes (Topics 740): Improvements to Income Tax Disclosures. This ASU requires the expansion of disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. ASU 2023-09 is effective for annual periods after December 15, 2024. The Company has completed its assessment of ASU 2023-09 and has adopted the standard prospectively, which has resulted in an expanded income tax disclosures with no impact on the Company’s consolidated financial statements.

NOTE 3. FAIR VALUE MEASUREMENTS AND FAIR VALUE OF INSTRUMENTS

The following tables display the carrying values and fair values of financial instruments.

		As of					
		December 31, 2025			December 31, 2024		
Assets on the Consolidated Balance Sheets		**Carrying Value**	**Unrealized Losses**	**Fair Value**	**Carrying Value**	**Unrealized Losses**	**Fair Value**
Cash and cash equivalents	Level 1	$ 104,550	$ -	$ 104,550	$ 142,482	$ -	$ 142,482
Total		$ 104,550	$ -	$ 104,550	$ 142,482	$ -	$ 142,482

The Company reports the current portion of restricted cash as a separate item in the Consolidated Balance Sheets and the non-current portion is a component of other long-term assets in the Consolidated Balance Sheets.

		As of			
		December 31, 2025		December 31, 2024	
Liabilities on the Consolidated Balance Sheets		**Carrying Value**	**Fair Value**	**Carrying Value**	**Fair Value**
Acquisition earnout payment	Level 3	$ -	$ -	$ 1,760	$ 1,760
Total liabilities		$ -	$ -	$ 1,760	$ 1,760

In December 2021, the Company purchased all of the outstanding equity interests of iQuue, LLC ("iQuue"). The Company reports the current portion of the acquisition earnout payment as a component of other current liabilities in the Consolidated Balance Sheets and the non-current portion is a component of other long-term liabilities on the Consolidated Balance Sheets. Earnout payments related to acquisitions are measured at fair value each reporting period using Level 3 unobservable inputs. The changes in the fair value of the Company's Level 3 liabilities for the years ended December 31, 2025 and 2024 are as follows.

	As of	
	December 31, 2025	**December 31, 2024**
Balance at beginning of period	$ 1,760	$ 4,250
Payment of earnout in connection with the iQuue acquisition	(1,466)	(1,530)
Change in fair value of earnout	(294)	(960)
Balance at end of period	$ -	$ 1,760

The fair value of the earnout payment is measured on a recurring basis at each reporting date. During the year ended December 31, 2025, the Company recorded a $294 decrease in the fair value of the earnout. The final earnout payment of $1,466 was made in July 2025. During the year ended December 31, 2024, the Company determined there was a $960 decrease in the fair value of the earnout, primarily due to a decrease in the forecasted units expected to be deployed during the earnout period. The Company recorded these adjustments in general and administrative expense on the Condensed Consolidated Statement of Operations and Comprehensive Loss. The following table sets forth the weighted-average assumptions used to estimate the fair value of the earnout payment as of December 31, 2024. No such estimate was made as of December 31, 2025 as the earnout amount was finalized as of June 30, 2025 and was paid in July 2025.

	As of December 31, 2024
Discount Rate	12.30%
Volatility	40.00%

NOTE 4.   REVENUE AND DEFERRED REVENUE

Disaggregation of Revenue

In the following tables, revenue is disaggregated by primary geographical market, type of revenue, and SmartRent Solution.

	For the years ended December 31,		
	2025	2024	2023
Revenue by geography			
United States	$ 152,165	$ 173,207	$ 235,553
International	161	1,678	1,285
Total revenue	$ 152,326	$ 174,885	$ 236,838

	For the years ended December 31,		
	2025	2024	2023
Revenue by type			
Hardware	$ 57,973	$ 82,844	$ 137,201
Professional services	21,133	$ 18,803	35,473
Hosted services	73,220	$ 73,238	64,164
Total revenue	$ 152,326	$ 174,885	$ 236,838

	For the years ended December 31, (dollars in thousands)											
	2025				2024				2023			
SmartRent Solutions	Hardware	Professional Services	Hosted Services	Total 2025	Hardware	Professional Services	Hosted Services	Total 2024	Hardware	Professional Services	Hosted Services	Total 2023
Smart Communities Solutions												
Smart Apartments	$ 52,833	$ 18,207	$ 56,473	$ 127,513	$ 74,754	$ 13,095	$ 57,335	$ 145,184	$ 130,894	$ 30,546	$ 49,696	$ 211,135
Access Control	3,485	1,685	2,267	7,437	3,791	2,378	1,722	7,891	3,607	3,527	912	8,047
Community WiFi	71	451	770	1,292	287	1,041	701	2,029	395	996	688	2,078
Other	1,584	790	3,051	5,425	4,012	2,289	2,100	8,401	2,305	404	1,534	4,243
Smart Operations Solutions	-	-	10,659	10,659	-	-	11,380	11,380	-	-	11,334	11,334
Total Revenue	$ 57,973	$ 21,133	$ 73,220	$ 152,326	$ 82,844	$ 18,803	$ 73,238	$ 174,885	$ 137,201	$ 35,473	$ 64,164	236,838

(in thousands, except per share amounts)

Remaining Performance Obligations

Advance payments received from customers are recorded as deferred revenue and are recognized upon the completion of related performance obligations over the period of service. Advance payments for non-distinct Hub Devices were recorded as deferred revenue and recognized over their average in-service life. Advance payments received from customers for subscription services are recorded as deferred revenue and recognized over the term of the subscription. A summary of the change in deferred revenue is as follows.

	For the years ended December 31,	
	2025	2024
Deferred revenue balance as of January 1	$ 87,659	$ 123,160
Revenue recognized from balance of deferred revenue at the beginning of the period	(42,631)	(54,624)
Revenue deferred during the period	17,014	32,862
Revenue recognized from revenue originated and deferred during the period	(6,108)	(13,739)
Deferred revenue balance as of December 31	$ 55,934	$ 87,659

As of December 31, 2025, the Company expects to recognize 61% of its total deferred revenue within the next 12 months, 19% of its total deferred revenue between 13 and 36 months, 17% between 37 and 60 months, and the remainder is expected to be recognized beyond five years. Contracts may contain termination for convenience provisions that allow the Company, customer, or both parties the ability to terminate for convenience, either at any time or upon providing a specified notice period, without a substantive termination penalty. Included in deferred revenue as of December 31, 2025 and 2024 are $11,783 and $15,155, respectively, of prepaid fees related to contracts with termination for convenience provisions which are refundable at the request of the customer. Based on the Company's historical experience, customers do not typically exercise their termination for convenience rights. Deferred cost of revenue includes all direct costs included in cost of revenue that have been deferred to future periods.

NOTE 5. OTHER BALANCE SHEET INFORMATION

Inventory consisted of the following.

	As of	
	December 31, 2025	December 31, 2024
Finished Goods	$ 26,359	$ 34,876
Raw Materials	311	385
Total inventory	$ 26,670	$ 35,261

The Company writes-down inventory for any excess or obsolete inventories or when the Company believes the net realizable value of inventories is less than the carrying value. During the years ended December 31, 2025, 2024 and 2023, the Company recorded write-downs of $4,165, $2,900 and $2,837 respectively. As of December 31, 2025 and 2024, the Company's inventory reserve balance was $4,307 and $5,949, respectively. The Company evaluates inventory levels for excess and obsolete products based on its assessment of future demand and market conditions.

Prepaid expenses and other current assets consisted of the following.

	As of	
	December 31, 2025	December 31, 2024
Prepaid expenses	$ 5,856	$ 7,867
Other current assets	333	4,014
Total prepaid expenses and other current assets	$ 6,189	$ 11,881

(in thousands, except per share amounts)

During the year ended December 31, 2024, the Company recorded $3,534 in other current assets related to a lease for its new headquarters in Phoenix, AZ. See Note 12. "Commitments and Contingencies" - Lease Commitments.

Property and equipment, net consisted of the following.

	As of	
	December 31, 2025	December 31, 2024
Leasehold improvements	$ 5,202	$ 2,185
Computer hardware	2,332	2,469
Warehouse and other equipment	950	815
Furniture and fixtures	322	153
Property and equipment	8,806	5,622
Less: Accumulated depreciation	(3,685)	(3,171)
Total property and equipment, net	$ 5,121	$ 2,451

Depreciation and amortization expense on all property, plant and equipment was $913, $718 and $837 during the years ended December 31, 2025, 2024 and 2023, respectively.

Intangible assets, net consisted of the following.

	As of					
	December 31, 2025			December 31, 2024		
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Customer relationships	$ 22,990	$ (8,446)	$ 14,544	$ 22,990	$ (6,223)	$ 16,767
Developed technology	10,600	(5,854)	4,746	10,600	(4,383)	6,217
Trade name	900	(689)	211	900	(509)	391
Total intangible assets, net	$ 34,490	$ (14,989)	$ 19,501	$ 34,490	$ (11,115)	$ 23,375

Amortization expense on all intangible assets was $3,874 for the years ended December 31, 2025, 2024 and 2023. Total future amortization for finite-lived intangible assets is estimated as follows.

	Amortization Expense
2026	$ 3,873
2027	3,734
2028	3,693
2029	2,554
2030	2,222
Thereafter	3,425
Total	$ 19,501

Other long-term assets consisted of the following.

	As of	
	December 31, 2025	December 31, 2024
Capitalized software costs, net	$ 10,846	$ 9,463
Operating lease - ROU asset, net	2,810	3,808
Other long-term assets	2,309	3,088
Total other long-term assets	$ 15,965	$ 16,359

Amortization expense for capitalized software costs was $3,449, $1,760 and $778 for the years ended December 31, 2025, 2024 and 2023, respectively.

(in thousands, except per share amounts)

During the year ended December 31, 2024, the Company recorded $2,701 of other long-term assets related to a lease for its new headquarters in Phoenix, AZ. See Note 12. "Commitments and Contingencies" - Lease Commitments.

In December 2023, the Company invested $2,250 in a non-affiliated, privately held entity, under a Simple Agreement for Future Equity ("SAFE") agreement. The non-affiliated entity provides support and consultation for consumers looking to manage and upgrade the technology within their home. The Company's investment in the SAFE is recorded using the cost method of accounting and is included under other long-term assets on the Consolidated Balance Sheets, as it is not readily convertible into cash. During the year ended December 31, 2024, the Company identified factors indicative of impairment and recorded an impairment charge of $2,250, the full value of the asset, in general and administrative expenses on the Consolidated Statements of Operations and Comprehensive Loss.

Accrued expenses and other current liabilities consisted of the following.

	As of	
	December 31, 2025	December 31, 2024
Accrued expenses	$ 3,383	$ 13,052
Accrued compensation costs	7,778	8,249
Warranty allowance	423	1,077
Accrued acquisition consideration	-	1,760
Other	2,456	3,107
Total accrued expenses and other current liabilities	$ 14,040	$ 27,245

Other long-term liabilities consisted of the following.

	As of	
	December 31, 2025	December 31, 2024
Lease liability, noncurrent	$ 5,792	$ 7,021
Other long-term liabilities	8	100
Total other long-term liabilities	$ 5,800	$ 7,121

During the year ended December 31, 2024, the Company recorded $6,131 in other long-term liabilities related to the lease for its new headquarters in Phoenix, AZ. See Note 12. "Commitments and Contingencies" - Lease Commitments.

(in thousands, except per share amounts)

NOTE 6. DEBT

Term Loan and Revolving Line of Credit Facility

In December 2021, the Company entered into a $75,000 Senior Revolving Facility with a five-year term (the "Senior Revolving Facility"). The Senior Revolving Facility includes a letter of credit sub-facility in the aggregate availability of $10,000 as a sublimit of the Senior Revolving Facility, and a swingline sub-facility in the aggregate availability of $10,000 as a sublimit of the Senior Revolving Facility. Proceeds from the Senior Revolving Facility are to be used for general corporate purposes. Amounts borrowed under the Senior Revolving Facility may be repaid and, prior to the Senior Revolving Facility maturity date, reborrowed. The Senior Revolving Facility terminates on the Senior Revolving Facility maturity date in December 2026, when the principal amount of all advances, the unpaid interest thereon, and all other obligations relating to the Senior Revolving Facility shall be immediately due and payable. The Company has yet to draw on the Senior Revolving Facility as of December 31, 2025. The Company accounted for the cancellation of its previous revolving facility and the issuance of the Senior Revolving Facility as an exchange with the same creditor. As a result, all costs related to entering into the Senior Revolving Facility that are allowed to be deferred are recorded as a deferred asset and included in other assets on the Consolidated Balance Sheets. These costs totaled $688 and will be amortized ratably over the five-year term of the Senior Revolving Facility. For the years ended December 31, 2025, 2024 and 2023, the Company recorded $140, $146 and $136, respectively, of amortization expense in connection with these costs, as a component of interest expense on the Consolidated Statements of Operations and Comprehensive Loss.

Interest rates for draws upon the Senior Revolving Facility are determined by whether the Company elects a secured overnight financing rate loan (“SOFR Loan”) or alternate base rate loan (”ABR Loan”). For SOFR Loans, the interest rate is based upon the forward-looking term rate based on SOFR as published by the CME Group Benchmark Administration Limited (CBA) plus 0.10%, subject to a floor of 0.00%, plus an applicable margin. For ABR Loans, the interest rate is based upon the highest of (i) the Prime Rate, (ii) the Federal Funds Effective Rate plus 0.50%, or (iii) 3.25%, plus an applicable margin. As of December 31, 2025, the applicable margins for SOFR Loans and ABR Loans under the Senior Revolving Facility were 1.75% and (0.50%), respectively.

In addition to paying interest on the outstanding principal balance under the Senior Revolving Facility, the Company is required to pay a facility fee to the lender in respect of the unused commitments thereunder. The facility fee rate is based on the daily unused amount of the Senior Revolving Facility and is one fourth of one percent (0.25%) per annum based on the unused facility amount. During the years ended December 31, 2025, 2024 and 2023, the facility fee totaled $186, $181 and $188, respectively.

The Senior Revolving Facility contains certain customary affirmative and negative covenants and events of default. Such covenants will, among other things, restrict, subject to certain exceptions, the Company’s ability to (i) engage in certain mergers or consolidations, (ii) sell, lease or transfer all or substantially all of the Company’s assets, (iii) engage in certain transactions with affiliates, (iv) make changes in the nature of the Company’s business and its subsidiaries, and (v) incur additional indebtedness that is secured on a *pari passu* basis with the Senior Revolving Facility.

The Senior Revolving Facility also requires the Company, on a consolidated basis with its subsidiaries, to maintain a minimum cash balance. If the minimum cash balance is not maintained, the Company is required to maintain a minimum liquidity ratio. As of December 31, 2025, the Company did not maintain the minimum cash balance, but exceeded the minimum liquidity ratio. If an event of default occurs, the lender is entitled to take various actions, including the acceleration of amounts due under the Senior Revolving Facility and all actions permitted to be taken by a secured creditor. As of December 31, 2025, and through the date these consolidated financial statements were issued, the Company believes it was in compliance with all financial covenants.

The Senior Revolving Facility is collateralized by first priority or equivalent security interests in substantially all the property, rights, and assets of the Company.

As of December 31, 2025 and December 31, 2024, there was no outstanding principal amount under the Senior Revolving Facility.

NOTE 7. CONVERTIBLE PREFERRED STOCK AND EQUITY

Preferred Stock

The Company is authorized to issue 50,000 shares of $0.0001 par value preferred stock. As of December 31, 2025, there are no preferred stock issued or outstanding.

(in thousands, except per share amounts)

Warrants

As of December 31, 2025, warrants issued as consideration to certain customers to purchase 3,663 shares of Class A Common Stock at $0.01 per share were no longer outstanding. The vesting of the warrants was dependent on the number of installed units, as defined by the warrant agreements, purchased by the customer with certain measurement periods which expired in February 2024. The fair value of the vested warrants was recorded as additional paid-in capital and contra-revenue on the accompanying Consolidated Balance Sheets and Consolidated Statements of Operations and Comprehensive Loss, respectively. Based on the count of installed units as of February 2024, the number of warrants to vest is zero. There was no contra-revenue recorded related to these warrants during the years ended December 31, 2025, 2024 and 2023.

Stock Repurchase Program

In March 2024, the Company's Board of Directors (the "Board") authorized a stock repurchase program pursuant to which we may repurchase up to $50,000 of our Class A common stock. Repurchases under the program may be made from time to time through open market purchases or through privately negotiated transactions subject to market conditions, applicable legal requirements and other relevant factors. The repurchase program does not obligate us to acquire any particular amount of our Class A common stock and may be suspended at any time at our discretion. The timing and number of shares repurchased will depend on a variety of factors, including the stock price, business and market conditions, corporate and regulatory requirements, alternative investment opportunities, acquisition opportunities, and other factors.

During the year ended December 31, 2025, the Company repurchased and subsequently retired 5,084 shares of our Class A common stock under the stock repurchase program at an average price of $0.96 per share for a total of $4,886. The Company has elected to record the amount paid to repurchase the shares in excess of the par value entirely to accumulated deficit. As of December 31, 2025, approximately $16,751 remained available for stock repurchases pursuant to our stock repurchase program.

During the year ended December 31, 2024, the Company repurchased and subsequently retired 15,150 shares of our Class A common stock under the stock repurchase program at an average price of $1.89 per share for a total of $28,566. The Company has elected to record the amount paid to repurchase the shares in excess of the par value entirely to accumulated deficit. As of December 31, 2024, approximately $21,587 remained available for stock repurchases pursuant to our stock repurchase program.

NOTE 8. STOCK-BASED COMPENSATION

2018 Stock Plan

The Company's board of directors adopted, and its stockholders approved, the SmartRent.com, Inc. 2018 Stock Plan (the “2018 Stock Plan”), effective March 2018. The purpose of the 2018 Stock Plan was to advance the interests of the Company and its stockholders by providing an incentive to attract, retain and reward persons performing services for the Company and by motivating such persons to contribute to the growth and profitability of the Company. The 2018 Stock Plan sought to achieve this purpose by providing awards in the form of stock options and restricted stock purchase rights. Awards granted as stock options under the 2018 Stock Plan generally expire no later than ten years from the date of grant and become vested and exercisable over a four-year period. All options are subject to certain provisions that may impact these vesting schedules.

Amendment to the 2018 Stock Plan

In April 2021, the board of directors executed a unanimous written consent to provide an additional incentive to certain employees of the Company by amending the 2018 Stock Plan to allow for the issuance of RSUs and granted a total of 1,533 RSUs to certain employees which vest over four years. The estimated fair value for each RSU issued was approximately $21.55 per share and the total stock-based compensation expense to be amortized over the vesting period is $33,033. Effective upon the Business Combination in August 2021, the 2018 Stock Plan was replaced by the 2021 Plan. The 2018 Stock Plan continues to govern the terms and conditions of the outstanding awards previously granted thereunder. No new awards will be granted out of the 2018 Stock Plan.

2021 Equity Incentive Plan

In connection with the Business Combination, the Board approved and implemented the SmartRent, Inc. 2021 Plan (the "2021 Plan"). The purpose of the 2021 Plan is to enhance the Company's ability to attract, retain and motivate persons who make, or are expected to make, important contributions to the Company by providing these individuals with equity ownership opportunities and equity-linked compensation opportunities.

(in thousands, except per share amounts)

The 2021 Plan authorizes the administrator of the 2021 Plan (generally, the Board or its compensation committee) to provide incentive compensation in the form of stock options, restricted stock and stock units, performance shares and units, other stock-based awards and cash-based awards. Under the 2021 Plan, the Company is authorized to issue up to 15,500 shares of Class A common stock. On May 14, 2024, the Company's stockholders approved the 2021 Plan, as amended and restated, which increased the number of shares reserved for issuance thereunder by 8,900 shares of Class A common stock. The Company is authorized to issue up to a total of 24,400 shares of Class A common stock under the 2021 Plan, as amended and restated. Non-employee board member RSUs generally will vest either over one year or three years, subject to the recipient's continued service through the applicable vesting date or dates. The RSUs and options granted to employees are generally subject to a four-year vesting schedule and all vesting generally shall be subject to the recipient's continued service with the Company or its subsidiaries through the applicable vesting dates.

The table below summarizes the activity pursuant to the 2021 Plan, for the years ended December 31, 2025 and 2024, and the shares available for future issuances as of December 31, 2025 and 2024.

	Shares Available for Future Issuance
Shares available as of December 31, 2023	8,310
Additions to the plan	8,900
Stock options forfeited	3,152
Stock options issued	(2,527)
RSUs forfeited	643
RSUs settled for taxes	1,263
RSUs issued	(2,885)
Shares available as of December 31, 2024	16,856
Stock options forfeited	1,095
RSUs forfeited	3,768
RSUs settled for taxes	552
RSUs issued	(11,397)
Shares available as of December 31, 2025	10,874

The table below summarizes the activity related to stock options, pursuant to the 2018 Stock Plan and 2021 Plan, for the years ended December 31, 2025 and 2024.

	Options Outstanding			
	Number of Options	Weighted-Average Exercise Price ($ per share)	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
December 31, 2023	9,158	$ 1.21	6.81	$ 18,112
Granted	2,527	$ 3.36		
Exercised	(4,543)	$ 0.56		
Forfeited	(2,977)	$ 3.08		
December 31, 2024	4,165	$ 1.90	6.74	$ 2,445
Forfeited	(1,093)	$ 3.18		
December 31, 2025	3,072	$ 1.45	3.25	$ 2,961
Exercisable options as of December 31, 2025	2,424	$ 1.02	2.06	$ 2,961

(in thousands, except per share amounts)

During the years ended December 31, 2025, 2024 and 2023 stock-based compensation expense of $570, $1,829 and $1,654, respectively, was recognized in connection with the outstanding options. As of December 31, 2025, there is $909 of unrecognized compensation expense related to stock options, which is expected to be recognized over a weighted-average period of 1.8 years.

The table below summarizes the activity related to RSUs, pursuant to the 2018 Stock Plan and 2021 Plan, for the years ended December 31, 2025 and 2024.

	Restricted Stock Units	
	Number of Restricted Stock Units	Weighted Average Grant Date Fair Value (per share)
December 31, 2023	4,461	$ 4.24
Granted	4,314	$ 2.43
Vested or distributed	(2,261)	$ 4.87
Forfeited	(1,204)	$ 3.44
December 31, 2024	5,310	$ 2.69
Granted	13,406	$ 1.20
Vested or distributed	(3,112)	$ 2.29
Forfeited	(5,558)	$ 1.55
December 31, 2025	10,046	$ 1.51

No right to any Class A Common Stock is earned or accrued until such time that vesting occurs, nor does the grant of the RSU award confer any right to continue vesting or employment or other service. Compensation expense associated with the unvested RSUs is recognized on a straight-line basis over the vesting period.

In June 2025, the Company granted RSU awards under the 2021 Plan to Frank Martell, the Company's President and Chief Executive Officer. Mr. Martell’s grant consisted of time-based RSUs covering 1,800 shares of the Company's Class A common stock. The RSUs will vest in four substantially equal quarterly installments, such that 100% of the RSUs subject to the grant will be vested as of June 30, 2026, subject to the terms of Mr. Martell’s award agreement.

During the years ended December 31, 2025, 2024 and 2023, stock-based compensation expense of $8,179, $10,154 and $11,273, respectively, was recognized in connection with the vesting of all RSUs. As of December 31, 2025, there is $10,902 of unrecognized compensation expense related to restricted stock units, which is expected to be recognized over a weighted-average period of 2.3 years.

2025 Inducement Equity Incentive Plan

In January 2025, the Board adopted the SmartRent, Inc. 2025 Inducement Equity Incentive Plan (the “Inducement Plan”), pursuant to which the Company may grant equity awards that are intended to qualify as employment inducement awards under the New York Stock Exchange Listed Company Manual Rule 303A.08 and any applicable interpretive material and other guidance issued under such rule (together, the “Inducement Listing Rule”), from time to time as determined by the Committee (as defined in the Inducement Plan), the Board’s Compensation Committee, or a majority of the Company’s “Independent Directors” (as defined under the applicable rules of the New York Stock Exchange). Upon adoption of the Inducement Plan, and subject to the adjustment provisions therein, the Company reserved 6,500 shares of Common Stock for issuance pursuant to equity awards granted under the Inducement Plan.

The Inducement Plan provides for the grant of equity-based awards, including options, stock appreciation rights, restricted stock awards, restricted stock units, performance shares, performance units, cash-based awards and other stock-based awards. Such equity-based awards may be granted under the Inducement Plan only to employees of the Company, so long as the following requirements are met: (i) the employee was not previously an employee or director, or the employee is to become employed by the Participating Company Group (as defined in the Inducement Plan) following a bona fide period of non-employment (within the meaning of the Inducement Listing Rule), and (ii) the grant of the award or awards is an inducement material to the employee’s entering into employment with the Participating Company Group in accordance with the Inducement Listing Rule.

(in thousands, except per share amounts)

In March 2025, the Company granted inducement awards under the Inducement Plan to Michael Shane Paladin, the Company's then President and Chief Executive Officer, as inducement awards in connection with the Start Date. Mr. Paladin's grant consisted of time-based RSUs covering 1,791 shares of the Company's Class A common stock and performance stock units ("PSUs") covering a target of 2,320 shares of the Company's Class A common stock. The RSUs vest at a rate of one-third of the RSUs annually on each anniversary of the Start Date, subject in each case to Mr. Paladin's continued employment through the applicable vesting date. In April 2025, the Company announced the departure of Mr. Paladin effective as of the End Date. As of the End Date, no shares had vested and all inducement awards granted were forfeited and returned to the Inducement Plan.

The table below summarizes the activity pursuant to the Inducement Plan, for the year ended December 31, 2025 and the shares available for future issuances as of December 31, 2025.

	Shares Available for Future Issuance
Shares available as of December 31, 2024	-
Additions to the plan	6,500
RSUs issued[(1)]	(6,650)
RSUs forfeited	6,431
Shares available as of December 31, 2025	6,281

(1) RSUs issued exceeds the total plan size as forfeited shares were re-issued during the year ended December 31, 2025.

Employee Stock Purchase Plan

The Company has the ability to initially issue up to 2,000 shares of Class A Common Stock under the ESPP, subject to annual increases effective as of January 1, 2022, and each subsequent January 1 through and including January 1, 2030, in an amount equal to the smallest of (i) 1% of the number of shares of the Class A Common Stock outstanding as of the immediately preceding December 31, (ii) 2,000 shares or (iii) such amount, if any, as the Board may determine.

The ESPP allows employees to purchase shares of the Company's Class A Common Stock approximately every six months at a per share purchase price equal to 85 percent of the quoted market price of a share of the Company's Class A Common Stock on (i) the first day of the offering period or (ii) the applicable purchase date of such offering period, whichever quoted market price is lower. During the years ended December 31, 2025, 2024 and 2023, stock-based compensation expense of $30, $88 and $235, respectively, was recognized in connection with the ESPP.

The table below summarizes the activity related to the ESPP for the years ended December 31, 2025 and 2024.

	Shares Available
December 31, 2023	5,402
Annual additions to the plan	2,000
Shares purchased	(293)
December 31, 2024	7,109
Annual additions to the plan	1,920
Shares purchased	(268)
December 31, 2025	8,761

(in thousands, except per share amounts)

Stock-Based Compensation

During the years ended December 31, 2024 and 2023, there were options granted covering 2,527 and 3,299 shares, respectively. During the year ended December 31, 2025 there were no options granted. The fair value of stock option grants is estimated by the Company on the date of grant using the Black Scholes option pricing model with the following weighted-average assumptions for the years ended December 31, 2025, 2024 and 2023.

	For the years ended December 31,		
	2025[(1)]	2024	2023
Risk free interest	-	4.09%	3.55% - 4.32%
Dividend yield	-	0.00%	0.00%
Expected volatility	-	75.00%	75.00%
Expected life (years)	-	6.25	6.08 - 6.25

(1) 2025 assumptions are not applicable as no options were granted during the year ended December 31, 2025.

The Company recorded stock-based compensation expense as follows.

	For the years ended December 31,		
	2025	2024	2023
Cost of revenue	$ 571	$ 1,111	$ 1,026
Research and development	3,006	3,961	3,664
Sales and marketing	566	700	635
General and administrative	4,636	6,299	7,946
Total	$ 8,779	$ 12,071	$ 13,271

During the year ended December 31, 2023 $109 was recognized for 844 shares granted in connection with the Company's February 2020 acquisition of a foreign supplier and are recorded as a component of general and administrative expense. There was no such stock-based compensation expense recorded in connection with this acquisition during the years ended December 31, 2025 and 2024.

(in thousands, except per share amounts)

NOTE 9. INCOME TAXES

The Company's components of income tax (benefit) expense consisted of the following.

Income tax provision	Years Ended December 31, 2025	2024	2023
Federal	$ -	$ (24)	$ (80)
Foreign	(40)	68	28
State and local	153	182	117
Current provision	113	226	65
Federal	(72)	41	(173)
Foreign	-	-	-
State and local	-	-	-
Deferred (benefit) provision	(72)	41	(173)
Income tax (benefit) expense	$ 41	$ 267	$ (108)

The following tables present a reconciliation of the Company's effective tax rates for the periods indicated.

Rate reconciliation	Year Ended December 31, 2025 Amount	Percent
U.S. statutory rate	$ (12,708)	21.0%
State and local income taxes, net of federal income tax effect(1)	(2,934)	4.8%
Foreign rate effect		
Other foreign jurisdictions	3	0.0%
Effect of changes in tax laws or rates enacted in the current period	-	0.0%
Effect of cross-border Laws		
Other	-	0.0%
Change in valuation allowance	15,181	(25.1%)
Nontaxable or nondeductible items		
Stock compensation	681	(1.1%)
Other permanent adjustments	8	0.0%
Other adjustments	(190)	0.3%
Effective tax rate	$ 41	(0.1%)

(1) State taxes in California and Arizona made up the majority (greater than 50 percent) of the tax effect in this category.

Rate reconciliation	For the Years Ended December 31, 2024	2023
U.S. statutory rate	21.0%	21.0%
State rate net of fed benefit	7.5%	2.7%
Change in valuation allowance	(27.9%)	(28.3%)
Stock compensation	0.2%	0.0%
Permanent adjustments	(1.4%)	(1.3%)
Deferred adjustments	1.2%	4.4%
Other	(1.4%)	1.7%
Effective tax rate	(0.8%)	0.2%

(in thousands, except per share amounts)

The components of the income tax payments (net of refunds received) as of December 31 follow.

	Year Ended December 31,
	2025
Federal	$ -
State	
Louisiana	8,700
New York	33,725
North Carolina	19,232
South Carolina	16,845
Texas	78,991
Other	9,300
Foreign	
Croatia	-
Other	-
Total income tax payments (net of refunds received)	$ 166,793

Tax effects of temporary differences can give rise to significant portions of deferred tax assets and deferred tax liabilities. The components of deferred income tax assets and liabilities are as follows.

	As of December 31,	
Tax effects of temporary differences	**2025**	**2024**
Attributes		
Deferred tax asset		
Federal NOLs	$ 52,863	$ 46,547
State NOLs	13,911	12,400
Deferred revenue	13,481	11,217
Capitalized R&D	7,763	12,138
Other deferred tax assets	15,329	9,138
Total deferred tax assets	103,347	91,440
Less: Valuation allowance	(95,793)	(80,612)
Total net deferred tax asset	$ 7,554	$ 10,828
IRC 481(a) Adjustment	(146)	(603)
Deferred costs of revenue	(956)	(2,987)
Intangibles	(4,531)	(5,308)
Other deferred tax liabilities	(1,947)	(2,027)
Total deferred tax liabilities	(7,580)	(10,925)
Net deferred tax liability	$ (26)	$ (97)

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax-planning strategies in making this assessment. As a result of historical cumulative losses, Management determined that, based on all available evidence, there was substantial uncertainty as to whether it will recover recorded net federal and state deferred taxes in future periods. Therefore, a valuation allowance equal to the amount of the net federal and state deferred tax assets was provided at December 31, 2025 and 2024. The net valuation allowance increased by $15,226 from $80,612 to $95,793 in 2025.

As of December 31, 2025, the Company has gross NOLs of $252,280 and $245,468 for federal and state income tax return purposes, respectively. Federal NOLs can be carried forward indefinitely, while State NOLs will expire between 2032 and 2045. The Company also has $145 of R&D credits available that expire in 2039.

(in thousands, except per share amounts)

The Tax Reform Act of 1986 (the "Act") provides for a limitation of the annual use of the net operating loss carryforwards following certain ownership changes (as defined by the Act and codified under IRC 382) that could limit the company's ability to utilize these carryforwards. The Company has not completed a formal Section 382 study; however, given its cumulative losses and valuation allowance position, management does not expect any potential limitation to have a material impact on the Company's income tax provision. A formal analysis would be performed when taxable income is generated in future periods and the utilization of these attribute become probable.

The income tax expense on the Consolidated Statement of Operations and Comprehensive Loss is primarily related to state minimum and franchise taxes. We have established a full valuation allowance for net deferred U.S. federal and state tax assets, including net operating loss carryforwards. We expect to maintain this valuation allowance until it becomes more likely than not that the benefit of our federal and state deferred tax assets will be realized in future periods.

The Company files income tax returns in the U.S. federal and various state jurisdictions, as well as in Croatia and India. The Company is subject to U.S. federal and state income tax examinations by authorities for all tax years beginning in 2018, due to the accumulated net operating losses that are carried forward. Similarly, SightPlan Holdings, Inc. is subject to U.S. federal and state income tax examination by authorities for all tax years beginning in 2012. The Company is subject to Croatian income tax examinations for all tax years beginning in 2019. The Company is subject to Indian income tax examinations for all tax years beginning in 2023.

The Company evaluates uncertain tax positions which requires significant judgments. We believe that we have established an adequate allowance for our uncertain tax positions, although we can provide no assurance that the final outcome of these matters will not be materially different. To the extent that the final outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. A summary of changes in the Company's gross unrecognized tax benefits for the years ended December 31, 2025 and 2024 is as follows.

	As of December 31,	
	2025	2024
Unrecognized tax benefits - January 1	$ 1,212	$ 3,817
Gross increases - tax positions in prior period	-	-
Gross decreases - tax positions in prior period	-	(2,605)
Gross increases - tax positions in current period	-	-
Settlement	-	-
Lapse of statute of limitations	-	-
Unrecognized tax benefits - December 31	$ 1,212	$ 1,212
Unrecognized tax benefits - December 31 (tax-effected)	$ 339	$ 339

The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefit as a component of income tax expense. The Company has not accrued penalties and interest as of December 31, 2025.

NOTE 10. NET LOSS PER SHARE

The following potentially dilutive shares were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because inclusion of the shares on an as-converted basis would have been anti-dilutive.

	For the years ended December 31,		
	2025	2024	2023
Common stock options and restricted stock units	13,117	9,475	13,618
Common stock warrants	-	-	3,664
Total	13,117	9,475	17,282

(in thousands, except per share amounts)

NOTE 11. RELATED-PARTY TRANSACTIONS

A member of the Board served on the board of directors of a SmartRent customer until June 2024. There was no related party relationship beyond June 30, 2024. For the years ended December 31, 2024 and 2023, the Company earned revenue from this customer of $1,298 and $3,738, respectively. All business dealings with the customer were entered into in the ordinary course of business and the arrangements are on terms no more favorable than terms that would be available to unaffiliated third parties under the same or similar circumstances.

NOTE 12. COMMITMENTS AND CONTINGENCIES

Purchase Commitments

The Company sometimes enters into long-term purchase commitments for certain goods and services. In October 2025 the Company entered into an agreement with a supplier to purchase minimum volumes of certain goods and services through December 2030. Future minimum annual payments in connection with the purchase commitment as of December 31, 2025 are as follows.

	Annual Minimum Payments
2026	$ 5,171
2027	5,978
2028	6,900
2029	7,950
2030	9,050
Total purchase commitment	$ 35,049

In the event of certain deteriorating business conditions during fiscal year 2028, and upon providing sixty days written notice to the supplier prior to January 1, 2029, the Company shall have the option to request for a reduction of its minimum payments for the fiscal years of 2029 and 2030 respectively, including an extension of the commitment term by one additional fiscal year, 2031.

Lease Commitments

From time to time, the Company enters into lease agreements with third parties for purposes of obtaining office and warehouse space. These leases are accounted for as operating leases and have remaining lease terms of 1.33 years to 6.75 years. If an optional renewal is reasonably certain to be exercised at lease commencement, the lease term will include the optional period for purposes of measuring the initial ROU asset and lease liability. In addition to monthly rent payments, the Company reimburses the lessors for its share of operating expenses as defined in the leases. Such amounts are not included in the measurement of the lease liability but are recognized as a variable lease expense when incurred. The leases do not include any restrictions or covenants that had to be accounted for under the lease guidance.

During the year ended December 31, 2024, the Company entered into a new office lease in Scottsdale, AZ for 38,820 square feet commencing on August 1, 2024 for its corporate headquarters. The term of the lease is 8.17 years. During the year ended December 31, 2024, the Company obtained $2,701 of ROU assets in exchange for lease obligations in connection with its operating leases. No new leases were entered into during the years ended December 31, 2025 or 2023.

Lease agreements entered into by the Company do not specify an implicit borrowing rate, however the Company utilizes an incremental borrowing rate based on the lease term on a collateralized basis. ROU assets and lease liabilities are recognized based on the present value of lease payments over the lease term at commencement date. The Company's weighted average discount rate was 6.07% at December 31, 2024. The weighted-average lease term was 5.9 years, 6.5 years and 2.4 years at December 31, 2025, 2024 and 2023, respectively.

During the years ended December 31, 2025, 2024 and 2023, the Company had no finance leases.

(in thousands, except per share amounts)

During the years ended December 31, 2025, 2024 and 2023 the Company incurred rent and other related occupancy expenses of $1,672, $2,159 and $1,374, respectively. Included in these amounts are $360, $225 and $147, respectively, of variable rent expense which is comprised primarily of the Company's proportionate share of operating expenses, properly classified as lease cost due to the Company's election to not separate lease and non-lease components. Rent costs are recorded to cost of revenue and general and administrative expenses on the Company's Consolidated Statement of Operations.

Annual base rental commitments associated with these leases, excluding operating expense reimbursements, month-to-month lease payments and other related fees and expenses during the remaining lease terms are as follows.

	Operating Leases
2026	$ 1,620
2027	1,311
2028	1,163
2029	1,182
2030 and thereafter	3,250
Total lease payments	8,526
Imputed interest	(1,506)
Total lease liability	7,020
Less: Lease liability, current portion	1,228
Lease liability, noncurrent	$ 5,792

The Company had $3,058 and $3,808 of ROU assets, net of related amortization, related to its lease liabilities at December 31, 2025 and December 31, 2024, respectively, and are included in other long-term assets on the Consolidated Balance Sheets. The noncurrent portion of the Company's lease liability is included in other long-term liabilities on the Consolidated Balance Sheets. The current portion of the Company's lease liability is included in other current liabilities on the Consolidated Balance Sheets.

Cash paid for amounts included in the measurement of operating lease liabilities was $887, $1,572 and $1,674 for the years ended December 31, 2025, 2024 and 2023, respectively.

Legal Matters

The Company is subject to various legal proceedings and claims that arise in the ordinary course of its business. Liabilities are accrued when it is believed that it is both probable that a liability has been incurred and that the Company can reasonably estimate the amount of the potential loss. The Company does not believe that the outcome of these proceedings or matters will have a material effect on the consolidated financial statements.

In February 2024, a putative class action complaint was filed against Fifth Wall Acquisition Sponsor, LLC, Fifth Wall Asset Management, LLC (the "FWAA Defendants"), and the individual directors of Fifth Wall Acquisition Corp. I ("FWAA") (the "Director Defendants" and collectively the "Defendants") in the Delaware Court of Chancery by a stockholder of FWAA for purported damages arising from the business combination with SmartRent.com, Inc. (the "2024 Class Action"). The complaint asserted claims for purported actions relating to FWAA's August 24, 2021 merger with legacy SmartRent.com, Inc. Beginning in February 2025, the parties participated in a mediation, which ultimately led to all the parties' agreement to settle the 2024 Class Action for $11,375. In August 2025, the parties executed a Stipulation and Agreement of Settlement, Compromise and Release, which the Court approved in November 2025.

Legal expenses and settlement costs incurred by the Company during the years ended December 31, 2025 and 2024 were $4,905 and $2,230, respectively, in connection with the 2024 Class Action. These legal expenses were recorded within general and administrative expenses on the Consolidated Statements of Operations and Comprehensive Loss and accrued expenses and other current liabilities on the Consolidated Balance Sheets.

(in thousands, except per share amounts)

In May 2021, the Company entered into a licensing agreement with a service provider, as further amended in July 2021 (the "Service Provider Agreement"), to license the provider’s software and participate in the provider’s energy demand response program to generate revenue for the Company. The Company paid the service provider $3,500 for the first 25 months of the 60-month license, with no additional payment due until July 2023. In October 2022, the Company sought to rescind the Agreement on the basis that it believed it was misled about the business opportunity available and the nature of the parties’ arrangement. In January 2024, the service provider brought suit against the Company for breach of contract in the Superior Court of California for the County of San Francisco seeking damages for the Company’s failure to make the monthly $140 payments for the license. In February 2024, the Company filed a cross-complaint against the service provider for fraudulent inducement; recission; breach of contract; and related equitable claims. In February 2025, the parties participated in a mediation, which ultimately led to the parties' agreement to settle the matter. The final settlement agreement was signed in March 2025, and the case was dismissed with prejudice.

In April 2023, a collective action was filed against the Company in Federal Court in Georgia (the "Federal Court") by two former employees alleging failure to pay overtime wages in violation of the Fair Labor Standards Act (“FLSA”). The plaintiffs claim they were improperly classified as exempt employees under the FLSA and thus should have been entitled to overtime pay. In October 2024, the parties engaged in a private mediation and agreed to settle the matter for a total amount of $1,500, inclusive of all Plaintiffs’ attorneys’ fees and costs and related releases, subject to a written agreement and the Federal Court’s approval. The Court approved the settlement and dismissed the case on December 31, 2024. As of December 31, 2024, the Company recorded a legal accrual of $1,500 related to this matter within general and administrative expenses on the Condensed Consolidated Statements of Operations and Comprehensive Loss and accrued expenses and other current liabilities on the Condensed Consolidated Balance Sheets. The settlement amount was paid in full in January 2025.

In December 2025, the San Francisco Tenants Union and three residents filed claims against the Company and several multifamily property owners in the Superior Court of the State of California in the County of San Francisco for alleged violations of Article 1 Section 1 of the California Constitution for alleged violation of tenant privacy rights, for common law intrusion upon seclusion and for violation of the San Francisco Rent Ordinance for purportedly interfering with tenants privacy rights arising out of the use of the Company’s SmartHome products and services (the "Complaint"). The Complaint seeks declaratory relief that the conduct described in the Complaint constitutes an invasion of the right to privacy and injunctive relief prohibiting the Company and owners from violating tenants’ privacy rights. The Complaint also seeks unspecified damages. The Company disputes the plaintiffs’ claims and intends to vigorously defend against those claims.

The Company regularly reviews outstanding legal claims, actions and enforcement matters, if any exist, to determine if accruals for expected negative outcomes of such matters are probable and can be reasonably estimated. The Company evaluates any such outstanding matters based on management’s best judgment after consultation with counsel. There is no assurance that the Company's accruals for loss contingencies will not need to be adjusted in the future. The amount of such adjustment could significantly exceed the accruals the Company has recorded.

NOTE 13. SEGMENT REPORTING

The Company operates as a single operating segment, which is also its only reportable segment as its CODM, which is currently the Company's President and Chief Executive Officer, reviews financial information on a consolidated basis for purposes of allocating resources and evaluating financial performance. The Company’s principal operations are in the United States and the Company’s long-lived assets are located primarily within the United States. The Company held $10,080 and $8,023 of assets outside the United States on December 31, 2025, and December 31, 2024, respectively.

(in thousands, except per share amounts)

The CODM uses revenue, gross margin, operating expenses, and net income as the primary measures to assess performance and to make strategic decisions regarding product development, market expansion, and resource allocation. Key financial performance measures of the segment are as follows.

	For the years ended December 31,		
	2025	2024	2023
Revenue			
Hardware	$ 57,973	$ 82,844	137,201
Professional Services	21,133	18,803	35,473
Deferred hub amortization	15,396	21,600	23,096
SaaS	57,824	51,638	41,068
Total revenue	152,326	174,885	236,838
Cost of revenue			
Hardware	52,829	58,833	108,780
Professional Services	26,167	31,160	55,495
Deferred hub amortization	8,146	11,168	12,602
SaaS	15,315	13,386	10,432
Total cost of revenue	102,457	114,547	187,309
Gross profit	49,869	60,338	49,529
Operating expenses			
Operating expenses excluding stock compensation and depreciation and amortization	75,783	87,666	75,179
Stock compensation	8,208	9,654	12,245
Depreciation and amortization	4,925	4,790	5,264
Total operating expenses	88,916	102,110	92,688
Impairment charge	24,929	-	-
Loss from operations	(63,976)	(41,772)	(43,159)
Other segment items(1)	3,418	8,129	8,572
Net loss	$ (60,558)	$ (33,643)	$ (34,587)

(1) Other segment items include interest income, net, other income (expense), net, and income tax expense (benefit).

The CODM is regularly provided with the consolidated cost of revenue and consolidated operating expenses as noted on the face of the Consolidated Statement of Operations and Comprehensive Loss, as these make up the significant expenses included in the measure of the segment profit or loss. Reported segment revenues less the significant expenses defined in accordance with ASC 280-10-50-26A is equal to the reported segment profit or loss, and thus there are no other segment items to disclose herein.

The Company considers these categories significant based on their materiality to the segment's results and their importance in the CODM's evaluation of segment performance and resource allocation decisions.

NOTE 14. SUBSEQUENT EVENTS

In connection with the preparation of the accompanying consolidated financial statements, the Company has evaluated events and transactions occurring after December 31, 2025 and through March 4, 2026, the date these financial statements were issued, for potential recognition or disclosure and has determined that there are no additional items to disclose except as disclosed below.

In January 2026, issuable shares of the Company's Class A Common Stock under the ESPP increased by 1,892 shares.

(in thousands, except per share amounts)

In January 2026, the Board of Directors or an authorized committee thereof approved the issuance of 6,024 RSUs to certain employees under the 2021 Incentive Stock Plan.

In January 2026, the Board of Directors or an authorized committee thereof approved the issuance of 1,119 PSUs at target to certain employees under the 2021 Incentive Stock Plan.

In January 2026, the Board of Directors approved the issuance of 465 RSUs to certain employees under the Inducement Plan.

In January and February 2026, 2,572 shares of the Company's Class A Common Stock were issued to certain employees related to vested RSUs, exercised options and ESPP purchases.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A - Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our President and Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) at the end of the period covered by this Report and, based on such evaluation, have concluded that our disclosure controls and procedures were effective as of December 31, 2025, at the reasonable assurance level to ensure that the information required to be disclosed by us in this Report was (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and regulations and (ii) accumulated and communicated to our management, including our President and Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Controls Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Under the supervision and with the participation of management, our President and Chief Executive Officer and Chief Financial Officer conducted an evaluation of the effectiveness of the internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on such evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

This Report does not include an attestation report of our independent registered public accounting firm due to an exemption established by the JOBS Act for "emerging growth companies."

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our President and Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Our disclosure controls and procedures and our internal controls over financial reporting have been designed to provide reasonable assurance of achieving their objectives. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated by reference to our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended December 31, 2025.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended December 31, 2025.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended December 31, 2025.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended December 31, 2025.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference to our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended December 31, 2025.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) Financial Statements

See Index to Financial Statements in Item 8 of this Report.

(a)(2) Financial Statement Schedule

All financial statement schedules have been omitted as the information is not required under the related instructions or is not applicable or because the information required is already included in the financial statements or the notes to those financial statements.

(a)(3) Exhibits

The documents set forth below are filed herewith or incorporated herein by reference to the location indicated.

		Incorporated by Reference		
Exhibit	Exhibit Description	Form	Exhibit	Filing Date
2.1**	Merger Agreement, dated as of April 21, 2021, by and among SmartRent Inc., Fifth Wall Acquisition Corp. I, and SmartRent.com, Inc.	8-K	2.1	April 22, 2021
2.2	Amendment No. 1 to Merger Agreement, dated as of July 23, 2021, by and among SmartRent, Inc., Fifth Wall Acquisition Corp. I and SmartRent.com, Inc.	8-K	2.1	July 26, 2021
3.1	Third Amended and Restated Certificate of Incorporation.	8-K	3.1	August 30, 2021
3.2	Amended and Restated Bylaws.	8-K	3.1	November 17, 2025
4.1	Specimen Class A Common Stock Certificate.	8-K	4.1	August 30, 2021
4.2	Description of the Registrant's Securities.	10-K	4.2	March 25, 2022
10.1	Amended and Restated Registration Rights Agreement, dated as of August 24, 2021, by and among SmartRent, Inc., the Sponsor and certain equity holders of SmartRent.com, Inc. named therein.	8-K	10.1	August 30, 2021
10.2†	Amended and Restated SmartRent, Inc. 2021 Equity Incentive Plan.	8-K	10.1	May 15, 2024
10.3†	Restricted Stock Units Agreement under the SmartRent, Inc. 2021 Equity Incentive Plan.	8-K	10.11	August 30, 2021
10.4†	Stock Option Agreement under the SmartRent, Inc. 2021 Equity Incentive Plan.	8-K	10.12	August 30, 2021
10.5†	SmartRent, Inc. 2021 Employee Stock Purchase Plan.	S-4/A	10.14	July 26, 2021

10.6†	SmartRent, Inc. 2025 Inducement Equity Incentive Plan and related form agreements.	10-K	10.6	March 5, 2025
10.7†	SmartRent, Inc. Executive Incentive Compensation Plan.	8-K	10.1	January 25, 2024
10.8**	Credit Agreement, dated as of December 10, 2021, by and among (i) SmartRent, Inc., (ii) the several banks and other financial institutions or entities party thereto, and (iii) Silicon Valley Bank, as the issuing lender, swingline lender, administrative agent, collateral agent for the lenders, and the lead arranger.	8-K	10.1	December 13, 2021
10.9	Waiver and First Amendment to Credit Agreement, dated August 5, 2025.	10-Q	10.5	August 6, 2025
10.10	Sponsor Agreement, dated April 21, 2021, by and among SmartRent, Inc., its former officers and directors, SmartRent.com, Inc. and the Sponsor.	8-K	10.2	April 22, 2021
10.11	Form of Indemnification Agreement between SmartRent, Inc. and each of the officers and directors of SmartRent, Inc.	S-4/A	10.24	July 26, 2021
10.12†	SmartRent.com, Inc. Amended and Restated 2018 Stock Plan.	S-4/A	10.12	July 26, 2021
10.13†	Stock Option Agreement under the SmartRent.com, Inc. Amended and Restated 2018 Stock Plan.	8-K	10.13	August 30, 2021
10.14†	Restricted Stock Units Award Agreement under the SmartRent.com, Inc. Amended and Restated 2018 Stock Plan.	8-K	10.14	August 30, 2021
10.15†	Amended and Restated Employment Agreement, dated as of January 22, 2025, by and between SmartRent, Inc. and Isaiah DeRose-Wilson.	10-K	10.16	March 5, 2025
10.16†	Amended and Restated Employment Agreement, dated as of January 22, 2025, by and between SmartRent, Inc. and Daryl Stemm.	10-K	10.17	March 5, 2025
10.17†	Amended and Restated Employment Agreement, dated as of January 22, 2025, by and between SmartRent, Inc. and Robyn Young.	10-K	10.18	March 5, 2025
10.18†	Amended and Restated Employment Agreement, dated as of January 22, 2025, by and between SmartRent, Inc. and Kristen Lee.	10-K	10.19	March 5, 2025
10.19†	Employment Agreement, dated as of January 16, 2025, by and between SmartRent, Inc. and Shane Paladin.	10-K	10.20	March 5, 2025
10.20†	Employment Agreement, dated as of April 9, 2025, by and between SmartRent, Inc. and John Dorman.	10-Q	10.2	May 7, 2025
10.21†	Employment Agreement, dated as of June 15, 2025, by and between SmartRent, Inc. and Frank Martell.	10-Q	10.3	August 6, 2025
10.22†	Employment Agreement, dated as of February 9, 2026, by and between SmartRent, Inc. and Brian McQuaid.			Filed herewith
10.23†	Employment Agreement, dated as of January 22, 2025, by and between SmartRent, Inc. and Natalie Cariola.			Filed herewith
10.24†	Form of Executive Officer Employment Agreement.			Filed herewith
10.25	Warrant to Purchase Common Stock, dated as of April 24, 2020 by and between SmartRent.com, Inc. and RET Ventures SPV I, L.P.	10-K	10.21	March 25, 2022
10.26	Warrant to Purchase Common Stock, dated as of February 4, 2021, by and between SmartRent.com, Inc. and LEN FW Investor, LLC.	10-K	10.22	March 25, 2022
10.27	Product Sales Agreement dated August 3, 2023, by and between SmartRent Technologies, Inc. and Ademco Inc., doing business as ADI Global Distribution.	8-K	10.1	August 8, 2023
10.28†	SmartRent, Inc. Amended and Restated Non-Employee Director Compensation Policy.	10-K	10.24	March 5, 2025
10.29†	Severance Agreement and Release between SmartRent, Inc. and Michael Shane Paladin, dated April 9, 2025.	10-Q	10.1	May 7, 2025
10.30	Transition Agreement, dated as of August 4, 2025, by and between SmartRent, Inc. and Kristen Lee.	10-Q	10.4	August 6, 2025
19.1	Insider Trading Policy of SmartRent, Inc., as amended and restated effective as of May 13, 2025.			Filed herewith
21.1	Subsidiaries of SmartRent, Inc.	10-K	21.1	March 5, 2024
23.1	Consent of Deloitte & Touche LLP.			Filed herewith
24.1	Power of Attorney (included on the signature pages herein).			
31.1	Certification of Principal Executive Officer as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.			Filed herewith
31.2	Certification of Principal Financial Officer as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.			Filed herewith

32.1	Certification of Principal Executive Officer and Principal Financial Officer as adopted pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.			Filed herewith
97.1	Compensation Recovery Policy.	10-K	97.1	March 5, 2024
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.			
101.SCH	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents.			
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.			
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.			
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.			
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.			
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101			

* The certifications attached as Exhibit 32.1 that accompany this Annual Report on Form 10-K are deemed furnished and not filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of SmartRent, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

** Certain exhibits and schedules have been omitted pursuant to Regulation S-K Item 601(b)(2) or Item 601(a)(5) (as applicable). We agree to furnish supplementally to the SEC a copy of any omitted exhibits or schedules upon request.

† Indicates a management contract or any compensatory plan, contract or arrangement.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, on this 4th day of March 2026.

SmartRent, Inc.

By: /s/ Frank Martell
_____

Frank Martell
President and Chief Executive Officer
(Principal Executive Officer)

By: /s/ Daryl Stemm
_____

Daryl Stemm
Chief Financial Officer
(Principal Financial and Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Frank Martell and Daryl Stemm, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated:

Signature	Capacity in Which Signed	Date
/s/ Frank Martell Frank Martell	President and Chief Executive Officer and Director (Principal Executive Officer)	March 4, 2026
/s/ Daryl Stemm Daryl Stemm	Chief Financial Officer (Principal Financial and Accounting Officer)	March 4, 2026
/s/ Alison Dean Alison Dean	Director	March 4, 2026
/s/ John Dorman John Dorman	Director	March 4, 2026
/s/ Thomas Bohjalian Thomas Bohjalian	Director	March 4, 2026
/s/ Ana Pinczuk Ana Pinczuk	Director	March 4, 2026
/s/ Ann Sperling Ann Sperling	Director	March 4, 2026

BOARD OF DIRECTORS

John Dorman, Chairman
Thomas Bohjalian
Alison Dean
Frank Martell
Ana G. Pinczuk
Ann Sperling

EXECUTIVE OFFICERS

Frank Martell, President and Chief Executive Officer
Heather Auer, Chief Human Resources Officer
Pankaj Bansi, Chief Transformation Officer
Natalie Cariola, Chief Revenue Officer
Brian McQuaid, General Counsel and Corporate Secretary
Sangeeth Ponathil, Chief Information Officer
Daryl Stemm, Chief Financial Officer



We have filed our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 with the Securities and Exchange Commission. It is available free of charge at the SEC's website at **www.sec.gov**. Stockholders can also access our proxy statement and our Annual Report on Form 10-K, at **https://investors.smartrent.com**. A copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 is also available without charge upon written request to our Secretary at 6811 E. Mayo Blvd, Fourth Floor, Phoenix, Arizona 85054.



SMARTRENT®

SMARTRENT.COM